UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

CANADA LIFE FINANCIAL CORPORATION

(Name of Subject Company)

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Manulife Financial Corporation
200 Bloor Street East, North Tower 11
Toronto, Ontario M4W 1E5 Canada
(416) 926-3000
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

135113108
(CUSIP Number of Class of Securities (if applicable))

Andrew D. Brands, Esq.
Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario, M5G 1R8 Canada
(416) 597-1440
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 27, 2002
(Date Tender Offer/Rights Offering Commenced)

1

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

     (a)

Attachment	Description

A	Offer to Purchase and Circular, dated December 27, 2002 (the “Offer and Circular”), relating to the offer (the “Offer”) by Manulife Financial Corporation (“Manulife”) to purchase all of the outstanding common shares of Canada Life Financial Corporation (“Canada Life”).
B	Letter of Transmittal and Election Form, dated December 27, 2002, relating to the Offer.
C	Notice of Guaranteed Delivery, dated December 27, 2002, relating to the Offer.
D	Letter from Manulife to Canada Life shareholders, dated December 27, 2002, relating to the Offer.
E	Questions & Answers About the Manulife Offer.

     (b)  Not applicable.

Item 2. Informational Legends

     A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer and Circular.

2

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description

1	Annual Information Form of Manulife dated May 1, 2002.

2	Manulife’s audited comparative consolidated financial statements for the year ended December 31, 2001, together with the auditors’ report thereon as set out on pages 26 to 53 of Manulife’s 2001 Annual Report for the year ended December 31, 2001.

3	Management’s Discussion and Analysis for the audited comparative consolidated financial statements referred to in Exhibit 2 as set out on pages 6 to 25 of Manulife’s 2001 Annual Report for the year ended December 31, 2001.

4	Manulife’s unaudited comparative interim consolidated financial statements for the nine months and three months ended September 30, 2002, as set out on pages 9 to 21 of Manulife’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002.

5	Management’s Discussion and Analysis for the unaudited comparative consolidated financial statements referred to in Exhibit 4 as set out on pages 6 to 8 of Manulife’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002.

6	Manulife’s Management Proxy Circular dated February 28, 2002, regarding Manulife’s annual meeting of shareholders held on April 30, 2002, excluding the sections entitled “Statement of Corporate Governance Practices”, “Mandate and Report of the Management Resources and Compensation Committee” and “Performance Graph”.

7	Material Change Report of Manulife dated December 12, 2002 with respect to the Offer.

8	Audited comparative financial statements of Canada Life for the year ended December 31, 2001, together with the auditors’ report thereon as set out on pages 58 to 91 of Canada Life’s 2001 Annual Report for the year ended December 31, 2001.

9	Canada Life’s unaudited comparative interim consolidated financial statements for the nine months and three months ended September 30, 2002, as set out on pages 9 to 19 of Canada Life’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002 (Incorporated by reference to Canada Life’s Form 6-K as filed on November 6, 2002).

3

PART III — CONSENT TO SERVICE OF PROCESS

     Concurrently with the filing of this Form CB with the Securities and Exchange Commission (the “SEC”), Manulife is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. Manulife will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

4

PART IV — SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANULIFE FINANCIAL CORPORATION

By:	/s/ Dale W. J. Scott

Name:	Dale W. J. Scott
Title:	Senior Vice President and General Counsel
Date:	December 30, 2002

5

Attachment A

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

December 27, 2002

Manulife Financial Corporation

OFFER TO PURCHASE

all of the outstanding common shares of

Canada Life Financial Corporation

in exchange for, at the election of each Shareholder tendering to the Offer:

(a) $40.00 in cash per CLFC Common Share (the “Cash Alternative”); or

(b) 1.055 MFC Common Shares and $0.01 in cash per CLFC Common Share
(the “Share Alternative”);

in each case subject to the limits on the Cash Alternative and the Share Alternative described below.

The offer (the “Offer”) by Manulife Financial Corporation (“MFC” or the “Offeror”) to purchase all of the outstanding common shares of Canada Life Financial Corporation (“CLFC”) together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of CLFC described in “Shareholder Rights Plan” in the accompanying Circular (collectively, the “CLFC Common Shares”), but not including the CLFC Common Shares owned by Manulife Financial as general fund assets, will be open for acceptance until 5:00 p.m. (local time) on February 28, 2003, unless withdrawn or extended. Subject to the terms and conditions of the Offer, MFC will take up and pay for the CLFC Common Shares deposited under the Offer on, or as soon as practicable after, February 28, 2003. MFC has structured the Offer to meet the requirements of a “Permitted Bid” under the Shareholder Rights Plan.

Each holder of CLFC Common Shares (each a “Shareholder” and collectively, the “Shareholders”) may elect to receive either the Cash Alternative or the Share Alternative for all of the Shareholder’s CLFC Common Shares deposited under the Offer. Cash or MFC Common Shares to be paid or issued to Shareholders may be prorated in accordance with the terms of the Offer if the number of CLFC Common Shares tendered to the Cash Alternative exceeds 40% of the total number of CLFC Common Shares tendered to the Offer or if the number of CLFC Common Shares tendered to the Share Alternative exceeds 60% of the total number of CLFC Common Shares tendered to the Offer. See section 1 of the Offer, “The Offer”.

The Offer is subject to the conditions set forth in section 4 of the Offer, “Conditions of the Offer”. The Offeror reserves the right to amend or waive any or all of the conditions in its sole judgement at any time.

The closing price of a CLFC Common Share on December 6, 2002, the trading day immediately prior to the announcement of the Offer, was $31.45 on the Toronto Stock Exchange (the “TSX”) and US$20.12 on the New York Stock Exchange (the “NYSE”). The closing price of a MFC Common Share on December 6, 2002, was $37.90 on the TSX and US$24.24 on the NYSE. As of the date of the announcement of the Offer, the Offer represented a premium of 30% over the weighted average trading price of the CLFC Common Shares on the TSX for the 20 trading days prior to the announcement of the Offer on December 9, 2002. MFC has applied to list the additional MFC Common Shares to be issued pursuant to the Offer on the TSX and the NYSE. Application will also be made to list the additional MFC Common Shares to be issued pursuant to the Offer on The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Philippines Stock Exchange (the “PSE”).

TAX-DEFERRED ROLLOVER

ELIGIBLE SHAREHOLDERS WHO RECEIVE MFC COMMON SHARES MAY MAKE A JOINT TAX ELECTION WITH MFC FOR THE PURPOSE OF ACHIEVING A FULL OR PARTIAL TAX-DEFERRED EXCHANGE FOR CANADIAN FEDERAL INCOME TAX PURPOSES. SEE “CANADIAN FEDERAL INCOME TAX CONSIDERATIONS” IN THE ACCOMPANYING CIRCULAR. SHAREHOLDERS RESIDENT IN THE UNITED KINGDOM OR IN THE REPUBLIC OF IRELAND WHO RECEIVE MFC COMMON SHARES MAY ALSO BE ELIGIBLE FOR A FULL OR PARTIAL TAX-DEFERRED EXCHANGE FOR TAX PURPOSES. SEE “UNITED KINGDOM TAX CONSIDERATIONS” AND “IRISH TAX CONSIDERATIONS” IN THE CIRCULAR.

Shareholders resident in the U.S. should see “United States Federal Income Tax Considerations” in the Circular for a description of the U.S. federal income tax consequences of the Offer.

Shareholders, including those who hold Ownership Statements, who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on green paper) or a manually signed facsimile thereof and deposit it, together with share certificates or Ownership Statements in respect of CLFC Common Shares, in accordance with the instructions in the Letter of Transmittal. Shareholders, other than those who hold Ownership Statements, who wish to deposit CLFC Common Shares and whose share certificates for those CLFC Common Shares are not readily available should complete and execute the accompanying Notice of Guaranteed Delivery (printed on blue paper) or a facsimile thereof and deposit it in compliance with the procedure for guaranteed delivery set forth in section 3 of the Offer, “How to Tender CLFC Common Shares to the Offer”.

Shareholders whose CLFC Common Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept the Offer.

Questions and requests for assistance may be directed to the Information Agent and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent at its office and phone number shown on the last page of this document.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror’s sole judgement, take such action as it or they may deem necessary to extend the Offer to Shareholders in such jurisdiction.

The Dealer Managers for the Offer are:

In Canada Scotia Capital Inc. TD Securities Inc.	In the United States Scotia Capital (USA) Inc.	In Europe HSBC Bank plc

INFORMATION FOR U.S. SHAREHOLDERS

      This Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Offer and Circular have been prepared in accordance with foreign accounting standards and, thus, are not comparable to the financial statements of United States companies.

      It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since MFC is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

      You should be aware that MFC may purchase securities otherwise than under the Offer, such as in open market purchases. See section 9 of the Offer, “Market Purchases”.

FORWARD-LOOKING STATEMENTS

      Certain statements in the accompanying Circular under “Purpose of the Offer, Benefits of the Combination and Review of CLFC’s Operations and the Offeror’s Plans for CLFC”, “Acquisition of CLFC Common Shares Not Deposited”, and “Unaudited Pro Forma Consolidated Financial Statements of Manulife Financial Corporation”, in addition to certain statements contained elsewhere in this Offer and Circular or incorporated by reference herein, are forward-looking statements with respect to MFC, including its business strategies for the integration of MFC and CLFC as well as anticipated cost synergies resulting from such integration. These statements generally can be identified by the use of forward-looking words such as “may,” “will,” “except,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from MFC’s expectations include the matters discussed in the accompanying Circular under “Investment Considerations Concerning MFC” and in other sections of the Circular and includes, among other things, general economic and market factors, including interest rates, business competition and changes in government regulations or in tax laws.

NOTICE TO HONG KONG RESIDENTS

      The making of the Offer, directly or indirectly, in or into Hong Kong is conditional on (a) all rulings, clearances, permissions, approvals, waivers and certificates of exemption which MFC reasonably considers necessary or desirable in connection with any requirement in relation to (i) any prospectus (as defined in the Companies Ordinance (Chapter 32 of the laws of Hong Kong)) in connection with any offer of MFC Common Shares being obtained from the Securities and Futures Commission of Hong Kong (the “SFC”) and (ii) the Hong Kong Code on Takeovers and Mergers in connection with the Offer being obtained from the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director, in each case in terms and in a form reasonably satisfactory to MFC and (b) registration of a prospectus in connection with any offer of MFC Common Shares with the Registrar of Companies in Hong Kong. Nothing in this Offer and Circular shall oblige MFC to seek any such rulings, clearances, permissions, approvals, waivers and certificates of exemption or make any such registration or to make any Offer in or into Hong Kong and such conditions may be waived in whole or in part by MFC and if so waived such waiver may be subject to any conditions MFC may consider appropriate. Until such conditions are satisfied or waived the Offer is not being made, directly or indirectly, in or into Hong Kong nor is there any intention to invite from persons in Hong Kong offers to subscribe for or purchase or sell any securities.

(i)

CURRENCY AND EXCHANGE RATES

      All dollar references in the Offer and Circular are in Canadian dollars, except as otherwise indicated. The following table shows recent historical values for currency conversion from Canadian dollars to U.S. dollars, United Kingdom pounds and Euro. The exchange rates are based upon noon spot rates of exchange published by the Bank of Canada.

	December 29,	December 31,	September 30,	December 19,
	2000	2001	2002	2002

U.S. dollars	0.6666	0.6279	0.6306	0.6462
United Kingdom pounds	0.4458	0.4318	0.4016	0.4042
Euro	0.7096	0.7050	0.6384	0.6331

      By way of example, as at December 19, 2002, Cdn.$100 expressed in U.S. dollars would be equal to U.S.$64.62 (i.e. Cdn.$100 x 0.6462). Similarly, Cdn.$100 expressed in United Kingdom pounds would be equal to UK£40.42 (i.e. Cdn.$100 x 0.4042) and Cdn.$100 expressed in Euro would be equal to €63.31 (i.e. Cdn.$100 x 0.6331).

COPIES OF MATERIALS

      Additional copies of this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its office listed on the last page of this document. These documents are also available on MFC’s website at www.manulife.com and as filed with Canadian securities regulatory authorities at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

      These securityholder materials are being sent to both registered and non-registered owners of CLFC Common Shares. If you are a non-registered owner, and MFC or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

      Des exemplaires en français de la présente offre et note d’information, de la lettre d’envoi et de l’avis de livraison garantie vous seront transmis avec plaisir. Veuillez communiquer avec l’agent d’information au 1-888-410-7852.

(ii)

TABLE OF CONTENTS

SUMMARY
GLOSSARY
OFFER
1.The Offer
2.Time for Acceptance
3.How to Tender CLFC Common Shares to the Offer
4.Conditions of the Offer
5.Extension and Variation of the Offer
6.Payment for Deposited CLFC Common Shares
7.Return of CLFC Common Shares
8.Withdrawal of Deposited CLFC Common Shares
9.Market Purchases
10.Notice and Delivery
11.Reorganization, Dividends and Distributions
12.Other Terms of the Offer
13.Mail Service Interruption
14.General
CIRCULAR
BACKGROUND TO THE OFFER
PURPOSE OF THE OFFER, BENEFITS OF THE COMBINATION AND REVIEW OF CLFC’S OPERATIONS
SOURCE OF FUNDS
THE OFFEROR
ADDITIONAL INFORMATION CONCERNING THE OFFEROR
INVESTMENT CONSIDERATIONS CONCERNING MFC
MATERIAL CHANGES AND OTHER INFORMATION CONCERNING THE OFFEROR
CLFC
OWNERSHIP OF SECURITIES OF CLFC
TRADING IN SECURITIES OF CLFC
COMMITMENTS TO ACQUIRE SECURITIES OF CLFC
ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS
INFORMATION CONCERNING THE SECURITIES OF CLFC
MATERIAL CHANGES AND OTHER INFORMATION CONCERNING CLFC
SHAREHOLDER RIGHTS PLAN
ACQUISITION OF CLFC COMMON SHARES NOT DEPOSITED
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
UNITED KINGDOM TAX CONSIDERATIONS
IRISH TAX CONSIDERATIONS
REGULATORY MATTERS
OTHER MATTERS RELATING TO THE OFFER
LEGAL MATTERS
STATUTORY RIGHTS
CONSENT OF AUDITORS
CONSENTS OF COUNSEL
APPROVAL AND CERTIFICATE OF THE OFFEROR
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF MANULIFE FINANCIAL CORPORATION

(iii)

SUMMARY

      The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and the Circular. Shareholders should read the Offer and the Circular in their entirety. Certain capitalized and other terms used in this Summary are defined in the Glossary. The information concerning CLFC contained in the Offer and Circular has been taken from or is based upon publicly available documents or records on file with Canadian and U.S. securities regulatory authorities and other public sources available at the time of the Offer.

The Offer

      The Offeror is offering to purchase, upon the terms and subject to the conditions specified in the Offer, all of the outstanding CLFC Common Shares and associated SRP Rights, but not including the CLFC Common Shares owned by Manulife Financial as general fund assets, for, at the option of the Shareholder:

(a)	the Cash Alternative consisting of $40.00 cash per CLFC Common Share; or

(b)	the Share Alternative consisting of 1.055 MFC Common Shares and $0.01 cash per CLFC Common Share;

in each case subject to proration as described in section 1 of the Offer, “The Offer”. Subject only to the limits on the payment of the Cash Alternative or the Share Alternative, the elections made by Shareholders who properly accept the Offer and properly complete the election will be satisfied to the greatest extent possible. Shareholders who properly accept the Offer but who have not properly elected to receive either the Cash Alternative or the Share Alternative are deemed to have elected the form of consideration available after the elections of Shareholders who properly elect either the Cash Alternative or the Share Alternative are determined.

      Cash or MFC Common Shares to be paid or issued to Shareholders may be prorated in accordance with the terms of the Offer if the number of CLFC Common Shares tendered to the Cash Alternative exceeds 40% of the total number of CLFC Common Shares tendered to the Offer or if the number of CLFC Common Shares tendered to the Share Alternative exceeds 60% of the total number of CLFC Common Shares tendered to the Offer.

      No fractional MFC Common Shares will be issued pursuant to the Offer. In lieu of a fractional MFC Common Share, a Shareholder accepting the Offer who would otherwise receive a fraction of a MFC Common Share will receive a cash payment determined on the basis of $37.90 for each full MFC Common Share, which was the closing price of the MFC Common Shares on the TSX on December 6, 2002, the last day on which the MFC Common Shares traded prior to the announcement of the Offer.

      Shareholders who are Eligible Holders and who elect the Share Alternative (or who elect the Cash Alternative but who receive MFC Common Shares as a result of the proration provisions of the Offer) may make the necessary joint tax election with MFC to obtain a full or partial tax-deferred exchange for Canadian federal income tax purposes.

      The Offeror has structured the Offer as a “Permitted Bid” under CLFC’s Shareholder Rights Plan.

Time for Acceptance

      The Offer is open for acceptance until 5:00 p.m. (local time) on February 28, 2003, unless withdrawn or extended.

How to Tender CLFC Common Shares to the Offer

          Information for Demutualization Shareholders

•	If you were a Canada Life participating policyholder eligible to receive demutualization benefits at the time of demutualization, you should have been issued an Ownership Statement in respect of your CLFC Common Shares.

•	These special instructions apply to you so long as you have not previously sold or transferred your CLFC Common Shares or obtained share certificates.

•	If you no longer have your Ownership Statement, you should call Computershare Trust Company of Canada toll-free in Canada or the United States, at 1-888-284-9137, or in the rest of the world, call collect (8 a.m. to 5 p.m., Montreal time) (514) 982-7270, to obtain a replacement Ownership Statement.

•	If you still have your Ownership Statement, please tender it together with your signed Letter of Transmittal in the form accompanying this Offer (printed on green paper).

•	By doing so, you will also direct CLFC and its registrar and transfer agent, Computershare Trust Company of Canada, to immediately issue a share certificate in your name in respect of CLFC Common Shares and deliver it to CIBC Mellon Trust Company, the Depositary, in acceptance of the Offer.

•	Please do not use the Notice of Guaranteed Delivery (printed on blue paper) accompanying this Offer.

          General Information

      Shareholders, including those who hold Ownership Statements, who wish to accept the Offer must deliver to the Depositary, the U.S. Forwarding Agent, the U.K. Forwarding Agent or the Irish Forwarding Agent at any of its offices listed in the accompanying Letter of Transmittal, so as to arrive not later than the Expiry Time, the share certificate(s) or Ownership Statement(s) in respect of their CLFC Common Shares, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, and any other documents required by the Letter of Transmittal. Detailed instructions on how to tender CLFC Common Shares to the Offer are contained in the Letter of Transmittal. If a Shareholder, other than a holder of an Ownership Statement, wishes to deposit CLFC Common Shares pursuant to the Offer and either the share certificate(s) in respect of the CLFC Common Shares are not immediately available, or the share certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those CLFC Common Shares may nevertheless be deposited validly to the Offer in compliance with the procedure for guaranteed delivery set forth under section 3 of the Offer, “How to Tender CLFC Common Shares to the Offer”.

      A Shareholder who holds an Ownership Statement cannot use this guaranteed delivery procedure.

      If you have any questions regarding the process by which you accept the Offer, please contact the Information Agent for the Offer, MacKenzie Partners, Inc., if in North America, at 1-800-322-2885 (English) or 1-888-410-7852 (French), and if outside North America, collect at (212) 929-5500.

Conditions of the Offer

      The Offeror reserves the right to withdraw the Offer and not take up and pay for any CLFC Common Shares deposited under the Offer unless the conditions described in section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived. The Offer is conditional upon, among other things,

(a)	that a sufficient number of CLFC Common Shares are validly deposited under the Offer and not withdrawn such that those CLFC Common Shares, together with all CLFC Common Shares owned by Manulife Financial as general fund assets, constitute not less than 66 2/3% of the outstanding CLFC Common Shares (calculated on a fully-diluted basis);

(b)	all necessary or appropriate domestic and foreign governmental or regulatory consents or approvals relating to the Offer or the purchase of the CLFC Common Shares by the Offeror under the Offer or the acquisition of the CLFC Common Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained on terms satisfactory to the Offeror; and

(c)	the Offeror shall have determined in its sole judgement that, after the date of announcement of the Offer, there shall not have occurred or arisen (or there shall not have been generally disclosed or discovered) a Material Adverse Change with respect to Canada Life Financial.

There are a number of additional conditions to the Offer which permit the Offeror to terminate the Offer if such conditions, in the sole judgement of the Offeror, are not satisfied. The Offeror reserves the right to amend or waive any or all of the conditions in its sole judgement at any time. See section 4 of the Offer, “Conditions of the Offer”.

Payment for Deposited CLFC Common Shares

      If all the conditions referred to under section 4 of the Offer, “Conditions of the Offer”, have been fulfilled or waived at the Expiry Time, the Offeror will become obligated to take up and pay for CLFC Common Shares validly deposited under the Offer and not properly withdrawn, not later than 10 days from the Expiry Time. The Offeror will be obligated to pay for the CLFC Common Shares so taken up as soon as possible, but in any event not later than the earlier of (a) the tenth day after the Expiry Time and (b) three business days after taking up such CLFC Common Shares. Any CLFC Common Shares deposited to the Offer after the first date on which CLFC Common Shares have been taken up and paid for by the Offeror will be taken up and paid for within 10 days of such deposit. The cash portion of the consideration offered is payable in Canadian dollars. See section 6 of the Offer, “Payment for Deposited CLFC Common Shares”.

Purpose of the Offer, Benefits of the Combination and Review of CLFC’s Operations

      The purpose of the Offer is to allow the Offeror to acquire all of the CLFC Common Shares. See “Purpose of the Offer, Benefits of the Combination and Review of CLFC’s Operations” and “Acquisition of CLFC Common Shares Not Deposited” in the Circular.

The Offeror

      MFC and its consolidated subsidiaries, including Manufacturers Life (collectively, “Manulife Financial”) provide a wide range of financial products and services, including life insurance, health insurance, pension products, annuities and mutual funds, to individual and group customers in Canada, the United States and Asia, principally through subsidiary companies and joint ventures. Manulife Financial also offers reinsurance services, primarily life and accident reinsurance, and provides investment management services with respect to Manulife Financial’s general fund assets, segregated fund assets and mutual funds and to institutional customers. MFC Common Shares are listed on the TSX, the NYSE, the SEHK and the PSE.

      Over the past eight years, Manulife Financial has delivered strong and consistent financial results. Over the period 1993 to 2001, Manulife Financial has grown shareholders’ net income at a compound annual growth rate of 26%. In 2001, the return on shareholders’ equity was 15.1%, ranking Manulife Financial in the top quartile among public life insurance companies. The financial strength of Manulife Financial has been recognized by credit rating agencies. Manulife Financial’s ratings are amongst the highest ratings given to global insurance companies.

      As at September 30, 2002, Manulife Financial’s assets under management totaled $134.5 billion and its shareholders’ equity totaled $8.5 billion. Over the twelve month period ending September 30, 2002, Manulife Financial generated premiums and deposits of $29.4 billion and shareholders’ net income of $1.3 billion.

Acquisition of CLFC Common Shares Not Deposited

      If the Offeror takes up and pays for the CLFC Common Shares validly deposited to the Offer, it currently intends to exercise its statutory right, if available, to acquire the remainder of the CLFC Common Shares on the same terms as the CLFC Common Shares were acquired under the Offer. If the statutory right of Compulsory Acquisition is not available, the Offeror may seek to cause a special meeting of Shareholders to be called to consider an amalgamation, capital reorganization or other transaction that constitutes a Subsequent Acquisition Transaction for the purpose of acquiring all CLFC Common Shares not acquired by the Offeror pursuant to the Offer. See “Acquisition of CLFC Common Shares Not Deposited” in the Circular.

Canadian Federal Income Tax Considerations

      A Shareholder who is resident in Canada, who holds CLFC Common Shares as capital property and who disposes of such shares to MFC under the Offer (subject to entering into a joint tax election with MFC to obtain a full or partial tax deferral when available as described in “Canadian Federal Income Tax Considerations” in the Circular) will realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value, on the date of disposition, of the MFC Common Shares and the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such CLFC Common Shares.

      Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of CLFC Common Shares to MFC under the Offer unless those shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

      An Eligible Holder who disposes of CLFC Common Shares pursuant to the Share Alternative (or who disposes of CLFC Common Shares pursuant to the Cash Alternative but who receives MFC Common Shares because the proration provisions of the Offer apply) may, depending upon the circumstances, obtain a full or partial tax deferral in respect of a disposition of CLFC Common Shares by entering into a joint tax election with MFC under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial tax legislation).

      See the discussion in “Canadian Federal Income Tax Considerations” in the Circular.

Tax Considerations for Non-Canadian Shareholders

      See the discussion in “United States Federal Income Tax Considerations”, “United Kingdom Tax Considerations” and “Irish Tax Considerations” in the Circular.

Selected Pro Forma Consolidated Financial Information

      The following tables include selected pro forma consolidated financial information for MFC for the nine months ended September 30, 2002 and for the year ended December 31, 2001 which were derived from the unaudited comparative interim consolidated financial statements of MFC and CLFC for the nine months ended September 30, 2002, the audited comparative consolidated financial statements of MFC and CLFC for the year ended December 31, 2001 and such other supplementary information as was considered necessary to reflect the acquisition of CLFC by MFC.

      The selected pro forma consolidated financial information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of MFC, the accompanying notes thereto and the compilation report of Ernst & Young LLP thereon (including the comments for United States readers on Canada and United States reporting differences) included in the Circular. The selected pro forma consolidated financial information for MFC gives effect to the proposed acquisition of CLFC as if it had occurred as at September 30, 2002 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2001 for the purposes of the pro forma consolidated statements of operations for the periods ended December 31, 2001 and September 30, 2002. In preparing the pro forma consolidated financial statements, management of MFC has made certain assumptions that affect the amounts reported in the pro forma consolidated financial statements. The selected pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of any potential synergies or harmonization of accounting and actuarial policies or practices between the two companies.

Selected Pro Forma Consolidated Financial Information

(unaudited, Canadian $ in millions unless otherwise stated)

For the nine months ended September 30, 2002

				Pro Forma
	MFC	CLFC	Adjustments(1)	Consolidated

Revenue
Premium income	8,014	4,291	—	12,305
Investment income	3,072	1,554	(130)	4,496
Other revenue	1,126	404	—	1,530

Total revenue	12,212	6,249	(130)	18,331

Net income attributed to common shareholders	1,006	359	(96)	1,269

Basic earnings per common share	2.10			2.22
Premiums and deposits
General fund premiums	8,014	4,291	—	12,305
Segregated fund deposits	12,867	2,795	—	15,662
ASO premium equivalents	646	303	—	949

Total premiums and deposits	21,527	7,389	—	28,916

As at September 30, 2002
Assets under management
General funds	80,493	36,663	2,209	119,365
Segregated funds	53,966	20,776	—	74,742

Total assets under management	134,459	57,439	2,209	194,107

Capitalization
Subordinated debt	1,433	550	33	2,016
Manulife Financial Capital Securities(2)	1,000	—	—	1,000
Canada Life Capital Securities(2)	—	450	—	450
Trust Preferred Securities issued by subsidiaries	781	—	—	781
Preferred shares(2)	—	145	—	145
Total equity	8,563	3,674	(146)	12,091

Total capitalization	11,777	4,819	(113)	16,483

For the year ended December 31, 2001
Revenue
Premium income	10,247	5,358	—	15,605
Investment income	4,479	2,241	(195)	6,525
Other revenue	1,505	465	—	1,970

Total revenue	16,231	8,064	(195)	24,100

Net income attributed to common shareholders	1,159	342	(135)	1,366

Basic earnings per common share	2.40			2.38
Premiums and deposits
General fund premiums	10,247	5,358	—	15,605
Segregated fund deposits	14,044	3,828	—	17,872
ASO premium equivalents	795	378	—	1,173

Total premiums and deposits	25,086	9,564	—	34,650

(1)	Details of the pro forma adjustments are included in the Unaudited Pro Forma Consolidated Financial Statements of Manulife Financial Corporation in the accompanying Circular.
(2)	Included in “Non-controlling interest in subsidiaries” in the unaudited pro forma consolidated balance sheet of MFC as at September 30, 2002. See the Unaudited Pro Forma Consolidated Financial Statements of Manulife Financial Corporation in the accompanying Circular.

Depositary, U.S., U.K. and Irish Forwarding Agents and Information Agent

      CIBC Mellon Trust Company is acting as the Depositary and Mellon Investor Services LLC is acting as the U.S. Forwarding Agent, Capita IRG plc is acting as U.K. Forwarding Agent and Capita Corporate Registrars plc is acting as Irish Forwarding Agent, for the Offer. The Depositary, the U.S. Forwarding Agent, the U.K. Forwarding Agent and the Irish Forwarding Agent will receive deposits of share certificates and Ownership Statements in respect of the CLFC Common Shares and related Letters of Transmittal and other documents at the offices specified in the Letter of Transmittal. The Depositary will also receive Notices of Guaranteed Delivery deposited to the Offer at the Toronto office specified in the Notice of Guaranteed Delivery, give certain notices where necessary and make payment for CLFC Common Shares purchased by the Offeror pursuant to the Offer.

      MacKenzie Partners, Inc. is acting as the Information Agent for the Offer as a resource for information for Shareholders.

Financial Advisor, Dealer Managers and Soliciting Dealer Group

      The Offeror has retained Scotia Capital Inc. to act as its financial advisor in connection with the Offer. The Offeror has also retained HSBC Securities (Canada) Inc. to act as its financial advisor for European aspects of the Offer. Scotia Capital Inc. and TD Securities Inc. have been retained to act as dealer managers in connection with the Offer in Canada and to form and manage a soliciting group that will include members of the Investment Dealers Association of Canada and all stock exchanges in Canada to solicit acceptances of the Offer by Shareholders. Scotia Capital (USA) Inc. has been retained to act as dealer manager in connection with the Offer to solicit acceptances from institutional investors in the United States. HSBC Bank plc has been retained to act as dealer manager in connection with the Offer to solicit acceptances from institutional investors in Europe. No brokerage fee or commission will be payable by any Shareholder who accepts the Offer by transmitting his or her CLFC Common Shares directly to the Depositary, the U.S. Forwarding Agent, the U.K. Forwarding Agent or the Irish Forwarding Agent or who utilizes the Dealer Managers or the services of a member of the Soliciting Dealer Group to accept the Offer.

Access to Disclosure Documents of Manulife Financial and Canada Life Financial

      The Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery, along with the documents incorporated by reference in this Offer and Circular regarding MFC and CLFC, are also publicly available free of charge on the Internet and may be accessed as follows:

(a)	all of the documents relating to MFC are available on MFC’s website at www.manulife.com;

(b)	for documents relating to MFC filed with the Canadian securities authorities, you may also go to www.sedar.com, click on “English”, click on “Search Database”, then click on “Search for Public Company Documents”, type (without quotes) “Manulife Financial Corporation” in the “Company Name” box and then click on “Search”;

(c)	for documents relating to MFC filed with the U.S. Securities and Exchange Commission (“SEC”), you may also go to www.sec.gov, click on “Search for Company Filings” under the “Filings & Forms (EDGAR)” heading, then click “Search Companies and Filings”, type (without quotes) “Manulife Financial Corp” in the “Company name” box and hit “Enter”;

(d)	all of the documents relating to CLFC are available on CLFC’s website at www.canadalife.com;

(e)	for documents relating to CLFC filed with the Canadian securities authorities, you may also go to www.sedar.com, click on “English”, click on “Search Database”, then click on “Search for Public Company Documents”, type (without quotes) “Canada Life Financial Corporation” in the “Company Name” box and then click on “Search”; and

(f)	for documents relating to CLFC filed with the SEC, you may also go to www.sec.gov, click on “Search for Company Filings” under the “Filings & Forms (EDGAR)” heading, then click “Search Companies and Filings”, type (without quotes) “Canada Life Financial Corp” in the “Company name” box and hit “Enter”, then click on the CIK number beside “CANADA LIFE FINANCIAL CORP”.

GLOSSARY

      In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“affiliate” has the meaning ascribed thereto in the OSA;

“associate” has the meaning ascribed thereto in the OSA;

“business day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario;

“Canada Life” means The Canada Life Assurance Company, a company existing under the ICA and a wholly-owned subsidiary of CLFC;

“Canada Life Financial” means CLFC and its consolidated subsidiaries, including Canada Life;

“Canadian GAAP” means generally accepted accounting principles as promulgated by the Canadian Institute of Chartered Accountants, including the accounting requirements of the Superintendent;

“Cash Alternative” means, for each CLFC Common Share, $40.00 cash;

“CCRA” means Canada Customs and Revenue Agency;

“Circular” means the take-over bid circular accompanying and forming part of the Offer;

“CLFC” means Canada Life Financial Corporation, a company existing under the ICA;

“CLFC Common Shares” means the common shares in the capital of CLFC together with the associated SRP Rights;

“CLFC Preferred Shares” means the preferred shares in the capital of CLFC;

“CLFC Preferred Shares Series B” means the Series B preferred shares in the capital of CLFC;

“CLFC Shares” means, at any time, all outstanding shares in the capital of CLFC at that time;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act;

“Competition Act” means the Competition Act (Canada), as amended from time to time, and includes the regulations made under that Act;

“Compulsory Acquisition” has the meaning set forth in “Acquisition of CLFC Common Shares Not Deposited — Compulsory Acquisition” in the Circular;

“Dealer Managers” means Scotia Capital Inc. and TD Securities Inc. in Canada, Scotia Capital (USA) Inc. in the United States and HSBC Bank plc in Europe;

“Depositary” means CIBC Mellon Trust Company;

“Directors Share Purchase Plan” means the Directors Share Purchase Plan of CLFC, as amended from time to time;

“Effective Date” means the date the Offeror first takes up and pays for the Purchased CLFC Common Shares;

“Eligible Holder” means a Shareholder who is (a) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act, whose CLFC Common Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of CLFC Common Shares by reason of an exemption contained in an applicable income tax treaty, or (c) a partnership if one or more members of the partnership are described in (a) or (b);

“Eligible Institution” means a Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of The National Association of Securities Dealers or banks or trust companies in the United States;

“Employee Stock Purchase Plan” means the Employee Stock Purchase Plan of CLFC, as amended from time to time;

“Exchanges” means the TSX, NYSE, SEHK and PSE;

“Expiry Time” means 5:00 p.m. (local time) on February 28, 2003 or such later time and date or times and dates as may be fixed by the Offeror from time to time as contemplated pursuant to section 5 of the Offer, “Extension and Variation of the Offer”;

“fully-diluted” means, with respect to the number of CLFC Common Shares at any time, the number of CLFC Common Shares that would be outstanding at such time assuming that all options and other rights then outstanding to acquire CLFC Common Shares (other than the SRP Rights), and all other securities then outstanding which are convertible into or exercisable or exchangeable for CLFC Common Shares, have been exercised, converted or exchanged;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time, and includes the rules and regulations made under that Act;

“ICA” means the Insurance Companies Act (Canada), as amended from time to time;

“Information Agent” means MacKenzie Partners, Inc.;

“Irish Forwarding Agent” means Capita Corporate Registrars plc;

“Letter of Transmittal” means the letter of transmittal and election form accompanying the Offer and Circular, to be completed by registered holders of CLFC Common Shares or holders of Ownership Statements (printed on green paper), or a facsimile thereof;

“local time” means local time at the office of the Depositary at which particular CLFC Common Shares are tendered;

“Management” means the senior management of CLFC;

“Manufacturers Life” means The Manufacturers Life Insurance Company, a company existing under the ICA and a wholly-owned subsidiary of MFC;

“Manulife Financial” means MFC and its consolidated subsidiaries, including Manufacturers Life;

“Material Adverse Change” means, in respect of any person, any change (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, or threatened litigation or otherwise), capitalization, financial condition, licenses, permits, rights, privileges or prospects of the relevant person or any of its subsidiaries which could reasonably be expected to materially and adversely affect such person and its subsidiaries taken as a whole;

“Maximum Take-Up Date Cash Tender” means that number of CLFC Common Shares equal to 40% of the aggregate number of CLFC Common Shares to be taken up on any Take-Up Date (provided that if that number is not a whole number, it shall be rounded up to the next whole number);

“Maximum Take-Up Date Share Tender” means that number of CLFC Common Shares equal to 60% of the aggregate number of CLFC Common Shares to be taken up on any Take-Up Date (provided that if that number is not a whole number, it shall be rounded down to the next whole number);

“MFC” means Manulife Financial Corporation, a company existing under the ICA;

“MFC Common Shares” means common shares in the capital of MFC;

“Minimum Condition” has the meaning set forth in section 4 of the Offer, “Conditions of the Offer”;

“Minister of Finance” means the Minister of Finance (Canada);

“Non-Electing Shareholders” has the meaning set forth in section 1 of the Offer, “The Offer”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on blue paper), or a facsimile thereof;

“NYSE” means the New York Stock Exchange;

“Offer” means the offer to purchase CLFC Common Shares made hereby, the terms and conditions of which are set forth in the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

“Offeror” means MFC;

“OSA” means the Securities Act (Ontario), as amended from time to time;

“OSC” means the Ontario Securities Commission;

“OSFI” means the Office of the Superintendent of Financial Institutions established pursuant to the Office of the Superintendent of Financial Institutions Act (Canada), as amended from time to time;

“Other Securities” means (a) securities, rights, warrants, dividends, distributions, assets or other interests accrued, declared, issued, transferred, made or distributed on or in respect of the Purchased CLFC Common Shares on or after the date of the announcement of the Offer other than ordinary course quarterly cash dividends not exceeding $0.15 per CLFC Common Share; and (b) SRP Rights, whether or not separated from the CLFC Common Shares;

“Over Requested Consideration” has the meaning set forth in section 1 of the Offer, “The Offer”;

“Ownership Statement” means a Share Ownership Statement issued by CLFC as a record of the CLFC Common Shares owned by a Shareholder following the demutualization of Canada Life;

“Policy Q-27” means Policy No. Q-27 of the Commission des valeurs mobilières du Québec, as amended from time to time;

“Preferred Shares” has the meaning set forth in “Acquisition of CLFC Common Shares Not Deposited — Subsequent Acquisition Transaction”;

“PSE” means the Philippines Stock Exchange;

“Purchased CLFC Common Shares” means the CLFC Common Shares deposited pursuant to the Offer and purchased by the Offeror;

“Rule 61-501” means OSC Rule 61-501 — Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions, as amended from time to time;

“SEHK” means The Stock Exchange of Hong Kong Limited;

“Share Alternative” means, for each CLFC Common Share, 1.055 MFC Common Shares and $0.01 cash;

“Shareholder Rights Plan” means the shareholder rights plan of CLFC established pursuant to a shareholder rights plan agreement dated April 13, 2000 between CLFC and Montreal Trust Company of Canada, as it may be amended from time to time;

“Shareholders” means the registered holders of CLFC Common Shares and holders of Ownership Statements, and “Shareholder” means any one of them;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“Stock Option Plan” means the Stock Option Plan of CLFC, as amended from time to time;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in “Acquisition of CLFC Common Shares Not Deposited — Subsequent Acquisition Transaction” in the Circular;

“subsidiary” has the meaning ascribed thereto in the OSA;

“Superintendent” means the Superintendent of Financial Institutions pursuant to theOffice of the Superintendent of Financial Institutions Act (Canada), as amended from time to time;

“Take-Up Date” means a date on which the Offeror takes up CLFC Common Shares pursuant to the Offer or acquires CLFC Common Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“TSX” means the Toronto Stock Exchange;

“Under Requested Consideration” has the meaning set forth in section 1 of the Offer, “The Offer”;

“U.K. Forwarding Agent” means Capita IRG plc; and

“U.S. Forwarding Agent” means Mellon Investor Services LLC.

      The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information which should be read carefully before making a decision with respect to the Offer.

MANULIFE FINANCIAL CORPORATION

OFFER

December 27, 2002

TO: THE HOLDERS OF CLFC COMMON SHARES

1.   The Offer

      The Offeror hereby offers to purchase, upon the terms and subject to the conditions specified in this Offer, all of the outstanding CLFC Common Shares and associated SRP Rights, but not including the CLFC Common Shares owned by Manulife Financial as general fund assets, in exchange, at the option of the Shareholder, for:

(a)	the Cash Alternative consisting of $40.00 cash per CLFC Common Share; or

(b)	the Share Alternative consisting of 1.055 MFC Common Shares and $0.01 cash per CLFC Common Share,

in each case subject to proration as set forth below.

      The Offer is made only for CLFC Common Shares and associated SRP Rights and is not made for any options, warrants, or other rights to purchase CLFC Common Shares. Any holder of options, warrants or rights who wishes to accept the Offer should exercise the options, warrants or rights in order to obtain certificates representing CLFC Common Shares and deposit the same in accordance with the Offer. Any such exercise must be effected sufficiently in advance of the Expiry Time to ensure that the holders of options, warrants or other rights to purchase CLFC Common Shares will have share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures regarding guaranteed delivery set forth in section 3 of this Offer, “How to Tender CLFC Common Shares to the Offer — Procedure for Guaranteed Delivery”.

      Any Shareholder who was issued an Ownership Statement but is no longer in possession of it should call Computershare Trust Company of Canada toll free in Canada or the United States, at 1-888-284-9137, or in the rest of the world, call collect (8 a.m. to 5 p.m., Montreal time) at (514) 982-7270, to obtain a replacement Ownership Statement.

      A Shareholder wishing to accept the Offer may elect to tender the Shareholder’s CLFC Common Shares for either the Cash Alternative or the Share Alternative. The Letter of Transmittal and Notice of Guaranteed Delivery accompanying this Offer and Circular set forth the manner in which this election may be made. Subject only to the limits on the payment of the Cash Alternative or the Share Alternative, the elections made by Shareholders who properly accept the Offer and properly complete the election will be satisfied to the greatest extent possible. Shareholders who properly accept the Offer but who have not properly elected to receive either the Cash Alternative or the Share Alternative are deemed to have elected the consideration available after the elections of Shareholders who properly elected either the Cash Alternative or the Share Alternative are determined.

          Proration Provisions

      The actual consideration to be received by a Shareholder will be determined in accordance with the following proration and allocation rules:

(a)	Your Proper Election: Subject only to the limits on the payment of the Cash Alternative or the Share Alternative, each Shareholder will be entitled to receive the form of consideration that the Shareholder has properly elected (that being either the Cash Alternative or the Share Alternative) at the time and in the manner described below; see section 6 of the Offer, “Payment for Deposited CLFC Common Shares”;

(b)	Limits On the Cash Alternative and the Share Alternative: On each Take-Up Date, the aggregate Offer consideration payable in respect of the CLFC Common Shares to be taken up on that date will be equal to the sum of, and be in the form of:

(i)	$40.00 multiplied by the Maximum Take-Up Date Cash Tender; and

(ii)	1.055 MFC Common Shares and $0.01 each multiplied by the Maximum Take-Up Date Share Tender (subject only to a cash payment in lieu of any fractional MFC Common Share to which a Shareholder would otherwise be entitled);

(c)	Procedure for Prorating Elections by Shareholders: If on any Take-Up Date the aggregate number of CLFC Common Shares properly tendered for either the Cash Alternative or the Share Alternative would exceed, respectively, either the Maximum Take-Up Date Cash Tender or the Maximum Take-Up Date Share Tender (the form of consideration for which the relevant limit has been exceeded is referred to as the “Over Requested Consideration”, and the other form of consideration for which the limit would not be exceeded is referred to as the “Under Requested Consideration”), then the following rules will be applied to allocate the Offer consideration among Shareholders who have properly elected either the Cash Alternative or the Share Alternative:

(i)	on any Take-Up Date, it is possible for the limit on only one form of Offer consideration (i.e., either the Cash Alternative or the Share Alternative) to be exceeded; as a result, any Shareholder whose CLFC Common Shares are to be taken up on that Take-Up Date and who has properly elected the Under Requested Consideration will be entitled to receive the Offer consideration in the form that the Shareholder elected;

(ii)	all other Shareholders who properly elected the Over Requested Consideration will be required to receive a combination of cash and MFC Common Shares for each CLFC Common Share they have tendered. The portion of the Over Requested Consideration to be received by each of these Shareholders will be based on the proportion that the number of CLFC Common Shares tendered by the Shareholder is of the total number of CLFC Common Shares tendered by all Shareholders in respect of that Take-Up Date who requested the Over Requested Consideration. The balance of the consideration to be received by each of these Shareholders will be in the form of the Under Requested Consideration.

(d)	Procedure for Prorating Shareholders Who Do Not Properly Elect: If on any Take-Up Date there are CLFC Common Shares to be taken up from Shareholders who have properly tendered their CLFC Common Shares to the Offer but who have not properly elected to receive either the Cash Alternative or the Share Alternative (the “Non-Electing Shareholders”), then the following rules will be applied to allocate the Offer consideration (i.e., either or both the Cash Alternative or the Share Alternative) to these Shareholders:

(i)	the allocations of the Cash Alternative and the Share Alternative will first be completed as described in (c) above in favour of Shareholders whose CLFC Common Shares are to be taken up on that Take-Up Date and who have properly elected either the Cash Alternative or the Share Alternative; and

(ii)	each Non-Electing Shareholder will be entitled to receive a proportion of the then remaining Offer consideration available on that Take-Up Date based upon the number of CLFC Common Shares tendered by the Shareholder as a proportion of the total number of CLFC Common Shares tendered by all Shareholders in respect of that Take-Up Date who are Non-Electing Shareholders. As a result, Non-Electing Shareholders may receive, in exchange for their CLFC Common Shares, any of the Cash Alternative, the Share Alternative or a combination of both these alternative forms of consideration, in each case, depending upon the proper elections made by other Shareholders whose CLFC Common Shares are being taken up on that Take-Up Date; provided that all Non-Electing Shareholders will receive the same relative proportions of this remaining consideration.

If a Non-Electing Shareholder is required to receive a combination of cash and MFC Common Shares, the Shareholder will be receiving this combination of cash and MFC Common Shares in respect of each CLFC Common Share tendered by the Non-Electing Shareholder.

(e)	Examples: To help illustrate the proration and allocation rules described in this section, please consider these examples. In each of the three examples that follow, it is assumed that on the first Take-Up Date under the Offer, 100 million CLFC Common Shares have been tendered to the Offer. As a result, in each of these examples the Maximum Take-Up Date Cash Tender is equal to 40 million CLFC Common Shares and the Maximum Take-Up Date Share Tender is equal to 60 million CLFC Common Shares.

EXAMPLE 1: In this example it is assumed that Shareholders holding 50 million CLFC Common Shares properly elected the Cash Alternative and Shareholders holding 50 million CLFC Common Shares properly elected the Share Alternative.

In this example, the Cash Alternative is the Over Requested Consideration and the Share Alternative is the Under Requested Consideration. All Shareholders requesting the Share Alternative will receive their elected form of consideration. Those Shareholders who elected the Cash Alternative will receive aggregate consideration equal to:

(i)	$40 multiplied by 40 million CLFC Common Shares, and

(ii)	1.055 MFC Common Shares and $0.01 each multiplied by 10 million CLFC Common Shares.

EXAMPLE 2: In this example it is assumed that Shareholders holding 30 million CLFC Common Shares properly elected the Cash Alternative and Shareholders holding 70 million CLFC Common Shares properly elected the Share Alternative.

In this example, the Share Alternative is the Over Requested Consideration and the Cash Alternative is the Under Requested Consideration. All Shareholders requesting the Cash Alternative will receive their elected form of consideration. Those Shareholders who elected the Share Alternative will receive aggregate consideration equal to:

(i)	1.055 MFC Common Shares and $0.01 each multiplied by 60 million CLFC Common Shares, and

(ii)	$40 multiplied by 10 million CLFC Common Shares.

EXAMPLE 3: In this example it is assumed that Shareholders holding 20 million CLFC Common Shares properly elected the Cash Alternative, Shareholders holding 50 million CLFC Common Shares properly elected the Share Alternative and Shareholders holding 30 million CLFC Common Shares properly tendered but did not properly elect the form of Offer consideration.

In this example, the requests for the Cash Alternative have not exceeded the Maximum Take-Up Date Cash Tender and the requests for the Share Alternative have not exceeded the Maximum Take-Up Date Share Tender. As a result, Shareholders who have properly elected either the Cash Alternative or the Share Alternative will each receive their elected forms of Offer consideration. The 30 million CLFC Common Shares tendered by Non-Electing Shareholders will be exchanged for the remaining unallocated consideration and as a result the Non-Electing Shareholders will receive aggregate consideration equal to:

(i)	$40 multiplied by 20 million CLFC Common Shares, and

(ii)	1.055 MFC Common Shares and $0.01 each multiplied by 10 million CLFC Common Shares.

(f)	Prorating Rules Apply Separately to Each Take-Up Date: The proration and allocation rules in this section will be applied on each Take-Up Date only to the CLFC Common Shares to be taken up on that date. This means that on the first Take-Up Date, all Shareholders whose CLFC Common Shares are taken up on that date will receive Offer consideration according to the application of the proration and allocation rules in this section only to those shares. On any subsequent Take-Up Date, the proration and allocation rules will be applied again, but only to the CLFC Common Shares taken up on that date. Because the aggregate elections between the Cash Alternative and the Share Alternative will likely not be identical for any two Take-Up Dates, the results of the calculation of the proration and allocation rules will be different for each Take-Up Date. Accordingly, Shareholders who make exactly the same elections for exactly the same number of CLFC Common Shares, but do so for different Take-Up Dates, may receive different forms of Offer consideration as a result of the application of the proration and allocation rules.

          Other Rules

      Where a Shareholder receives both cash and MFC Common Shares, the Shareholder shall transfer each CLFC Common Share to the Offeror for a combination of cash and MFC Common Shares, with the cash portion of this consideration received by the Shareholder for each CLFC Common Share tendered being equal to the aggregate cash consideration received by the Shareholder divided by the number of CLFC Common Shares transferred by the Shareholder.

      By tendering to the Offer, Shareholders agree that the Offeror reserves the right to make final and binding decisions with respect to all matters related to the interpretation or application of these proration and allocation provisions, including any necessary amendment or clarification to these provisions, as the Offeror in its sole judgement determines to be necessary or appropriate.

      No fractional MFC Common Shares will be issued pursuant to the Offer. In lieu of a fractional MFC Common Share, a Shareholder accepting the Offer who would otherwise receive a fraction of a MFC Common Share will receive a cash payment determined on the basis of $37.90 for each full MFC Common Share, which was the closing price of the MFC Common Shares on the TSX on December 6, 2002, the last day on which the MFC Common Shares traded prior to the announcement of the Offer.

      In the event that all outstanding SRP Rights have not been redeemed, Shareholders who have deposited their CLFC Common Shares pursuant to the Offer (a) prior to the Separation Time under the Shareholder Rights Plan, are deemed to have deposited the SRP Rights, and (b) after the Separation Time under the Shareholder Rights Plan, will be required to deposit pursuant to the Offer one SRP Right for each CLFC Common Share deposited and, in either case, no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

      Based upon publicly available information, the Offeror believes that as of September 30, 2002, there were approximately 163.4 million CLFC Common Shares outstanding on a fully-diluted basis, disregarding CLFC Common Shares issuable upon the exercise of SRP Rights, and approximately 6.0 million CLFC Preferred Shares Series B outstanding on a fully-diluted basis.

2.   Time for Acceptance

      This Offer is open for acceptance during the period commencing on the date hereof and ending at 5:00 p.m. (local time) on February 28, 2003, or until such later time and date or times and dates to which this Offer may be extended, unless the Offer is withdrawn by MFC.

3.   How to Tender CLFC Common Shares to the Offer

          Information for Demutualization Shareholders

•	If you were a Canada Life participating policyholder eligible to receive demutualization benefits at the time of demutualization, you should have been issued an Ownership Statement in respect of your CLFC Common Shares.

•	These special instructions apply to you so long as you have not previously sold or transferred your CLFC Common Shares or obtained a share certificate.

•	If you no longer have your Ownership Statement, you should call Computershare Trust Company of Canada toll-free in Canada or the United States, at 1-888-284-9137, or in the rest of the world, call collect (8 a.m. to 5 p.m., Montreal time) (514) 982-7270, to obtain a replacement Ownership Statement.

•	If you still have your Ownership Statement, please tender it together with a signed Letter of Transmittal in the form accompanying this Offer (printed on green paper).

•	By doing so, you will also direct CLFC and its registrar and transfer agent, Computershare Trust Company of Canada, to immediately issue a share certificate in your name in respect of CLFC Common Shares and deliver it to CIBC Mellon Trust Company, the Depositary, in acceptance of the Offer.

•	Please do not use the Notice of Guaranteed Delivery accompanying this Offer (printed on blue paper).

          Letter of Transmittal

      Shareholders, including those who hold Ownership Statements, may accept the Offer by delivering to the Depositary, the U.S. Forwarding Agent, the U.K. Forwarding Agent or the Irish Forwarding Agent at any of the offices listed in the Letter of Transmittal accompanying this Offer (printed on green paper), so as to arrive there not later than the Expiry Time:

(a)	the share certificate(s) or Ownership Statement(s) representing the CLFC Common Shares in respect of which this Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying this Offer (printed on green paper) or a manually executed facsimile thereof, properly completed and executed as required by the rules and instructions set out in the Letter of Transmittal; and

(c)	any other relevant documents required by the rules and instructions set out in the Letter of Transmittal.

      Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution.

      Eligible Holders who receive MFC Common Shares may make the necessary joint tax election with MFC for the purpose of achieving a full or partial tax-deferred exchange for Canadian federal income tax purposes. Eligible Holders who elect the Share Alternative and who wish to make this joint tax election, and Eligible Holders who elect the Cash Alternative but who would want to make the joint election if they receive MFC Common Shares as a result of the proration provisions of the Offer, should indicate that they wish to make the election in the Letter of Transmittal. Eligible Holders should note that, because of the possibility of proration, Shareholders who elect the Share Alternative may receive cash consideration in excess of $0.01 per CLFC Common Share. Consequently, Eligible Holders will not be able to determine the extent to which the transfer of their CLFC Common Shares may be made on a tax-deferred basis until they are advised of the application of the proration requirements. A Shareholder could, as a result of proration, receive more cash consideration than the Shareholder otherwise desires. Depending upon the circumstances of the particular Eligible Holder, the receipt of this cash could give rise to a capital gain. See “Canadian Federal Income Tax Considerations” in the Circular.

          How to Receive a Tax Instruction Letter

      The Offeror will distribute at a later date a tax instruction letter which will contain instructions on how to make the above joint tax election with MFC. This tax instruction letter will be sent to all Shareholders with mailing addresses in Canada. Other Eligible Holders should check the appropriate box in the Letter of Transmittal to request a copy of the tax instruction letter. The tax instruction letter will be sent at or about the time that Shareholders are sent the Offer consideration to which they are entitled.

          Procedure for Guaranteed Delivery

      Shareholders who hold Ownership Statements cannot use this guaranteed delivery procedure.

      If a Shareholder, other than a holder of an Ownership Statement, wishes to deposit CLFC Common Shares pursuant to this Offer and either the share certificate(s) in respect of such CLFC Common Shares are not immediately available, or the share certificate(s) and all other required documents cannot be delivered to the Depositary in Toronto at or prior to the Expiry Time, those CLFC Common Shares may nevertheless be deposited validly under the Offer, provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offer (printed on blue paper), or a facsimile transmission thereof, together with a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto as set forth in the accompanying Notice of Guaranteed Delivery, prior to the Expiry Time; and

(c)	the share certificate(s) representing deposited CLFC Common Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal or a manually executed facsimile thereof, and any other documents required by the Letter of Transmittal, are received at the office of the Depositary in Toronto on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Effective Date. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the same office of the Depositary in Toronto where the Notice of Guaranteed Delivery was delivered.

      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its Toronto office as set forth in the accompanying Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

          General

      In all cases, payment for CLFC Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the share certificate(s) or Ownership Statement(s) in respect of the CLFC Common Shares, a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, properly completed and signed, covering such CLFC Common Shares, in either case with the signature(s) guaranteed, where required, in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

      Shareholders are advised that the method of delivery of share certificate(s) or Ownership Statement(s) in respect of CLFC Common Shares, the Letter of Transmittal, any Notice of Guaranteed Delivery and any other required document is at the option and risk of the depositing Shareholder. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that proper insurance be obtained.

      Shareholders whose CLFC Common Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer for assistance in depositing those CLFC Common Shares.

      The execution of a Letter of Transmittal irrevocably appoints the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact, and proxies of the holder of the CLFC Common Shares covered by the Letter of Transmittal with respect to CLFC Common Shares deposited pursuant to the Offer and purchased by the Offeror (the “Purchased CLFC Common Shares”), and with respect to any and all Other Securities effective from and after the date the Offeror takes up and pays for the Purchased CLFC Common Shares, (the “Effective Date”), with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder: (a) to register or record the transfer or cancellation of such Purchased CLFC Common Shares and Other Securities consisting of securities on the appropriate registers maintained by or on behalf of CLFC; (b) for so long as any such Purchased CLFC Common Shares are registered or recorded in the name of such Shareholder (whether or not such Purchased CLFC Common Shares are so registered or recorded as at the time of completion of the Letter of Transmittal), to execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Purchased CLFC Common Shares and any or all Other Securities, and to designate in any such instruments of proxy any person or persons as the proxyholder of such Shareholder in respect of such Purchased CLFC Common Shares and any or all Other Securities; (c) except as provided in section 11 of the Offer, “Reorganization, Dividends and Distributions”, to execute and negotiate any cheques or other instruments representing any distributions payable to or to the order of, or endorsed in favour of, the Shareholder; and (d) to exercise any rights of a holder of such Purchased CLFC Common Shares and any Other Securities, all as specified in the Letter of Transmittal.

      A Shareholder who has submitted an Ownership Statement with a Letter of Transmittal directs CLFC and CLFC’s registrar and transfer agent, Computershare Trust Company of Canada, to immediately issue a share certificate in respect of the CLFC Common Shares represented by such Ownership Statement(s) in the name of such Shareholder, as the name appears on the securities register maintained by or on behalf of CLFC, and to immediately deliver such certificate to the Depositary.

      A Shareholder who executes a Letter of Transmittal also agrees, from and after the date on which such Shareholder’s CLFC Common Shares are taken up and paid for by the Offeror pursuant to the Offer: (a) not to vote any of such Purchased CLFC Common Shares or Other Securities at any meeting of holders of those securities; (b) not to exercise any other rights or privileges attached to any such Purchased CLFC Common Shares or Other Securities; and (c) to deliver to the Offeror any and all instruments of proxy, authorizations or consents received in respect of such Purchased CLFC Common Shares or Other Securities.

      Upon the take up and payment for CLFC Common Shares by the Offeror pursuant to the Offer, all prior proxies given by the holder of those Purchased CLFC Common Shares with respect to those shares and to any Other Securities shall be revoked and no subsequent proxies may be given by such holder with respect thereto.

      All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any CLFC Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole judgement and depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful for it to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any CLFC Common Shares. There shall be no obligation on the Offeror, the Depositary, the U.S. Forwarding Agent, the U.K. Forwarding Agent, the Irish Forwarding Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be final and binding.

      Upon the take-up by the Offeror of CLFC Common Shares tendered to the Offer there will be a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder’s representation and warranty that: (a) such Shareholder has full power and authority to deposit, sell, assign and transfer the CLFC Common Shares (and any Other Securities) being deposited; (b) such Shareholder owns the CLFC Common Shares (and any Other Securities) which are being deposited within the meaning of applicable securities law; (c) the deposit of such CLFC Common Shares (and any Other Securities) complies with applicable securities laws; and (d) when such CLFC Common Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, charges, encumbrances, restrictions, claims, adverse interests and equities. The acceptance of the Offer pursuant to the procedures set forth above shall constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer.

      The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4.   Conditions of the Offer

      The Offeror shall not be required to take up or accept for payment or pay for any CLFC Common Shares, may postpone the taking up or acceptance for payment of, or payment for, deposited CLFC Common Shares, and may, in its sole judgement, terminate or amend the Offer if, at or prior to the time that the CLFC Common Shares will be taken up and accepted for payment, any of the following conditions have not been satisfied:

(a)	that a sufficient number of CLFC Common Shares are validly deposited under the Offer and not withdrawn such that those CLFC Common Shares, together with all CLFC Common Shares owned by Manulife Financial as general fund assets, constitute not less than 66 2/3% of the outstanding CLFC Common Shares (on a fully-diluted basis) (the “Minimum Condition”);

(b)	all outstanding options, if any, to acquire CLFC Common Shares shall have been exercised, cancelled or otherwise dealt with on terms satisfactory to the Offeror;

(c)	the Offeror shall have determined in its sole judgement that, on terms satisfactory to the Offeror, (i) the Board of Directors of CLFC shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of CLFC Common Shares by the Offeror under the Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trading order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of all SRP Rights or the issue of CLFC Common Shares or other securities or property upon the exercise of the SRP Rights, in relation to the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iii) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the CLFC Common Shares with respect to the Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction;

(d)	either (i) the applicable waiting period under the premerger notification provisions of the Competition Act shall have expired and the Commissioner shall have advised the Offeror in writing that he does not, at that time, have grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act in respect of the purchase of CLFC Common Shares under the Offer, or (ii) the Commissioner shall have issued an advance ruling certificate under section 102 of the Competition Act in respect of the acquisition of CLFC Common Shares under the Offer, such advice being on terms and in a form satisfactory to the Offeror, and not having been rescinded or amended;

(e)	any applicable waiting period under the HSR Act shall have expired or been earlier terminated;

(f)	any applicable waiting periods under any other foreign competition, merger control or similar law, regulation or other governmental requirement shall have expired or been earlier terminated;

(g)	all required filings with domestic and foreign governmental or regulatory authorities shall have been made in connection with the Offer and all necessary or appropriate domestic and foreign governmental or regulatory consents or approvals relating to the Offer or the purchase of CLFC Common Shares by the Offeror under the Offer or the acquisition of CLFC Common Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction (in addition to those referred to in paragraphs (c), (d), (e) and (f) above and including without limitation those of any federal, provincial or state regulatory body or governmental authority regulating insurance companies, financial institutions or financial or market intermediaries, or those of any stock exchange or other regulatory authority in Canada, the United States or elsewhere) shall have been obtained on terms satisfactory to the Offeror;

(h)	(i) no act, action, suit or proceeding shall have been initiated or taken before or by any domestic or foreign arbitrator, court, tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law; and (ii) no law, regulation, rule or policy shall have been proposed, enacted, promulgated or applied; in any such case:

(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the CLFC Common Shares or the right of the Offeror to own or exercise full rights of ownership of the CLFC Common Shares; or

(B)	which has resulted, or if the Offer was consummated would result, in a Material Adverse Change with respect to Canada Life Financial or Manulife Financial; or

(C)	which would prevent or interfere with a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(i)	there does not exist any prohibition at law against the Offeror taking up or paying for the CLFC Common Shares under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(j)	the Offeror shall have determined in its sole judgement that CLFC has not entered into any transaction or taken any action, and has not omitted to take any action, and the Offeror shall not have discovered any matter or circumstance, which might make it inadvisable for the Offeror to proceed with the Offer or to take up or pay for CLFC Common Shares under the Offer;

(k)	the Offeror shall have determined in its sole judgement that, after the date of announcement of the Offer, there shall not have occurred or arisen (or there shall not have been generally disclosed or discovered), a Material Adverse Change with respect to Canada Life Financial;

(l)	the Offeror shall have determined in its sole judgement that (i) no material right, franchise, licence or agreement of CLFC or any of its subsidiaries has been impaired or otherwise adversely affected; and (ii) no covenant, term or condition of any of the instruments or agreements of any of CLFC or its subsidiaries exists; in either case, which might make it inadvisable for the Offeror to proceed with the Offer or to take up or pay for CLFC Common Shares under the Offer;

(m)	the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed by or on behalf of CLFC with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States, including without limitation any annual information form, financial statement, material change report or management proxy circular or in any document released by CLFC to the public;

(n)	there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, which adversely affects, or may adversely affect, the financial markets in Canada or the United States, generally;

(o)	if any other potential acquiror of any CLFC Common Shares or of a significant portion of the assets of Canada Life Financial or any other person considering (or seeking such information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement or similar business combination with

Canada Life Financial shall have been provided with, or shall have been given access to, non-public information relating to Canada Life Financial or access to Management, at any time within 120 days prior to the announcement of the Offer, or at any time after the announcement of the Offer, then Canada Life Financial shall have given or provided to the Offeror the same non-public information relating to Canada Life Financial and access to Management on substantially the same terms and conditions as may be imposed on such other potential acquiror, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to complete the acquisition of the CLFC Common Shares pursuant to the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction; and

(p)	all requisite third party consents that the Offeror may reasonably consider to be necessary or desirable as a result of the change of control of CLFC pursuant to the Offer shall have been obtained on terms satisfactory to the Offeror in its sole judgement;

and as a result, in the sole judgement of the Offeror, it is inadvisable to proceed with the Offer or with such taking up, acceptance for payment or payment.

      The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances or may be waived by the Offeror acting in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights that the Offeror may have under the Offer or otherwise. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described above will be final and binding upon all parties.

      Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication subsequently confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in section 10 of the Offer, “Notice and Delivery”, and will provide a copy of the notice thereof to the Exchanges. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any CLFC Common Shares deposited under the Offer and the Depositary will return as soon as practicable all certificates for deposited CLFC Common Shares, Ownership Statements, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited.

5.   Extension and Variation of the Offer

      The Offer is open for acceptance until, but not after, the Expiry Time.

      The Offeror may, in its sole judgement, at any time and from time to time prior to the Expiry Time, or at any other time if permitted by law, extend the Expiry Time or vary the Offer by giving written notice (or other communication subsequently confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in section 10 of the Offer, “Notice and Delivery”, to all holders of CLFC Common Shares that have not been taken up prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX and NYSE. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

      Where the terms of the Offer are varied, the Offer will not expire before 10 days after the notice of such variation has been given, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable courts or securities regulatory authorities.

      If before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or its affiliates unless it is a change in a material fact relating to the MFC Common Shares), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in section 10 of the Offer, “Notice and Delivery”, to all holders of CLFC Common Shares that have not been taken up under the Offer at the date of the occurrence of the change. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the Exchanges. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

      Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been complied with unless the Offeror, contemporaneously with any extension of the Offer, takes up and pays for all CLFC Common Shares then deposited under the Offer and not withdrawn.

      During any such extension or in the event of any variation or change in information contained in the Offer or the Circular, all CLFC Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to section 8 of the Offer, “Withdrawal of Deposited CLFC Common Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under section 4 of the Offer, “Conditions of the Offer”. If the consideration being offered for the CLFC Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose CLFC Common Shares are taken up under the Offer.

6.   Payment for Deposited CLFC Common Shares

      If all the conditions referred to under section 4 of the Offer, “Conditions of the Offer”, have been fulfilled or waived at the Expiry Time, the Offeror will become obligated to take up and pay for CLFC Common Shares validly deposited under the Offer and not withdrawn, not later than 10 days from the Expiry Time. The Offeror will be obligated to pay for CLFC Common Shares taken up as soon as possible, but in any event not later than the earlier of (a) the tenth day after the Expiry Time and (b) three business days after taking up the CLFC Common Shares.

      Any CLFC Common Shares deposited pursuant to the Offer after the first date on which CLFC Common Shares have been taken up and paid for by the Offeror will be taken up and paid for within 10 days of such deposit.

      The take up of and payment for any CLFC Common Shares deposited pursuant to the Offer is subject to irrevocable and unqualified conditions that:

(a)	no CLFC Common Shares shall be taken up or paid for pursuant to the Offer:

(i)	prior to 5:00 p.m. (local time) on February 28, 2003; and

(ii)	then only if on the first date on which CLFC Common Shares are taken up or paid for by the Offeror, more than 50% of the then outstanding CLFC Common Shares held by Shareholders independent of MFC have been validly deposited pursuant to the Offer and not withdrawn;

(b)	CLFC Common Shares may be deposited pursuant to the Offer, unless the Offer is withdrawn, at any time prior to 5:00 p.m. (local time) on the date CLFC Common Shares are first taken up or paid for under the Offer;

(c)	CLFC Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time, provided the CLFC Common Shares have not been taken up and paid for by the Offeror prior to the receipt by the Depositary of notice of withdrawal in respect of such CLFC Common Shares; and

(d)	in the event that the requirement set forth in (a)(ii) of this paragraph is satisfied, the Offeror will make a public announcement of that fact and the Offer will remain open for deposits of CLFC Common Shares for not less than 10 days from the date of such public announcement.

      For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment CLFC Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication subsequently confirmed in writing to the Depositary to that effect.

      The Offeror expressly reserves the right in its sole judgement to delay taking up and paying for any CLFC Common Shares or to terminate the Offer and not take up or pay for any CLFC Common Shares if any condition specified in section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof or other communication subsequently confirmed in writing to the Depositary at its principal office in Toronto.

The Offeror also expressly reserves the right, in its sole judgement, to delay taking up and paying for CLFC Common Shares in order to comply, in whole or in part, with any applicable law.

      The Offeror will pay for CLFC Common Shares validly deposited pursuant to the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders and by providing the Depositary with sufficient share certificates and ownership statements in respect of the MFC Common Shares for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing CLFC Common Shares on the purchase price of CLFC Common Shares purchased by the Offeror, regardless of any delay in making such payment.

      An MFC ownership statement is a record of the ownership interest of a shareholder and will entitle the shareholder to all the same rights as a holder of an MFC share certificate. A shareholder may elect to receive a share certificate representing MFC Common Shares at any time following receipt of the MFC ownership statement. A Shareholder who tenders a CLFC Ownership Statement(s) to the Offer will receive an MFC ownership statement if he or she receives MFC Common Shares in exchange for CLFC Common Shares under the Offer.

      The Depositary will act as the agent of persons who have deposited CLFC Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing CLFC Common Shares.

      Settlement with each Shareholder who has deposited CLFC Common Shares under the Offer will be made by the Depositary forwarding a cheque representing the cash and/or a share certificate or ownership statement in respect of the MFC Common Shares to which the depositing Shareholder is entitled.

      Cheques will be payable in Canadian funds, subject to the right of the Offeror to pay for CLFC Common Shares in local currency, converted from Canadian dollars at the prevailing market rate of exchange at the time of payment. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, cheques and/or MFC share certificates or ownership statements will be issued in the name of the registered holder of the CLFC Common Shares so deposited. Unless the person depositing the CLFC Common Shares instructs the Depositary to hold the cheque and/or MFC share certificates or ownership statements for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque and/or MFC share certificates or ownership statements will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque and/or MFC share certificates or ownership statements will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of CLFC. Cheques and/or MFC share certificates or ownership statements mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

      Depositing Shareholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their CLFC Common Shares directly with the Depositary.

7.   Return of CLFC Common Shares

      Any deposited CLFC Common Shares that are not taken up by the Offeror will be returned to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by the Depositary returning share certificates or Ownership Statements in respect of CLFC Common Shares not purchased by first class mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the share register of CLFC.

8.   Withdrawal of Deposited CLFC Common Shares

      Except as otherwise provided in section 6 of this Offer, “Payment for Deposited CLFC Common Shares”, or in this section 8, all deposits of CLFC Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any CLFC Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time, provided the CLFC Common Shares have not been taken up by the Offeror prior to the receipt by the Depositary of notice of withdrawal in respect of such CLFC Common Shares; or

(b)	if the CLFC Common Shares have not been paid for by the Offeror within three business days after having been taken up.

      Withdrawals of CLFC Common Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at its office in Toronto before such CLFC Common Shares are taken up and paid for. Notice of withdrawal (i) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy, (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the CLFC Common Shares which are to be withdrawn, and (iii) must specify such person’s name, the number of CLFC Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the CLFC Common Shares to be withdrawn. If the Letter of Transmittal accompanying such CLFC Common Shares included a signature guaranteed by an Eligible Institution, then the signature on the corresponding notice of withdrawal must also be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out in such letter), except in the case of CLFC Common Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary at its office in Toronto of the properly completed notice of withdrawal. None of the Depositary, the U.S. Forwarding Agent, the U.K. Forwarding Agent, the Irish Forwarding Agent, the Offeror or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

      All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole judgement, and such determination will be final and binding.

      If the Offeror is delayed in taking up or paying for CLFC Common Shares or is unable to take up or pay for CLFC Common Shares for any reason, then, without prejudice to the Offeror’s other rights, CLFC Common Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such CLFC Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in section 6 of this Offer, “Payment for Deposited CLFC Common Shares” or in this section 8 or pursuant to applicable law.

      Any CLFC Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in section 3 of this Offer “How to Tender CLFC Common Shares to the Offer”.

      In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See “Statutory Rights” in the Circular.

9.   Market Purchases

      Subject to applicable law, the Offeror reserves the right to and may purchase CLFC Common Shares in the market at any time and from time to time prior to the Expiry Time. If the Offeror purchases CLFC Common Shares other than pursuant to the Offer while the Offer is outstanding, it will do so through the facilities of the TSX or the NYSE and such purchases will not be made before the third business day following the date of the Offer. The aggregate number of CLFC Common Shares acquired in this manner will not exceed 5% of the number of outstanding CLFC Common Shares as of the date of this Offer and the Offeror will issue and file a press release forthwith after the close of business of the TSX or the NYSE, as applicable, on each day on which such CLFC Common Shares have been purchased. Any CLFC Common Shares so purchased shall be counted in determining whether the Minimum Condition has been fulfilled.

      The number of CLFC Common Shares that the Offeror and its affiliates beneficially own, directly or indirectly, together with the number of CLFC Common Shares that may be acquired by the Offeror in the market at any time and from time to time prior to the Expiry Time will not exceed the ICA ownership restrictions described in “Ownership of Securities of CLFC” in the Circular, without the prior approval of the Minister of Finance. MFC will make application to the Minister of Finance to acquire all of the outstanding CLFC Common Shares as described in “Regulatory Matters — Financial Institutions Regulatory Matters — Insurance Companies Act (Canada)” in the Circular.

      For purposes of this section 9, the “Offeror” includes the Offeror and any person or company acting jointly or in concert with the Offeror.

      Although the Offeror has no present intention to sell CLFC Common Shares taken up under the Offer, it reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell CLFC Common Shares after the Expiry Time.

10. Notice and Delivery

      Any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to registered Shareholders at their addresses as shown on the register maintained by or on behalf of CLFC and will be deemed to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX for dissemination and if it is published (i) once in the National Edition of The Globe and Mail, and (ii) once, if possible, in daily newspapers of general circulation in each of the French and English languages in the City of Montreal, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in The National Post.

      The Offer will be mailed to Shareholders or made in such other manner as is permitted by applicable regulatory authorities and will be furnished by the Offeror to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of CLFC in respect of the CLFC Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of CLFC Common Shares.

      Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary on the Letter of Transmittal. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary by a Shareholder, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated on the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11. Reorganization, Dividends and Distributions

      If, on or after the date of this Offer, CLFC should split, combine or otherwise change any of the CLFC Common Shares or its capitalization, or shall disclose that it has taken any such action, then the Offeror may in its sole judgement make such adjustments as it considers appropriate to the purchase price and other terms of this Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such split, combination or other change.

      CLFC Common Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, restrictions, claims, adverse interests and equities, together with all rights and benefits arising therefrom including the right to all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date hereof on or in respect of the CLFC Common Shares. If, on or after December 9, 2002, CLFC should declare or pay any dividend, other than ordinary course quarterly cash dividends not exceeding $0.15 per CLFC Common Share, or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the CLFC Common Shares, payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on CLFC’s transfer registers of CLFC Common Shares accepted for payment pursuant to this Offer, then (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such CLFC Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per CLFC Common Share payable by the Offeror pursuant to this Offer, the purchase price per CLFC Common Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest, and in the case of any cash dividends, distributions or payments in an amount that exceeds the purchase price per CLFC Common Share, the whole of any such cash dividend, distribution or payment, will be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest, other than ordinary course quarterly cash dividends not exceeding $0.15 per CLFC Common Share, and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole judgement.

12. Other Terms of the Offer

      The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

      Where the Offer provides that the time for the taking of any action, the doing of any thing or the end of any period, expires or falls upon a day that is not a business day, the time shall be extended and action may be taken, the thing may be done or the period shall end, as the case may be, on the next business day.

      No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized.

      The Offeror in its sole judgement shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of CLFC Common Shares.

      No offer is being made to, and no deposits will be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror in its sole judgement may take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

13. Mail Service Interruption

      Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques and share certificates in payment for CLFC Common Shares purchased pursuant to the Offer, share certificates or Ownership Statements in respect of any CLFC Common Shares to be returned and other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for CLFC Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this section 13 as soon as reasonably practicable after the making of such determination and in accordance with section 10 of the Offer, “Notice and Delivery”. The deposit of cheques, MFC share certificates or MFC ownership statements with the Depositary in such circumstances shall constitute delivery to the persons entitled thereto and the CLFC Common Shares shall be deemed to have been paid for immediately upon such deposit.

14. General

      The provisions of the Glossary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

      The accompanying Circular, together with the documents forming part of the Offer, constitutes the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

MANULIFE FINANCIAL CORPORATION

(Signed) DOMINIC D’ALESSANDRO
President and Chief Executive Officer

CIRCULAR

      The following information is supplied with respect to the accompanying Offer by the Offeror to purchase the CLFC Common Shares. Terms defined in the Offer and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer are incorporated in and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights.

      The information concerning CLFC contained in the Offer and this Circular has been taken from or is based upon publicly available documents and records on file with Canadian and U.S. securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by CLFC to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

BACKGROUND TO THE OFFER

Changing Regulatory Environment

      On November 4, 1999, Canada Life converted its status from a mutual life insurance company owned by policyholders to a stock life insurance company, what is commonly referred to as a demutualized company, and CLFC became the parent holding company of Canada Life. At that time, the ICA required all demutualized companies to be widely held within the meaning of the regulations to the ICA. This restriction prevented any person or group of persons acting in concert from acquiring a “significant interest” in a demutualized company or its holding company. A “significant interest” was defined to be beneficial ownership or actual or legal control of more than 10% of any class of shares of a demutualized company (or, where the shares of a demutualized company were held by a holding company, of the holding company).

      The ICA has since been amended to provide that, on or after January 1, 2002, demutualized companies with an aggregate surplus and minority interest of greater than $1 billion but less than $5 billion (at the time of demutualization) need not be widely held provided that any person or group of persons acting in concert proposing to acquire a significant interest in a demutualized company would be required to obtain the consent of the Minister of Finance.

      The aggregate of the surplus and minority interest of Canada Life (at the time of Canada Life’s demutualization) place it within the category of demutualized companies that no longer need to be widely held after December 31, 2001. Accordingly, under the ICA, the acquisition of all of the CLFC Common Shares by the Offeror pursuant to the Offer may be completed subject to obtaining the requisite ministerial consent.

Background to the Offer

      The CLFC Common Shares owned by Manulife Financial were acquired for the purpose of investment. During October and November 2002, as part of its review of a range of strategic opportunities, MFC analyzed its investment in CLFC and considered various means of maximizing the value of this investment. The alternatives considered by senior management of MFC included (a) selling or reducing its investment in CLFC, (b) maintaining its level of investment in CLFC, (c) acquiring sufficient additional CLFC Common Shares to enable MFC to equity account for its investment in CLFC, or (d) seeking a business combination with CLFC.

      To assist MFC management in this review, in early November, 2002, Mr. Dominic D’Alessandro, the President and Chief Executive Officer of MFC, met with Mr. David Nield, the Chairman and Chief Executive Officer of CLFC, and in the course of the conversation inquired if CLFC had considered the possibility of a business combination with MFC. Mr. Nield advised that he would consider discussing the matter with CLFC’s Board of Directors. There was no further contact between Mr. D’Alessandro and Mr. Nield on this matter prior to the meeting on December 6, 2002 described below.

      In early December 2002, MFC’s senior management completed their analysis of investment alternatives to enable MFC to maximize the value of its investment in CLFC. On December 6, 2002, senior management reviewed their analysis with MFC’s Board of Directors, and following a thorough consideration of MFC’s investment alternatives in relation to CLFC, MFC’s Board of Directors authorized the delivery of a proposal to CLFC (the “Proposal”) and the retention of financial advisors to assist MFC in the conduct of a business combination transaction. Following the meeting, MFC retained Scotia Capital Inc. to act as its financial advisor.

      The Proposal contemplated a 15-day period during which MFC and CLFC would work together, on an exclusive basis, to negotiate and agree upon the terms of a business combination transaction resulting in the acquisition of CLFC by MFC.

      The business combination contemplated by the Proposal provided for the payment of $38.00 per CLFC Common Share, payable in a combination of cash and MFC Common Shares. Shareholders would be given the opportunity to elect between two alternatives: (a) $38.00 in cash per CLFC Common Share; or (b) one MFC Common Share per CLFC Common Share. Under the Proposal, neither the cash consideration nor the share consideration would have exceeded 50% of the aggregate offer consideration.

      On December 6, 2002, Mr. D’Alessandro met with Mr. Nield to deliver and review the Proposal. At the meeting Mr. Nield advised Mr. D’Alessandro that CLFC’s Board of Directors would focus on maximizing shareholder value and that it was unlikely to support the Proposal. Mr. D’Alessandro advised Mr. Nield that if CLFC would work with MFC to identify additional value, MFC could consider increasing its offer.

      On December 7 and 8, 2002, telephone conversations took place between the financial advisors for CLFC and for MFC to determine if there was a basis for CLFC to accept the Proposal. In the course of these conversations, CLFC’s financial advisors asked MFC to consider increasing the price and the portion of the aggregate offer consideration payable in MFC Common Shares. On December 8, 2002, MFC’s financial advisor advised CLFC’s financial advisor that MFC was prepared to increase the offer price to $40.00 per MFC Common Share. CLFC was also advised that the share consideration under the revised offer would not exceed 60% of the aggregate offer consideration and the cash consideration would not exceed 40% of the aggregate offer consideration.

      Mr. Nield and Mr. D’Alessandro spoke by telephone on December 8, 2002 and December 9, 2002 to review the status of the discussions and MFC’s revised offer. In the course of these conversations, Mr. Nield advised that CLFC was not in a position to agree to the revised offer.

      On December 9, 2002, following a presentation by senior management and a thorough discussion of alternative courses of action in relation to CLFC, MFC’s Board of Directors approved and authorized MFC to undertake the Offer and to publicly announce the intention to undertake the Offer.

      Following the meeting of MFC’s Board of Directors, Mr. D’Alessandro spoke by telephone with Mr. Nield to inform him that MFC intended to proceed with the Offer and requested that the channels of communication between the two companies and their advisors remain open. After speaking to Mr. Nield and prior to the opening of North American stock markets on December 9, 2002, MFC issued a press release announcing its intention to undertake the Offer.

PURPOSE OF THE OFFER, BENEFITS OF THE COMBINATION AND

REVIEW OF CLFC’S OPERATIONS

Purpose of the Offer

      The purpose of the Offer is to enable MFC to acquire all of the outstanding CLFC Common Shares. MFC’s current intention is to also seek to acquire the CLFC Common Shares not deposited under the Offer. See “Acquisition of CLFC Common Shares Not Deposited” in this Circular. The exact timing and details of a Compulsory Acquisition or a Subsequent Acquisition Transaction involving CLFC will necessarily depend upon a variety of factors, including the number of CLFC Common Shares acquired pursuant to the Offer.

      Although MFC currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic or market conditions or in the business of CLFC, or other currently unforeseen circumstances, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. The Offeror expressly reserves the right not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction involving CLFC, or propose a Subsequent Acquisition Transaction on terms other than as described herein.

Benefits of the Combination

      The Canadian financial services industry has experienced rapid consolidation in the past few years as globalization pressures, changes in the regulation of ownership, and the need for economies of scale have dramatically changed the competitive landscape. In this environment, the ability of companies to grow, both through acquisition and organically, creates long term opportunities for success. In Manulife Financial’s view, industry participants will enjoy significant competitive advantages through superior financial strength and scale.

      The combination of Manulife Financial and Canada Life Financial would create the largest insurance company in Canada and the tenth largest public life insurance company in the world, as measured by market capitalization. The combined company would be a major player in the global life insurance market, with significant operations in Canada, the United States, Asia and Europe.

      In their Canadian home market, Canada Life Financial and Manulife Financial together would be among the leaders in all core businesses. In other regions in which the combined company would operate, it would have strong market positions in selected high growth, high return businesses such as the U.S. small case 401(k) pension market, the Greater China (including Hong Kong and Macau) life insurance and pension markets, and the offshore wealth management market in the United Kingdom.

      It is Manulife Financial’s intention to integrate the operations of Canada Life Financial into its operations as soon as practical following completion of the Offer. Manulife Financial expects to realize cost savings from the elimination of duplicate infrastructures, processes and systems as well as from economies from the increased scale of operations. Manulife Financial expects that many of these synergies are achievable through attrition or the absorption of excess staff into other operations during continued growth of the combined company.

      Manulife Financial believes that the Offer represents significant value to Canada Life’s Shareholders by providing them with the opportunity to participate directly in one of Canada’s largest and strongest financial services companies. Manulife Financial believes that the combined operations of Manulife Financial and Canada Life Financial will provide shareholders of both organizations with a company that has the scale needed to be the industry leader in Canada as well as provide a portfolio of strong specialized businesses in the United States, Asia and Europe. In addition, Manulife Financial anticipates that a well established and diversified revenue base will provide the opportunity to deliver continued growth and value to shareholders.

Review of CLFC’s Operations

      If the Offer is successful, the Offeror expects that certain changes will be effected with respect to the composition of the Board of Directors of CLFC to allow nominees of the Offeror to become members of the Board of Directors of CLFC.

      Upon completion of the Offer, Manulife Financial intends to conduct a detailed review of CLFC and its assets, corporate structure, dividend policy, capitalization, operations, policies, management and personnel to determine what changes, if any, would be desirable in light of such review and the circumstances which then exist. Manulife Financial, CLFC and their subsidiaries will explore opportunities to operate in a complementary manner as permitted by legislation and market conditions.

SOURCE OF FUNDS

      If all outstanding CLFC Common Shares for which the Offer is made are deposited under the Offer, the amount of cash required by the Offeror to purchase all CLFC Common Shares will be approximately $2.3 billion. The Offeror expects that fees and expenses associated with the Offer will be approximately $50 million.

      Manulife Financial has sufficient cash on hand and liquid investments (which may readily be converted into cash) to fund the cash portion of the Offer. Manulife Financial may choose to finance all or any part of the cash portion of the Offer through other means.

THE OFFEROR

MFC

      MFC was incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of Manufacturers Life. Manufacturers Life was incorporated on June 23, 1887 by a Special Act of Parliament of the

Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, Manufacturers Life undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, Manufacturers Life had no common shareholders and its Board of Directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC.

      MFC and Manufacturers Life are both life insurance companies governed by the ICA. The head office and registered office of both MFC and Manufacturers Life is located at 200 Bloor Street East, Toronto, Ontario, M4W 1E5.

      Manulife Financial provides a wide range of financial products and services, including life insurance, health insurance, pension products, annuities and mutual funds, to individual and group customers in Canada, the United States and Asia, principally through subsidiary companies and joint ventures. Manulife Financial also offers reinsurance services, primarily life and accident reinsurance, and provides investment management services with respect to Manulife Financial’s general fund assets, segregated fund assets and mutual funds and to institutional customers.

      Over the past eight years, Manulife Financial has delivered strong and consistent financial results. Over the period 1993 to 2001, Manulife Financial has grown shareholders’ net income at a compound annual growth rate of 26%. In 2001, the return on shareholders’ equity was 15.1%, ranking Manulife Financial in the top quartile among public life insurance companies. The financial strength of Manulife Financial has been recognized by credit rating agencies. Manulife Financial’s ratings are amongst the highest ratings given to global insurance companies.

      As of September 30, 2002, Manulife Financial’s assets under management totaled $134.5 billion and its shareholders’ equity totalled $8.5 billion. Over the twelve month period ending September 30, 2002, Manulife Financial generated premiums and deposits of $29.4 billion and shareholders’ net income of $1.4 billion.

ADDITIONAL INFORMATION CONCERNING THE OFFEROR

Recent Developments

      Except as described herein or as disclosed in the documents of MFC incorporated by reference herein, there have been no material changes in the affairs of MFC on a consolidated basis since September 30, 2002.

Share Capital

      MFC has authorized share capital consisting of an unlimited number of MFC Common Shares, an unlimited number of Class A Shares (“MFC Class A Shares”) and an unlimited number of Class B Shares (“MFC Class B Shares” and, collectively with the MFC Class A Shares, the “MFC Preferred Shares”). As of the date hereof, MFC Common Shares are the only class issued and outstanding. There has been no significant change in the share capital of MFC since December 31, 2001 other than the purchase and cancellation of 20 million MFC Common Shares pursuant to MFC’s normal course issuer bid. MFC has not purchased any MFC Common Shares pursuant to MFC’s normal course issuer bid since November 13, 2002. As of the date of this Circular, MFC had 463 million MFC Common Shares issued and outstanding.

          Common Shares

      The following sets forth certain general terms and provisions of the MFC Common Shares. Each holder of MFC Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each MFC Common Share held except meetings at which only holders of a specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of MFC Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of MFC Class A Shares, MFC Class B Shares and any other shares ranking senior to the MFC Common Shares with respect to priority in payment of dividends. After payment to the holders of MFC Class A Shares, MFC Class B Shares and any other shares ranking senior to MFC Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, the holders of MFC Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertains to shareholders.

          Preferred Shares

      Both the MFC Class A Shares and the MFC Class B Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the MFC Class A Shares or the MFC Class B Shares, as the case may be, of such series, the whole subject to the filing with the Superintendent of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of MFC.

      Except as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of MFC Class A Shares or MFC Class B Shares, the holders of such MFC Class A Shares or MFC Class B Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC. The MFC Preferred Shares rank prior to the MFC Common Shares with respect to dividends and with respect to distributions of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

      Each series of MFC Class A Shares ranks on a parity with every other series of MFC Class A Shares with respect to dividends and return of capital. The MFC Class A Shares shall be entitled to a preference over the MFC Class B Shares, the MFC Common Shares and any other shares ranking junior to the MFC Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

      Each series of MFC Class B Shares ranks on a parity with every other series of MFC Class B Shares with respect to dividends and return of capital. The MFC Class B Shares shall rank junior to the MFC Class A Shares with respect to priority in payment of dividends and in distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the MFC Class B Shares shall be entitled to a preference over the MFC Common Shares and any other shares ranking junior to the MFC Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Constraints on Shares under the ICA

      The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of any shares of MFC (including the MFC Preferred Shares and MFC Common Shares). Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC unless the prior approval of the Minister of Finance is obtained. In addition, MFC is not permitted to record any transfer or issue of shares of MFC if the transfer or issue would cause the person to have a significant interest in MFC, unless the prior approval of the Minister of Finance is obtained. No person who has a significant interest in MFC may exercise any voting rights attached to the shares of MFC held by such person unless the prior approval of the Minister of Finance is obtained. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, or an entity controlled by that person and by any person associated or acting jointly or in concert with that person, exceeds 10% of all outstanding shares of that class of shares of MFC. Under the ICA, the Minister of Finance may only approve the acquisition of a significant interest of up to 30% of the shares of any class of non-voting shares of MFC and up to 20% of a class of voting shares of MFC, as the case may be, and provided, in each case, that the person acquiring such shares does not have direct or indirect influence over MFC, that, if exercised, would result in that person having control in fact of MFC.

ICA Restrictions and Approvals

      Under the ICA, MFC, with the prior consent of the Superintendent, may redeem or purchase any of its shares, including the MFC Preferred Shares or MFC Common Shares, as the case may be, unless there are reasonable grounds for believing that MFC is, or the redemption or purchase would cause MFC to be, in contravention of any regulation made under the ICA respecting the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity, or any direction to MFC made by the Superintendent pursuant to subsection 515(3) of the ICA regarding its capital or its liquidity. No such direction to MFC has been made to date. MFC is also prohibited under the ICA from paying or declaring a dividend if there are reasonable grounds for believing that MFC is, or the payment would cause MFC to be, in contravention of any regulation made under the ICA representing the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity, or any direction to MFC made by the Superintendent pursuant to subsection 515(3) of the ICA regarding its capital or its liquidity. As of the date hereof, this limitation would not restrict a payment of quarterly dividends on the MFC Preferred Shares or MFC Common Shares and no such direction to MFC has been made. In addition, MFC must provide at least 10 days’ prior notice to the Superintendent before paying any dividends, and, in certain limited circumstances, obtain the prior approval of the Superintendent prior to the declaration or payment of a dividend.

Price Range and Trading Volumes for the MFC Common Shares

      The MFC Common Shares trade on the TSX, the NYSE, the SEHK and the PSE. MFC has applied to list the additional MFC Common Shares to be issued pursuant to the Offer on the TSX and the NYSE. Application will also be made to list the additional MFC Common Shares to be issued pursuant to the Offer on the SEHK and the PSE.

      The combined volume of trading and price ranges of the MFC Common Shares on the TSX and the NYSE are set forth in the following table for the periods indicated.

	TSX			NYSE

	Price Per Share			Price Per Share

	High	Low	Volume	High		Low		Volume

2002
December (1-19)	$40.10	$34.35	25,696,931	US$	25.71	US$	22.21	3,287,800
November	40.62	32.90	26,597,813		25.79		21.10	8,344,200
October	37.75	27.62	50,355,359		24.19		17.37	11,594,900
September	36.90	31.05	32,397,318		23.29		19.70	7,618,800
August	38.91	35.65	32,456,035		24.69		22.83	6,801,800
July	43.16	36.27	38,681,796		28.65		22.70	8,990,100
June	45.60	40.40	23,167,937		29.80		26.63	3,568,500
May	46.85	44.30	19,845,938		29.99		28.53	4,255,700
April	45.60	42.20	22,597,530		29.04		26.45	4,242,800
March	45.60	41.65	19,898,629		28.75		25.97	3,599,700
February	43.25	40.25	19,794,352		27.18		25.18	3,524,300
January	42.60	39.85	17,023,509		26.68		25.05	3,503,900
2001
December	43.28	39.70	19,700,719		27.41		25.30	3,263,000

      The Offeror announced its intention to make the Offer on December 9, 2002. The closing price of the MFC Common Shares on December 6, 2002, the last day on which the MFC Common Shares traded prior to the announcement, was $37.90 on the TSX and US$24.24 on the NYSE.

Documents Incorporated by Reference Regarding MFC

      Information regarding MFC has been incorporated by reference in this Offer and Circular from documents filed by MFC with securities or similar authorities in Canada. Copies of the documents incorporated herein by reference regarding MFC may be obtained on request without charge from the Corporate Secretary, Manulife Financial Corporation, 200 Bloor Street East, NT-10, Toronto, Ontario, M4W 1E5 (telephone: (416) 415-7577). For the purpose of the Province of Quebec, this Offer and Circular contain information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Manulife Financial Corporation at the above-mentioned address and telephone number.

      The following documents of MFC filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

(a)	the Annual Information Form of MFC dated May 1, 2002;

(b)	MFC’s audited comparative consolidated financial statements for the year ended December 31, 2001, together with the auditors’ report thereon as set out on pages 26 to 53 of MFC’s 2001 Annual Report for the year ended December 31, 2001;

(c)	management’s discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) as set out on pages 6 to 25 of MFC’s 2001 Annual Report for the year ended December 31, 2001;

(d)	MFC’s unaudited comparative interim consolidated financial statements for the nine months and three months ended September 30, 2002, as set out on pages 9 to 21 of MFC’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002;

(e)	management’s discussion and analysis for the unaudited comparative consolidated financial statements referred to in paragraph (d) as set out on pages 6 to 8 of MFC’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002;

(f)	MFC’s Management Proxy Circular dated February 28, 2002 regarding MFC’s annual meeting of shareholders held on April 30, 2002, excluding the sections not required to be incorporated by reference under securities legislation; and

(g)	the material change report of MFC dated December 12, 2002 with respect to the Offer.

      Any documents of MFC of the type referred to above (excluding confidential material change reports) together with any material change reports filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into this Circular.

      Any statement related to MFC contained in this Offer or Circular or in a document of MFC incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of the Offer or Circular, to the extent that a statement related to MFC contained in the Offer or Circular, or in any other subsequently filed MFC document that also is or is deemed to be incorporated by reference in the Offer or Circular, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and the Circular.

Eligibility for Investment

      At the date of issue pursuant to the Offer, the MFC Common Shares received as part of the consideration in the Offer will be eligible investments, without resort to the so-called “basket provisions”, as at such date, under, or their purchase would not be prohibited by, the statutes listed below (and, where applicable, the regulations thereunder), in each case subject to the general investment provisions thereof and, in certain cases, subject to the prudent investor requirements thereof and additional requirements relating to investment or lending policies, procedures or goals.

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Alberta Heritage Savings Trust Fund Act (Alberta)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Pension Benefits Act, 1992 (Saskatchewan)	Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
an Act respecting insurance (Quebec) (in respect of
    insurers, as defined therein, other than a guarantee
    fund)
an Act respecting trust companies and savings
    companies (Quebec) (for a trust company investing its
    own funds and deposits it receives and a savings company
    investing its own funds)
Supplemental Pension Plans Act (Quebec)
Pension Benefits Act (New Brunswick)
Pension Benefits Act (Nova Scotia)
Pension Benefits Act, 1997 (Newfoundland)

      The MFC Common Shares will also be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans. The MFC Common Shares do not constitute “foreign property” for the purposes of the Tax Act for persons subject to tax under Part XI of the Tax Act.

Auditors, Transfer Agent and Registrar

      The auditors of MFC are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, P.O. Box 251, Toronto, Ontario, M5K 1J7. The transfer agent and registrar for the MFC Common Shares is CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9.

INVESTMENT CONSIDERATIONS CONCERNING MFC

      The following factors should be carefully considered by Shareholders in evaluating whether to accept the Offer and, in particular, whether to elect to receive MFC Common Shares as consideration. These factors, together with the discussion of Risk Management found at pages 22-25 of the MFC Annual Report for the year ended December 31, 2001, should be considered in conjunction with the other information included in this Offer and Circular and in the documents incorporated by reference in and forming part of this Offer and Circular.

Possible Volatility of Stock Price

      The market price of MFC Common Shares or CLFC Common Shares or both could fluctuate prior to the Expiry Time in response to various factors and events, including differences between MFC’s and CLFC’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the MFC Common Shares that holders of CLFC Common Shares may receive pursuant to the Offer. There can be no assurance that the market value of the MFC Common Shares that the holders of CLFC Common Shares receive pursuant to the Offer will equal or exceed the market value of the CLFC Common Shares held by such Shareholders prior to the Expiry Time.

Risks of Integration and Restructuring

      The Offer has been made with the expectation that its successful completion will result in long-term strategic benefits and synergies. These anticipated benefits and synergies will depend in part on whether Manulife Financial’s and Canada Life Financial’s operations can be integrated in an efficient and effective manner. The successful integration of Manulife Financial and Canada Life Financial will require the integration of various aspects of each company’s respective businesses, including if determined appropriate, a rationalization or restructuring of selected operations. Until Manulife Financial has access to Canada Life Financial’s non-public information, including consultation with senior management of Canada Life Financial, it is not possible for any determination to be made on the actual manner or terms of such integration.

      It is possible that integration will not be accomplished smoothly or successfully or will result in financial benefits that will be less than anticipated. The integration of operations will give rise to restructuring costs and charges. It may be that these costs and charges will be greater than those currently anticipated and that the difference may be material. Integration costs of combining the operations may include severance costs associated with any employee terminations, costs associated with conforming employee benefits plans, charges associated with the closure of duplicate facilities, asset write-downs related to duplicate business systems or the taking of additional reserves to ensure that the actuarial and accounting policies of the companies are properly aligned. The diversion of the attention of management from day-to-day operations and any difficulties encountered in the transition process could have an adverse impact on the combined company’s business, results of operations and financial condition. The process of integrating the operations of the two organizations as well as any related restructuring could cause the interruption of, or the loss of momentum in, the activities of the combined company, which could have an adverse effect on its operations.

Sensitivity to Market Performance

      The surplus and earnings of MFC are affected by, among other things, the prevailing performance of the stock, bond and commercial real estate markets and economic conditions which influence demand for MFC’s products and performance of MFC’s investment portfolio.

      The general volatility in equity markets and the overall decline in these markets over the last two years has had implications for MFC and most other providers of wealth and investment management products. In addition, the recent financial difficulties of certain economic sectors, including in particular the telecom industry, has added to investor concerns regarding investments in both the equity and corporate bond markets.

      These equity market conditions have reduced the demand for equity based investment products, such as variable annuities, mutual funds, certain pension products and variable life insurance. In addition, MFC has been adversely affected by a decline in asset based fee revenues and has established additional reserves against income for investment related guarantees it has provided on certain of its products. The decline in sales of variable or equity based investment products and life insurance has been partially offset by increased demand for MFC’s fixed-rate products.

      Under Canadian GAAP, 5% of unrealized and realized gains or losses on equities held in the general fund are included in investment income each quarter. A pronounced and sustained decline in stock markets would reduce the market value of MFC’s general fund equity portfolio and result in any unrealized and realized losses being brought into investment income at a rate of 5% each quarter. As at September 30, 2002, the carrying value of MFC’s general fund equity portfolio constituted approximately 9% of its general fund invested assets. Approximately 30% of MFC’s general fund equities are held in respect of participating policyholders and the gains and losses arising on these assets are offset by actuarial reserves related to policyholder dividends.

      During the period from the late 1980’s through the mid-1990’s, the commercial real estate markets in Canada and the United States underwent a period of significant declining values. This decline adversely affected MFC’s Canadian and U.S. mortgage and real estate portfolios and required an increase in the levels of allowances for losses on, and write-downs of, such invested assets. Over approximately the past five years, these mortgage and real estate investments have performed strongly. There can be no assurance that the market and economic conditions that precipitated charges against MFC’s earnings in previous years will not recur. Under Canadian GAAP, 3% of both realized and unrealized gains or losses on real estate held in the general fund are included in investment income each quarter. A pronounced and sustained decline in the Canadian or U.S. real estate markets would reduce the market value of MFC’s general fund real estate portfolio and result in any unrealized and realized losses being brought into income at a rate of 3% each quarter. As at September 30, 2002, the carrying value of MFC’s general fund mortgage and real estate portfolios constituted approximately 11% and 5%, respectively, of its general fund invested assets. Approximately 49% of these general fund real estate holdings and 19% of these mortgage holdings are held in respect of participating policyholders and the gains and losses arising on these assets are offset by actuarial reserves related to policyholder dividends.

      Manulife Financial is subject to credit risk relating to the uncertainty associated with the continued ability of debtors to make timely payments pursuant to the contractual terms underlying loans, which include corporate bonds, mortgages, debentures and other evidence of indebtedness. Although Manulife Financial’s debt investments are primarily investment grade debt or first mortgages and MFC believes that it maintains both prudent investment diversification and adequate reserves to ensure that these risks are well managed, a major and sustained economic downturn could result in debtor defaults beyond that which has been provided for.

      MFC expects that the same sensitivities to market performance currently affect Canada Life Financial and may therefore be expected to affect the operations of the combined company.

Sensitivity to Interest Rates

      Changes in interest rates may have a significant effect on MFC’s results of operations as well as the results of the combined operations of Manulife Financial and Canada Life Financial.

      Interest rate volatility creates the risk of disintermediation and the risk of reduction in interest spread or profit margins. These risks arise because a substantial portion of Manulife Financial’s general fund assets consist of fixed-rate bonds and commercial mortgages supporting Manulife Financial’s fixed-rate insurance and annuity product liabilities.

      Interest rate increases may create the risk of increased policyholder surrenders or transfers from lower-yielding fixed-rate products to higher-yielding or variable products, as a result of customers demanding a higher yield on their insurance and annuity products. Although many of Manulife Financial’s fixed-rate insurance and annuity products contain market-value adjustment features which deter customers from surrendering or transferring prior to maturity, Manulife Financial may experience an increase in surrenders or transfers to variable and other products when interest rates rise. If Manulife Financial lacked sufficient liquidity to fund these surrenders or transfers, it would be required to sell its fixed-rate invested assets and may realize a loss on these sales. While MFC has an established investment policy to match the duration of its assets with the duration of its liability cash outflows, there can be no assurance that the results of operations of MFC would not be adversely affected by losses if MFC were required to sell invested assets to fund unexpected surrenders or transfers. An increase in surrenders would also result in a decrease in the level of business and may have a material adverse effect on MFC’s business and results of operations.

      Interest rate changes may cause a narrowing of MFC’s net spread between interest earned on its invested asset portfolio and interest credited on its fixed-rate products. If interest rates were to rise and MFC chose to increase these rates in response to customer demand, it may experience a narrowing of the net spread on fixed-rate products if it were unable to replace its invested assets with higher-yielding assets. If interest rates were to fall and MFC were unable, due to long-term guaranteed minimum credited interest rates and limitations on the frequency of credited interest rate resets or other limitations, to lower the credited interest rates on its fixed-rate products, or chose not to do so, MFC would also experience a narrowing of its net spread on these products. Any such narrowing of net spread on fixed-rate products would adversely affect MFC’s business and results of operations.

      MFC expects that substantially the same risks currently affect Canada Life Financial and may therefore be expected to affect the operations of the combined company.

Sensitivity to Foreign Currency Fluctuations

      A substantial portion of MFC’s net income is originally earned in currencies other than Canadian dollars, primarily U.S. dollars, Hong Kong dollars and Japanese yen. For purposes of financial reporting under Canadian GAAP, revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rates prevailing during the year. If the Canadian dollar were to strengthen relative to these foreign currencies, the amount of net income reported in MFC’s consolidated statement of operations from non-Canadian dollar denominated business would decrease. Accordingly, if the Canadian dollar were to strengthen significantly against the U.S. dollar, Hong Kong dollar or the Japanese yen, MFC’s net income could be materially adversely affected.

      CLFC’s net income is also earned in currencies other than Canadian dollars, primarily U.S. dollars, U.K. pounds and Euro. Following a business combination of MFC and CLFC, the same considerations noted above will affect the combined operations in respect of each of the currencies noted.

      MFC has a policy of matching, by currency, assets with the liabilities they support. As a result of such currency matching, fluctuations in exchange rates generally affect only MFC’s Canadian dollar results of operations because of the translation of income denominated in foreign currencies to Canadian dollars.

      MFC invests a portion of its assets supporting shareholders’ equity in foreign currencies, primarily U.S. dollars and Japanese yen. As a result, because of the translation of the value of assets denominated in foreign currencies to Canadian dollars, fluctuations in exchange rates will affect MFC’s Canadian dollar reported shareholders’ equity.

Variation in Claims Experience and Reinsurance Risk

      MFC’s earnings depend, in part, on the claims paid and incurred under its insurance policies. Manulife Financial uses both its own and industry experience to develop the estimates of future claims that are used in pricing its insurance products and establishing the related actuarial liabilities. However, there can be no assurance that actual experience will match these estimates. MFC’s results of operations will vary from period to period as actual claims experience differs from the estimates made. Moreover, if actual experience during a period is materially worse than the assumptions made in pricing products and establishing actuarial liabilities, this may have a material adverse effect on MFC’s results of operations for such a period.

      As part of the prudent management of Manulife Financial’s insured risks, Manulife Financial may reinsure blocks of its business, thereby ceding a portion of the risk associated with the reinsured policies. If any of the providers of reinsurance were to be unable to pay the liabilities assumed through this reinsurance, Manulife Financial, as primary insurer, would still be obligated to pay benefit entitlements under the original policy. A significant failure by one or more reinsurers could materially and adversely affect Manulife Financial’s business.

      Similar considerations currently affect Canada Life Financial and can therefore be expected to affect the operations of the combined company.

Holding Company Structure; Restrictions on Dividends

      MFC is a Canadian federally-regulated insurance company which currently intends to conduct all of its operations through regulated insurance subsidiaries, including Manufacturers Life, or companies which are owned directly or indirectly by regulated insurance subsidiaries. As an insurance company, MFC’s ability to pay dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States, Japan and certain other countries which may limit their ability to pay dividends or make other upstream distributions. As CLFC and its subsidiaries are governed by the same or similar legislation, the same or similar restrictions affect CLFC’s existing operations.

      In Canada, MFC and Manufacturers Life are subject to restrictions prescribed by the ICA on the ability to declare and pay dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing the company is, or the payment of the dividend would cause the company to be, in contravention of Minimum Continuing Capital and Surplus Requirements established by OSFI. The ICA requires an insurance company to notify the Superintendent of the declaration of a dividend at least 10 days prior to the date fixed for its payment, and, in certain limited circumstances, obtain the prior approval of the Superintendent prior to the declaration or payment of a dividend.

      In the United States, insurance laws in Michigan, Delaware and New York, the jurisdictions in which MFC’s U.S. insurance company subsidiaries are domiciled, impose general limitations on the payment of dividends and other upstream distributions by these insurance subsidiaries. These laws prohibit or restrict the payment of dividends or other distributions to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for such dividends or other distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay such a dividend or other distribution.

      In Asia and Japan, the insurance laws in the jurisdictions in which Manulife Financial operates either provide for specific restrictions on the payment of dividends and other distributions by subsidiaries or impose solvency or other financial tests which could affect the ability of subsidiaries to pay dividends in certain circumstances.

      CLFC’s Canadian and international operations are governed by the same or similar restrictions and requirements in each of the jurisdictions in which they are incorporated or conduct business.

      As of the date of this Offer and Circular, management believes that the applicable restrictions on the ability of MFC and its regulated insurance subsidiaries to pay dividends or other distributions would not prevent MFC from declaring and paying regular dividends. In addition, based upon management’s review of CLFC’s publicly available information, management believes that following a business combination of the operations of Manulife Financial and Canada Life Financial, MFC would not be prevented from paying regular dividends. However, there can be no assurance that any current or future restrictions will not affect the amount and frequency of future dividend payments.

Regulation

      MFC is governed by the ICA. The ICA is administered, and the activities of MFC are supervised, by OSFI. Manulife Financial is also subject to regulation and supervision by each of the provinces of Canada, each of the states of the United States and each of the countries and territories in Asia and Japan in which Manulife Financial carries on business. Regulatory oversight is vested in various governmental agencies having broad administrative power with respect to, among other things, dividend payments, capital adequacy and risk-based capital requirements, asset and reserve valuation requirements, permitted investments, policy forms and rates, and the sale and marketing of insurance contracts, including the licensing and supervision of insurance agents and brokers. These regulations are generally intended to protect policyholders and beneficiaries rather than investors.

      MFC understands that substantially all of Canada Life Financial’s business operations are subject to the same or similar regulation in each of the jurisdictions in which it does business.

      In the past five years, the insurance industry in Canada, the United States, Japan, the United Kingdom and certain other jurisdictions in which both Manulife Financial and Canada Life Financial do business has been subject to increased scrutiny by legislative and regulatory bodies for a number of reasons, including, among other things, significant insurance company insolvencies, selling practices and perceived concerns regarding the quality, completeness and accuracy of publicly disclosed financial information. This scrutiny has led to changes in certain regulatory provisions which govern the companies’ operations and it can be expected that further reviews and changes to applicable laws and regulations will occur in the future.

      In addition, certain of Manulife Financial’s activities are subject to securities regulation. In Canada, MFC’s mutual fund and investment management businesses are subject to Canadian provincial securities laws and supervision by Canadian provincial securities regulators. In the United States, certain of MFC’s U.S. subsidiaries, and certain policies and contracts offered by them, are subject to extensive regulation under U.S. federal and state securities laws, including the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, and, with respect to broker-dealer activities, the Securities Exchange Act of 1934, as amended, and the rules of the NASD Regulation, Inc. These laws and regulations are primarily intended to protect the interests of investment company shareholders, investment advisory clients and investors, and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. The sale of mutual funds in Hong Kong is subject to Hong Kong securities laws administered by the Hong Kong Securities and Futures Commission.

      MFC cannot predict the effect that any proposed or future regulation may have on the financial condition or results of operations of MFC, its insurance subsidiaries or the combined operations of Manulife Financial and Canada Life Financial. It is possible that these businesses may be adversely affected by changes in applicable laws or regulations or in their interpretation or enforcement.

Competition

      Manulife Financial operates in highly competitive markets in Canada, the United States, Asia and Japan and the combined operations of Manulife Financial and Canada Life Financial will also operate in other markets, being principally the United Kingdom, Germany, Ireland and Brazil. In these markets, the businesses compete not only with other insurance companies, but also, depending upon the market, with non-insurance financial services companies, including banks, stock brokerage firms, investment advisors and mutual fund companies. The level of competition may increase further as a result of the continuing consolidation of the financial services industry. Mergers and acquisitions involving financial services companies have increased significantly, as these companies attempt to improve their competitive position through increased market share, economies of scale and diversification of products and services.

Tax Legislation

      The attractiveness to customers of many of Manulife Financial’s products is due, in part, to favourable tax treatment. For example, current U.S. federal income tax laws generally permit the tax-deferred accumulation of investment earnings on certain life insurance products and annuities. Current Canadian federal tax laws permit the tax-deferred accumulation of earnings on the premiums paid on certain types of universal life insurance products. Changes to tax laws may affect the attractiveness of these products. From time to time, governments in the jurisdictions in which MFC operates have considered proposals for tax law changes that could adversely affect MFC’s products. To date, most of these proposals have arisen in the United States. For example, from time to time, legislation has been proposed in the United States that would curtail the favourable tax treatment of certain annuity and life insurance products. There can be no assurance as to whether any U.S. tax legislation will be enacted which would contain provisions with possible adverse effects on MFC’s annuity and life insurance businesses in the United States.

      Legislation enacted in the United States in the spring of 2001 increased the size of estates exempt from the federal estate tax, phasing in reductions in the estate tax rate between 2002 and 2009 and repealing the estate tax entirely in 2010. Under the legislation, the estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and thereafter. This legislation could have a negative impact on revenues from the sale of estate planning products, including in particular any sales of life insurance policies used to pre-fund estate tax liabilities. The repeal, increase in exemption or the reduction of the rate, of the federal estate tax may reduce the attractiveness of second-to-die policies sold for this purpose. President Bush and members of Congress have expressed a desire to modify the existing legislation, which modification could result in faster or more complete reduction or repeal of the estate tax. Any such change could have a further negative effect on revenues from estate planning products.

Ratings

      Ratings with respect to claims paying ability and financial strength are important factors in establishing the competitive position of life insurance companies and will also impact the cost and availability of capital to an insurance company. MFC competes, and the combined operations of Manulife Financial and Canada Life Financial will compete, with other insurance companies, financial intermediaries and other financial institutions on the basis of a number of factors, including the ratings assigned by internationally-recognized rating organizations. Ratings represent an important consideration in maintaining customer confidence in MFC and in its ability to market its insurance, pension and annuity products. Rating organizations regularly analyze the financial performance and condition of insurers, including MFC. Any ratings downgrades, or the potential for such downgrades, of MFC could increase surrender levels of its annuity and insurance products and adversely affect MFC’s ability to market and distribute its products and services, which could have a material adverse effect on MFC’s business, financial condition and results of operations. It is expected that rating agencies will re-evaluate MFC’s ratings following their assessment of the impact of the Offer on MFC and it is not possible to predict the outcome of that reassessment.

Restrictions on Ownership

      The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC without the prior approval of the Minister of Finance. In addition, MFC is not permitted to record any transfer or issue of its shares if the transfer or issue would cause the person to have a significant interest in MFC unless the prior approval of the Minister of Finance is obtained. No such person who has a significant interest in MFC may exercise any voting rights attached to the shares held by such person unless the prior approval of the Minister of Finance is obtained. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, or an entity controlled by that person and by any person acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. Under the ICA, the Minister of Finance may only approve the acquisition or a significant interest of up to 30% of the shares of any class of non-voting shares and up to 20% of a class of voting shares, as the case may be, and provided, in each case, that the person acquiring such shares does not have direct or indirect influence over MFC, that if exercised, would result in that person having control in fact of MFC.

      In addition, under applicable insurance laws and regulations in Michigan, Delaware and New York, no person may acquire control of any of MFC’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly (by revocable proxy or otherwise), 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in Michigan, Delaware and New York. Failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of MFC Common Shares.

MATERIAL CHANGES AND OTHER INFORMATION CONCERNING THE OFFEROR

      Except as disclosed above, the Offeror has no information which indicates any material change in the affairs of the Offeror since the date of the last published interim financial statements of MFC. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would be expected to affect the decision of Shareholders to accept or reject the Offer.

CLFC

      CLFC was incorporated on June 21, 1999 for the purpose of becoming the parent holding company of Canada Life following Canada Life’s conversion from a mutual life insurance company to a stock life insurance company on November 4, 1999. Currently, the only business of CLFC is the holding of all of the common shares of Canada Life through which Canada Life Financial conducts all of its activities. Canada Life is Canada’s oldest domestic life insurer. Canada Life was established on August 21, 1847 and was incorporated on April 25, 1849. In 1962, Canada Life became a mutual life insurance company governed by the predecessor legislation to the ICA. On April 1, 1994, Canada Life amalgamated with its wholly-owned subsidiary, New York Life Insurance Company of Canada and on July 1, 1999, Canada Life amalgamated with its wholly-owned subsidiary, Crown Life Insurance Company of Canada.

      CLFC and Canada Life are both life insurance companies governed by the ICA. The head office for both Canada Life and CLFC is located at 330 University Avenue, Toronto, Ontario, Canada M5G 1R8. Canada Life Financial has divisional head offices in Toronto, Ontario, Canada; Potters Bar, Hertfordshire, England; Atlanta, Georgia, United States; and Blackrock, Dublin, Republic of Ireland. Each of CLFC and Canada Life is a reporting issuer or its equivalent in each of the provinces and territories of Canada.

      Canada Life Financial is a diversified international company offering a wide range of protection and wealth management products to individuals and groups, principally in Canada, the United Kingdom, the United States and the Republic of Ireland. Canada Life Financial also provides accident and health and life reinsurance operating principally in the United States. At December 31, 2001, Canada Life Financial ranked as the fourth largest Canadian life insurance company based on consolidated premiums, premium equivalents and new deposits as well as total general fund, segregated funds and other assets under administration.

Recent Developments

      On November 14, 2002, CLFC announced that it had reached an agreement to acquire the Irish based German life operations of Prudential UK plc (which are sold under the brand name SALI) for $205 million. The transaction, which is expected to close on January 1, 2003, will initiate the transfer of SALI’s German policyholders to an Irish subsidiary of CLFC. This transfer requires the approval of the High Court of Ireland, which CLFC expects to occur during the first half of 2003. In the interim, the business will be reassured into the Irish subsidiary of CLFC and the Germany and Ireland based SALI business staff will transfer to CLFC.

      To the knowledge of the Offeror as of the date of this Offer and Circular there have been no material changes in the affairs of CLFC since September 30, 2002 other than as described in the material change report of CLFC dated December 9, 2002 announcing CLFC’s response to MFC’s announcement of its intention to make the Offer and the material change report of CLFC dated December 9, 2002 announcing financial guidance for investors for 2003.

Share Capital

      CLFC has authorized share capital consisting of an unlimited number of CLFC Common Shares and an unlimited number of CLFC Preferred Shares. Based on publicly available information, the Offeror believes that as of September 30, 2002, there were approximately 163.4 million CLFC Common Shares outstanding on a fully-diluted basis, disregarding CLFC Common Shares issuable on the exercise of SRP Rights, and approximately 6.0 million CLFC Preferred Shares Series B outstanding on a fully-diluted basis.

      Shareholders are entitled to one vote in respect of each CLFC Common Share at all meetings of Shareholders and to receive dividends if, as and when declared by the Board of Directors of CLFC, subject to the attributes of the CLFC Preferred Shares. In the event of the liquidation, dissolution or winding up of CLFC, the holders of CLFC Common Shares are entitled to participate rateably in any distribution of the assets of CLFC after payment of all CLFC’s debts and liabilities and of all sums to which holders of any CLFC Preferred Share may be entitled. There are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attaching to the CLFC Common Shares.

OWNERSHIP OF SECURITIES OF CLFC

      As of the date hereof, the Offeror and its affiliates beneficially own, directly or indirectly, or exercise control or direction over securities of CLFC as follows:

Number(1)	Designation	Percentage Ownership

(in millions)
14.7	Common Shares	9.1%

(1)	As an institutional investor that conducts business or investment activities through business units and investment funds, Manulife Financial is permitted under Canadian securities laws, for the purpose of determining the ownership or control of securities of CLFC, to treat certain securities owned or controlled by separate business units of Manulife Financial and certain securities owned or controlled by investment funds over which Manulife Financial exercises or shares control (collectively, “Separate Securities”), as separate from the securities owned or controlled by Manulife Financial in connection with the Offer. The number of shares shown in the table above constitutes the CLFC Common Shares owned by Manulife Financial as general fund assets. Such number does not include CLFC Common Shares which are held in segregated accounts of Manulife Financial or in mutual funds or other third party accounts over which Manulife Financial exercises control or direction (the “Off Balance Sheet Shares”). The Off Balance Sheet Shares are Separate Securities and constitute, in the aggregate, less than 0.1% of the outstanding CLFC Common Shares.

     The following table sets out the approximate number of securities of CLFC that each director and senior officer of the Offeror has advised are beneficially owned, directly or indirectly, or subject to control or direction by that person at the date of this Circular:

% of Total
			% of Total	Preferred	Outstanding
		Common	Outstanding	Shares	Preferred
		Shares	Common	Series B	Shares
Name	Office	Held	Shares	Held	Series B

Arthur R. Sawchuk	Chairman of the Board, Director	—	—	—	—
Dominic D’Alessandro	President and Chief Executive Officer, Director	—	—	—	—
Kevin E. Benson	Director	—	—	—	—
John M. Cassaday	Director	6,901	0.004%	—	—
Lino J. Celeste	Director	—	—	—	—
Gail C.A. Cook-Bennett	Director	—	—	—	—
Robert E. Dineen, Jr.	Director	—	—	—	—
Pierre Y. Ducros	Director	5,000	0.003%	—	—
Allister P. Graham	Director	—	—	—	—
Thomas E. Kierans	Director	—	—	—	—
Lorna R. Marsden	Director	—	—	—	—
Hugh W. Sloan, Jr.	Director	—	—	—	—
Gordon G. Thiessen	Director	—	—	—	—
Michael H. Wilson	Director	3,078	0.002%	—	—
Victor S. Apps	Executive Vice President and General Manager, Asia	—	—	—	—
John D. Des Prez, III	Executive Vice President, U.S. Operations	—	—	—	—
H. Bruce Gordon	Executive Vice President, Canadian Operations	—	—	—	—
Donald A. Guloien	Executive Vice President and Chief Investment Officer	—	—	—	—
Geoff I. Guy	Executive Vice President and Chief Actuary	—	—	—	—
John C. Mather	Executive Vice President and Chief Administrative Officer	—	—	—	—
Trevor J. Matthews	Executive Vice President, Japan and President and Chief Executive Officer, Manulife Life Insurance Company	—	—	—	—
Peter H. Rubenovitch	Executive Vice President and Chief Financial Officer	—	—	—	—

TOTAL		14,979	0.01%	—	—

      Each of the above directors and senior officers who beneficially owns, directly or indirectly, or exercises control or direction over CLFC Common Shares has advised the Offeror that he or she intends to tender his or her CLFC Common Shares to the Offer.

      Apart from the foregoing, to the knowledge of the directors and senior officers of the Offeror after reasonable inquiry, no securities of CLFC are owned, directed or controlled by (a) any associate or affiliate of the Offeror, (b) any director or senior officer of the Offeror or any associate of them, (c) any person or company who holds more than 10% of any class of equity securities of the Offeror, or (d) any person or company acting jointly or in concert with the Offeror. Reference is made to section 9 of the Offer, “Market Purchases”, with respect to the purchase of CLFC Common Shares in the market by the Offeror.

TRADING IN SECURITIES OF CLFC

      No securities of CLFC have been traded during the six-month period preceding the date of the Offer by the Offeror, by directors or senior officers of the Offeror or, to the knowledge of the directors and senior officers of the Offeror after reasonable inquiry, by (a) any associate of any director or senior officer of the Offeror, (b) any person or company who holds more than 10% of any class of equity securities of the Offeror, or (c) any person or company acting jointly or in concert with the Offeror, except the following trades in CLFC Common Shares by Manulife Financial:

Trade Date(1)	Nature of Trade	Number of Shares	Price Per Share

June 24, 2002	Purchase	2,003	$36.68
June 26, 2002	Purchase	1,470	36.56
June 27, 2002	Purchase	2,188	36.78
July 2, 2002	Purchase	933	36.45
July 18, 2002	Purchase	29,900	33.44
July 19, 2002	Purchase	16,800	33.44
July 22, 2002	Purchase	65,100	33.44
July 22, 2002	Purchase	400,000	33.50
July 23, 2002	Purchase	165,200	33.50
July 23, 2002	Purchase	400,000	33.31
August 2, 2002	Purchase	600	33.75
August 7, 2002	Purchase	39,700	33.83
August 8, 2002	Purchase	5,100	33.68
August 14, 2002	Purchase	138,100	34.00
August 15, 2002	Purchase	156,900	33.95
August 16, 2002	Purchase	43,100	34.00
August 21, 2002	Purchase	89,800	34.00
August 22, 2002	Purchase	58,200	33.79
August 23, 2002	Purchase	51,800	33.87
August 27, 2002	Purchase	200,000	33.50
August 28, 2002	Purchase	100,000	33.09
August 29, 2002	Purchase	147,200	32.55
August 30, 2002	Purchase	200	32.26
August 30, 2002	Purchase	4,100	32.32
August 30, 2002	Purchase	3,000	32.33
August 30, 2002	Purchase	26,000	32.30
September 3, 2002	Purchase	100,000	31.87
September 9, 2002	Purchase	250,000	31.25
September 20, 2002	Purchase	136,900	30.95
September 20, 2002	Purchase	1,145	31.24
November 26, 2002	Sale	10,600	30.88

(1)	The transactions shown in the table above constitute transactions in CLFC Common Shares owned by Manulife Financial as general fund assets, but do not include transactions in Off Balance Sheet Shares. See footnote 1 to the table under “Ownership of Securities of CLFC” in the Circular.

COMMITMENTS TO ACQUIRE SECURITIES OF CLFC

      No commitments to acquire any CLFC Common Shares have been made by the Offeror, by directors and senior officers of the Offeror or, to the knowledge of the directors and senior officers of the Offeror after reasonable inquiry, by (a) any associate of any director or senior officer of the Offeror, (b) any person or company who holds more than 10% of any class of equity securities of the Offeror, or (c) any person or company acting jointly or in concert with the Offeror.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

      There are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of CLFC and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or to such directors or senior officers remaining in or retiring from office. There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any security holder of CLFC with respect to the Offer or between the Offeror and any person or company with respect to any securities of CLFC in relation to the Offer.

INFORMATION CONCERNING THE SECURITIES OF CLFC

Effect of the Offer on Market and Listings

      The purchase of CLFC Common Shares by the Offeror pursuant to the Offer will reduce the number of CLFC Common Shares that might otherwise trade publicly and may reduce the number of holders of CLFC Common Shares and, depending on the number of CLFC Common Shares purchased, could adversely affect the liquidity and market value of the remaining CLFC Common Shares held by the public.

      The rules and regulations of the TSX and the NYSE establish certain criteria which, if not met, could lead to the delisting of the CLFC Common Shares from the TSX and the NYSE. Among such criteria are the number of Shareholders, the number of CLFC Common Shares publicly held and the aggregate market value of the CLFC Common Shares publicly held. Depending upon the number of CLFC Common Shares purchased pursuant to the Offer, it is possible the CLFC Common Shares would fail to meet the criteria for continued listing on the TSX and the NYSE. If this were to happen, the CLFC Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the CLFC Common Shares.

      If the Offeror acquires the CLFC Common Shares not deposited under the Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction, it is the intention of the Offeror to apply to delist the CLFC Common Shares from the TSX and the NYSE as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction, if required. See “Acquisition of CLFC Common Shares not Deposited” in this Circular.

Price Range and Trading Volume of CLFC Common Shares

      The CLFC Common Shares trade on the TSX and the NYSE.

      The combined volume of trading and price ranges of the CLFC Common Shares on the TSX and the NYSE are set forth in the following table for the periods indicated.

	TSX			NYSE

	Price Per Share			Price Per Share

	High	Low	Volume	High		Low		Volume

2002
December (1-19)	$42.00	$31.02	29,001,916	US$	26.90	US$	19.80	700,500
November	31.90	28.50	8,327,729		20.34		18.10	535,700
October	33.58	29.74	6,338,098		21.19		18.72	668,100
September	32.91	30.56	5,607,533		20.80		19.34	323,900
August	35.34	32.25	6,125,051		22.42		20.66	378,200
July	37.40	32.16	7,511,672		24.57		20.44	450,800
June	40.30	35.82	5,190,097		26.40		23.77	330,000
May	39.80	37.40	5,055,818		25.93		23.95	219,800
April	40.89	36.54	4,004,424		25.67		23.30	250,300
March	42.25	37.50	9,228,708		26.64		23.73	345,600
February	43.14	38.15	6,222,412		26.97		23.90	178,500
January	44.64	41.25	5,930,780		27.83		25.72	189,700

2001
December	47.00	43.50	9,030,451		29.98		27.05	199,600

      The Offeror announced its intention to make the Offer on December 9, 2002. The closing price of the CLFC Common Shares on December 6, 2002, the last day on which the CLFC Common Shares traded prior to the announcement, was $31.45 on the TSX and US$20.12 on the NYSE.

Previous Distributions

      The Offeror understands that the following distributions of CLFC Common Shares were effected since CLFC’s initial public offering in November, 1999 (other than any distributions of CLFC Common Shares pursuant to the Stock Option Plan, the Directors Share Purchase Plan, the Employee Stock Purchase Plan or warrants or conversion rights):

		Number of	Distribution	Aggregate
Year	Description	Common Shares	Price	Proceeds

		(in millions)		(in millions)
1999	At demutualization in an initial public offering	14.2	$17.50	$249
1999	At demutualization to eligible policyholders	142.3	—	—
1999	To underwriters under an overallotment option	3.9	17.50	68

Dividend Record of CLFC

      The Offeror understands that CLFC’s current dividend policy is to pay a quarterly cash dividend of $0.15 per share on the CLFC Common Shares.

      The following is a summary of CLFC’s dividend record since becoming a public company. CLFC declared quarterly dividends on CLFC Common Shares in the amount of $0.12 per CLFC Common Share on May 3, 2000, August 9, 2000 and November 8, 2000. On February 7, 2001 CLFC announced an increase of its quarterly dividend to $0.13 per CLFC Common Share and dividends at that rate have been declared on February 7, 2001, May 2, 2001, August 8, 2001 and November 7, 2001. On February 6, 2002, CLFC announced an increase of its quarterly dividend to $0.15 per CLFC Common Share and dividends at that rate have been declared on February 6, 2002, June 8, 2002 and September 30, 2002.

      CLFC is prohibited under the ICA from paying or declaring a dividend if there are reasonable grounds for believing CLFC is, or the payment would cause CLFC to be, in contravention of any regulation made under the ICA representing the maintenance by life insurance companies of adequate and appropriate forms of liquidity, or any direction to CLFC made by the Superintendent pursuant to subsection 515(3) of the ICA regarding its capital or liquidity. As of the date hereof, the Offeror understands that this limitation would not restrict a payment of quarterly dividends on the CLFC Preferred Shares or CLFC Common Shares and, to the knowledge of the Offeror, no such direction to CLFC has been made. In addition, CLFC must provide at least 10 days’ prior notice to the Superintendent before paying any dividends and, in certain limited circumstances, obtain the prior approval of the Superintendent prior to the declaration or payment of a dividend.

      The consideration payable under the Offer and a Shareholder’s right to retain dividends declared on CLFC Common Shares after the date of the Offer is limited by the terms of the Offer. See section 11 of the Offer, “Reorganization, Dividends and Distributions”.

Documents Incorporated by Reference Regarding CLFC

      Information regarding CLFC has been incorporated by reference in this Offer and Circular from documents filed by CLFC with securities or similar authorities in Canada. MFC understands that copies of the documents incorporated herein by reference regarding CLFC may be obtained on request without charge from Roy Linden, Secretary of Canada Life Financial Corporation, 330 University Avenue, Toronto, Ontario, M5G 1R8 (telephone: (416) 597-1440).

      Although the Offeror has no knowledge that would indicate that any statements contained in such documents filed by CLFC are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information contained in such documents, or for any failure by CLFC to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

      The following documents of CLFC filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

(a)	CLFC’s audited comparative financial statements for the year ended December 31, 2001, together with the auditors’ report thereon as set out on pages 58 to 91 of CLFC’s 2001 Annual Report for the year ended December 31, 2001; and

(b)	CLFC’s unaudited comparative interim consolidated financial statements for the nine months and three months ended September 30, 2002, as set out on pages 9 to 19 of CLFC’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002.

MATERIAL CHANGES AND OTHER INFORMATION CONCERNING CLFC

      The Offeror has no information which indicates any material change in the affairs of CLFC since the date of the last published interim financial statements of CLFC other than as described in “CLFC — Recent Developments” in this Circular. The Offeror has no knowledge of any other matter concerning CLFC that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

      The Offeror’s plans or proposals to seek to effect certain material changes in the affairs of CLFC are set out in “Purpose of the Offer, Benefits of the Offer and Review of CLFC’s Operations” and “Acquisition of CLFC Common Shares Not Deposited” in this Circular.

SHAREHOLDER RIGHTS PLAN

      The following description of the Shareholder Rights Plan is based upon the summary of that plan that appears in the proxy circular of CLFC dated February 24, 2000.

      Pursuant to the Shareholder Rights Plan, one SRP Right has been issued in respect of each outstanding CLFC Common Share and has been authorized for issuance in respect of each CLFC Common Share subsequently issued. The SRP Rights are attached to the CLFC Common Shares and are not exercisable until the “Separation Time”, which is defined under the Shareholder Rights Plan to mean the close of business on the tenth business day after the earliest of (a) the date of the first public announcement that a person has become an Acquiring Person (as described below); (b) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid other than a “Permitted Bid” (as defined in the Shareholder Rights Plan) or a “Competing Permitted Bid” (as defined in the Shareholder Rights Plan); and (c) the date that a Permitted Bid or Competing Permitted Bid ceases to be such, or such later time as may be determined by the CLFC Board of Directors.

      From and after the Separation Time, each SRP Right entitles the holder to purchase one CLFC Common Share at a price (the “Exercise Price”) of $100.00 (subject to adjustment in certain circumstances). Pursuant to the Shareholder Rights Plan, if a person (an “Acquiring Person”) becomes the “Beneficial Owner” (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding CLFC Common Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid or Competing Permitted Bid) (a “Flip-in Event”), then after the close of business on the tenth business day after the occurrence of the Flip-in Event each SRP Right constitutes the right to purchase from CLFC upon exercise thereof that number of CLFC Common Shares having a value (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in-Event) equal to twice the Exercise Price for a cash amount equal to the Exercise Price (thereby effectively acquiring the right to purchase CLFC Common Shares at a 50% discount). However, SRP Rights held by an Acquiring Person or certain parties related to an Acquiring Person or acting jointly or in concert with an Acquiring Person, would become null and void upon the occurrence of a Flip-in Event. The result would be to significantly dilute the shareholding of any acquiror which acquired 20% or more of the outstanding CLFC Common Shares other than by way of a Permitted Bid or other than in circumstances where the SRP Rights are redeemed or the CLFC Board of Directors waives the application of the Shareholder Rights Plan.

      Under the Shareholder Rights Plan, the CLFC Board of Directors has certain discretion to waive the application of the plan to a take-over bid. The CLFC Board of Directors also has the right, with the prior consent of the holders of CLFC Common Shares (or the holders of SRP Rights if the Separation Time has occurred), at any time prior to the occurrence of a Flip-in Event, to redeem all of the SRP Rights at a redemption price of $0.0001 per SRP Right, subject to certain adjustments.

      The Offer is being made on the condition, among others, that the Board of Directors of CLFC shall have redeemed the SRP Rights or waived the application to the Offer of the Shareholder Rights Plan or that conditions exist such that the Offeror is otherwise satisfied that the Shareholder Rights Plan does not affect the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction. The Offeror has structured the Offer to meet the requirements of the definition of a “Permitted Bid” in the Shareholder Rights Plan. See paragraph (c) of section 4 of the Offer, “Conditions of the Offer”. If the Board of Directors of CLFC does not confirm that the Offer is a Permitted Bid or if the CLFC Board of Directors does not waive the application of the Shareholder Rights Plan to the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror may take legal action possibly including application to relevant securities regulatory authorities to obtain orders to cease trade the exercise of the SRP Rights.

ACQUISITION OF CLFC COMMON SHARES NOT DEPOSITED

Compulsory Acquisition

      If, within 120 days after the date hereof, the Offer has been accepted by holders of not less than 90% of the issued and outstanding CLFC Common Shares, other than CLFC Common Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the ICA), and the Offeror acquires such deposited CLFC Common Shares, the Offeror currently intends to acquire the remainder of the CLFC Common Shares on the same terms as the CLFC Common Shares were acquired under the Offer, pursuant to the provisions of sections 307 to 316 of the ICA (a “Compulsory Acquisition”). Therefore, on any Compulsory Acquisition a Shareholder will be given the opportunity to elect among the Cash Alternative or the Share Alternative as provided under the Offer, subject to proration as described in section 1 of the Offer, “The Offer”. In determining whether or not 90% of the outstanding CLFC Common Shares have been acquired under the Offer, any CLFC Common Shares acquired by the Offeror during the course of the Offer are included in the number of outstanding CLFC Common Shares but excluded from the number of CLFC Common Shares acquired under the Offer.

      To exercise such statutory right, the Offeror must give notice by registered mail (a “Compulsory Acquisition Notice”) to each holder of CLFC Common Shares who did not accept the Offer (and to each person who subsequently acquires any such CLFC Common Shares) (in each case a “Dissenting Offeree”) and to the Superintendent of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of giving a Compulsory Acquisition Notice, the Offeror must pay or transfer to CLFC the consideration offered under the Offer for the CLFC Common Shares not acquired under the Offer, to be held in trust for the Dissenting Offerees. In accordance with section 310 of the ICA, within 20 days after receipt of a Compulsory Acquisition Notice, each Dissenting Offeree must send the certificate(s) representing the CLFC Common Shares held by such Dissenting Offeree to CLFC, and may elect either to transfer such CLFC Common Shares to the Offeror on the terms of the Offer on which the Offeror acquired CLFC Common Shares from the Shareholders who accepted the Offer or to demand payment of the fair value of such CLFC Common Shares held by such holder by so notifying the Offeror. If a Dissenting Offeree has elected to demand payment of the fair value of such CLFC Common Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such CLFC Common Shares of the Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after they made the payment or transferred the consideration to CLFC referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such CLFC Common Shares to the Offeror on the terms of the Offer on which the Offeror acquired CLFC Common Shares under the Offer from those Shareholders who failed to make an election or whose election was improperly completed. Any judicial determination of the fair value of the CLFC Common Shares could be greater than, equal to or less than the value of the consideration paid per CLFC Common Share pursuant to the Offer.

      The foregoing is a summary only. See sections 307 to 316 of the ICA for the full text of the relevant statutory provisions. Sections 307 to 316 of the ICA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about these provisions of the ICA should consult their legal advisors.

Judicial Developments

      In a decision of the Superior Court of Ontario (General Division) (the “Court”) in Shoom v. Great-West Lifeco Inc. (1998), 40 O.R. (3d) 672, aff’d (1998), 42 O.R. (3d) 732 (C.A.) (the “Shoom case”), the Court considered the rights of a shareholder who did not deposit his shares under a take-over bid in which shareholders were offered a choice of consideration consisting of cash or securities, subject to proration in the event that shareholders in the aggregate elected more than the maximum numbers of securities offered. The proration provisions used under the take-over bid resulted in all the securities available for issuance under the bid being issued to shareholders on the first take-up date under the bid with no securities remaining available for issuance to dissenting shareholders under a statutory compulsory acquisition procedure. The Court held that a dissenting shareholder was entitled to receive no less favourable treatment than any other shareholder and, accordingly, that the dissenting shareholder was entitled to choose among the options available to those shareholders who had deposited their shares under the bid, notwithstanding that the maximum number of securities issuable under the bid had already been issued by the Offeror to shareholders who tendered under the bid. The Offeror believes that the proration provisions of the Offer (which differ from those considered in the Shoom case) would apply in a manner consistent with the principles adopted by the Court in the Shoom case.

Subsequent Acquisition Transaction

      If the Offeror takes up and pays for CLFC Common Shares validly deposited under the Offer and a Compulsory Acquisition is not available or if the Offeror elects not to pursue a Compulsory Acquisition, the Offeror may, within 120 days of the Expiry Time, seek to cause a meeting of Shareholders to be called to consider an amalgamation, capital reorganization or other transaction involving CLFC and the Offeror and/or one or more affiliates of the Offeror or CLFC for the purpose of acquiring all CLFC Common Shares not acquired by the Offeror pursuant to the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of CLFC Common Shares acquired pursuant to the Offer.

      In particular, the Offeror may propose an amalgamation of a direct or indirect wholly-owned subsidiary of MFC and CLFC pursuant to which Shareholders who do not tender their CLFC Common Shares to the Offer would have their CLFC Common Shares exchanged on the amalgamation for redeemable preferred shares of the amalgamated corporation (“Preferred Shares”). These Preferred Shares would be forthwith redeemed for, at the election of the holder, the Cash Alternative or the Share Alternative as provided under the Offer, subject to proration as described in section 1 of the Offer, “The Offer”. There can be no assurance that any such transaction will be proposed or, if proposed, effected. If the Minimum Condition is satisfied, the Offeror will have acquired sufficient CLFC Common Shares to approve and implement a Subsequent Acquisition Transaction and thereby acquire all of the remaining CLFC Common Shares.

      Rule 61-501, Policy Q-27 and certain applicable provincial securities legislation and regulations (collectively, the “Regulations”) may deem certain types of Subsequent Acquisition Transactions to be “going private transactions” if such Subsequent Acquisition Transactions would result in the interest of the holder of CLFC Common Shares (the “affected securities”) being terminated without the consent of the holder. Rule 61-501, Policy Q-27 and the Regulations provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. In connection with any Subsequent Acquisition Transaction, the Offeror intends to rely on any exemption available or to seek waivers pursuant to Rule 61-501, Policy Q-27 and the Regulations exempting CLFC and the Offeror or one or more of their affiliates, as appropriate, from the valuation requirements of Rule 61-501, Policy Q-27 and the Regulations applicable to any Subsequent Acquisition Transaction.

      Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the ICA may require the approval of at least 66 2/3% of the votes cast by holders of the outstanding CLFC Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction and certain other approvals under the ICA. Rule 61-501 and Policy Q-27 would also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by “minority” shareholders of the affected securities must be obtained.

      In relation to the Offer and any going private transaction, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than the Offeror or any related party of the Offeror, including affiliates of the Offeror, directors or senior officers of the Offeror and of affiliates of the Offeror or any person or company acting jointly or in concert with the Offeror or any of its respective directors or senior officers in connection with the Offer or any subsequent going private transaction. Rule 61-501 and Policy Q-27 also provide that the Offeror may treat CLFC Common Shares acquired pursuant to the Offer as “minority” shares and may vote them, or consider them voted, in favour of such going private transaction if, among other things, the consideration per security in the going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be identical to the consideration offered under the Offer and the Offeror intends to cause CLFC Common Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.

      In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the CLFC Common Shares at the time the going private transaction is initiated, the requirement for minority approval would not apply to the going private transaction if an enforceable appraisal right or a substantially equivalent right is made available to the minority shareholders.

      Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

      Shareholders should also see “Canadian Federal Income Tax Considerations”, “United States Federal Income Tax Considerations”, “United Kingdom Tax Considerations” and “Irish Tax Considerations” in this Circular for a discussion of the tax considerations to Shareholders in the event of a Subsequent Acquisition Transaction.

Other Alternatives

      If the Offeror proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Subsequent Acquisition Transaction, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional CLFC Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional CLFC Common Shares. Any additional purchase of CLFC Common Shares could be at a price greater than, equal to or less than the value of the consideration to be paid for the CLFC Common Shares under the Offer and could be for cash and/or MFC Common Shares or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all CLFC Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by the Offeror, which may vary from the value of the consideration paid for CLFC Common Shares under the Offer.

Judicial Developments

      Certain judicial decisions may be considered relevant to any going private transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of Rule 61-501 and Policy Q-27 (or similar policies of Canadian securities regulators), granted preliminary injunctions to prohibit transactions involving certain going private transactions. The current trend in both legislation and Canadian jurisprudence is toward permitting going private transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Torys LLP, counsel to MFC, the following summary fairly presents the principal consequences under the Tax Act generally applicable to Shareholders who dispose of their CLFC Common Shares pursuant to the Offer or pursuant to certain transactions described in “Acquisition of CLFC Common Shares not Deposited” in this Circular. This summary is based upon the current provisions of the Tax Act, the regulations thereunder and counsel’s understanding of the current administrative practices of the CCRA. This summary is also based on the assumption that if the SRP Rights are acquired by the Offeror, there is no value to the SRP Rights, and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

      This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced by the Minister of Finance prior to the date hereof (the “Tax Proposals”), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CCRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

      The Tax Act contains certain provisions relating to securities held by certain financial institutions (the “mark-to-market rules”). This summary does not take into account the mark-to-market rules and Shareholders that are financial institutions for the purpose of those rules should consult their own tax advisors.

      The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

Residents of Canada

      The following summary is applicable to Shareholders who are resident in Canada, who hold their CLFC Common Shares as capital property and who deal at arm’s length with MFC and CLFC. CLFC Common Shares will generally constitute capital property to a holder thereof unless the holder holds such CLFC Common Shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or has acquired such CLFC Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. Shareholders who do not hold their CLFC Common Shares as capital property should consult their own tax advisors regarding their particular circumstances, as the following summary does not apply to such Shareholders.

          Sale of CLFC Common Shares under the Offer

          Exchange of CLFC Common Shares for Cash Only

      A Shareholder whose CLFC Common Shares are taken up and paid for under the Offer who receives cash only will realize a capital gain (or capital loss) to the extent that the proceeds received for such CLFC Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such CLFC Common Shares. The general tax treatment of capital gains and losses is discussed below under the heading “Taxation of Capital Gains and Losses”.

          Exchange of CLFC Common Shares for Cash and MFC Common Shares

          NO TAX-DEFERRED ROLLOVER UNDER THE TAX ACT

      Subject to the availability of the joint election referred to below, a Shareholder who exchanges CLFC Common Shares for cash and MFC Common Shares will be considered to have disposed of such CLFC Common Shares for proceeds of disposition equal to the sum of (i) any cash received by such Shareholder, including any cash received in lieu of a fractional share, and (ii) the fair market value as at the time of acquisition of any MFC Common Shares acquired by such Shareholder on the exchange. As a result, the Shareholder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Shareholder of the CLFC Common Shares. The cost to a holder of any MFC Common Shares acquired on the exchange will be equal to the fair market value of those shares as at the time of acquisition, such cost of MFC Common Shares to be averaged with the adjusted cost base to that holder of any other MFC Common Shares held by the holder at the time as capital property. The general tax treatment of capital gains and losses is discussed below under the heading “Taxation of Capital Gains and Losses”.

          TAX-DEFERRED ROLLOVER UNDER THE TAX ACT

      An Eligible Holder who receives MFC Common Shares may make a joint election with MFC pursuant to section 85 of the Tax Act and thereby obtain a full or partial tax-deferred “rollover” for Canadian income tax purposes, depending on the “Elected Amount” (as defined below) and the adjusted cost base to the holder of the CLFC Common Shares at the time of the exchange. So long as, at the time of the exchange, the adjusted cost base to an Eligible Holder of the holder’s CLFC Common Shares equals or exceeds the amount of any cash received on the exchange by such holder, the Eligible Holder may select an “Elected Amount” so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The “Elected Amount” means the amount selected by an Eligible Holder, subject to the limitations described below, in the election made pursuant to section 85 of the Tax Act to be treated as the proceeds of disposition of the CLFC Common Shares.

      In general, the Elected Amount must comply with the following rules:

(a)	the Elected Amount may not be less than the amount of cash received by the Eligible Holder on the exchange;

(b)	the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the CLFC Common Shares exchanged, determined immediately before the time of the exchange, and the fair market value of the CLFC Common Shares at the time; and

(c)	the Elected Amount may not exceed the fair market value of the CLFC Common Shares at the time of the exchange.

      Where an Eligible Holder and MFC make an election, the tax treatment to the Eligible Holder generally will be as follows:

(a)	the CLFC Common Shares will be deemed to have been disposed of by the Eligible Holder for proceeds of disposition equal to the Elected Amount;

(b)	if such proceeds of disposition of the CLFC Common Shares are equal to the aggregate of the adjusted cost base to the Eligible Holder of the CLFC Common Shares, determined immediately before the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

(c)	to the extent that such proceeds of disposition of the CLFC Common Shares exceed (or are less than) the aggregate of the adjusted cost base thereof to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss); and

(d)	the aggregate cost to the Eligible Holder of the MFC Common Shares acquired on the exchange will be equal to the amount, if any, by which the Elected Amount exceeds the amount of cash received by the Eligible Holder.

      A tax instruction letter providing instructions on how to complete the section 85 election forms, and the relevant election forms, may be obtained from the Depositary by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal in accordance with the procedures set out in section 3 of the Offer, “How to Tender CLFC Common Shares to the Offer”. An Eligible Holder interested in making an election, including an Eligible Holder who elects the Cash Alternative but who would want to make the election if he or she receives MFC Common Shares as a result of the proration provisions of the Offer, should indicate that intention in the Letter of Transmittal in the space provided therein and a tax instruction letter, together with the relevant tax election forms, will be sent to the Eligible Holder at or about the time that the Eligible Holder is sent the Offer consideration to which he or she is entitled. Eligible Holders should note that, because of the proration provisions of the Offer, an Eligible Holder who elects the Share Alternative may receive more cash than $0.01 per CLFC Common Share. Depending on the particular circumstances, the receipt of this cash could give rise to a capital gain.

      In order to make an election, an Eligible Holder must ensure that two signed copies of the necessary election forms are returned in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time duly completed with the details of the number of CLFC Common Shares transferred, the consideration received and the applicable Elected Amounts for the purposes of such elections. Subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), one copy of the form will be returned to the particular holder, signed by MFC, for filing by the holder with the CCRA (or the applicable provincial tax authority).

      MFC will make an election under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). MFC will not be responsible for the proper completion or filing of any election and the Eligible Holder will be solely responsible for the payment of any late filing penalty. MFC agrees only to execute any properly completed election and to forward such election by mail (within 90 days after the receipt thereof) to the Eligible Holder. With the exception of execution of the election by MFC, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither MFC nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

      In order for the CCRA (and where applicable the Ministère du Revenue du Québec) to accept a tax election without a late filing penalty being paid by an Eligible Holder, the election must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either MFC or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. MFC’s 2003 taxation year is scheduled to end December 31, 2003. Eligible Holders are urged to consult their own advisers as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadline, the tax election forms of an Eligible Holder must be received in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Expiry Time. Because MFC has agreed to execute and return the election to the Eligible Holder within 90 days of its receipt in accordance with the procedures set out in the tax instruction letter, to avoid late filing penalties certain Eligible Holders may be required to forward their tax election forms to MFC before that date.

      Any Eligible Holder who does not ensure that a duly completed election has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time will not be able to benefit from the rollover provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into an election with MFC should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R2 issued by the CCRA for further information respecting the election. Eligible Holders wishing to make the election should consult their own tax advisers. A holder who does not make a valid election under section 85 of the Tax Act may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

          Taxation of Capital Gains and Losses

      A Shareholder who, as described above, realizes a capital gain or a capital loss on the disposition of CLFC Common Shares will generally be required to include in income one half of any such capital gain (“taxable capital gain”) and may apply one half of any such capital loss (“allowable capital loss”) against taxable capital gains in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year in accordance with the detailed rules of the Tax Act.

      If the Shareholder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such shares may be reduced by the amount of certain dividends previously received in accordance with detailed provisions of the Tax Act in that regard. Shareholders should consult their tax advisors for specific information regarding the application of these provisions.

      A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

      The realization of a capital gain or loss by an individual (including most trusts) may affect the individual’s liability for alternative minimum tax under the Tax Act.

          Compulsory Acquisition

      As described in “Acquisition of CLFC Common Shares Not Deposited — Compulsory Acquisition” in this Circular, the Offeror may, in certain circumstances, acquire CLFC Common Shares pursuant to sections 307 to 316 of the ICA. The tax consequences to a Shareholder of a disposition of CLFC Common Shares in such circumstances generally will be as described above depending upon the consideration received by the Shareholder for the Shareholder’s CLFC Common Shares but Shareholders whose CLFC Common Shares may be so acquired should consult their own tax advisors in this regard.

          Subsequent Acquisition Transaction

      If the compulsory acquisition provisions of sections 307 to 316 of the ICA are not utilized, other means of acquiring the remaining issued and outstanding CLFC Common Shares may be proposed. In particular, as described in

“Acquisition of CLFC Common Shares Not Deposited — Subsequent Acquisition Transaction” in this Circular, the Offeror may propose an amalgamation of a wholly-owned direct or indirect subsidiary of MFC and CLFC pursuant to which Shareholders who do not tender their CLFC Common Shares under the Offer would have their CLFC Common Shares exchanged on the amalgamation for Preferred Shares, such Preferred Shares to be forthwith redeemed, at the option of the holder, for cash or for MFC Common Shares and cash subject to the proration provisions of the Offer. A Shareholder would realize no capital gain or capital loss as a result of such exchange, and the cost of the Preferred Shares received would be equal to the aggregate adjusted cost base of the CLFC Common Shares to the Shareholder immediately before the amalgamation. Upon the redemption of Preferred Shares, the holder thereof would be deemed to have received a taxable dividend equal to the amount by which the redemption price of the Preferred Shares exceeds their paid-up capital. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for the purpose of computing any capital gain or capital loss arising on the disposition of such shares. In the case of a holder of such shares who is an individual, any such dividend would be included in computing the Shareholder’s income and would be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations. In the case of a corporate holder of such shares, the amount of any such dividend in certain circumstances would be treated as proceeds of disposition and not as a dividend. Where it is treated as a dividend, it would be included in computing the corporation’s income and would generally be deductible in computing the corporation’s taxable income. A private corporation and certain other corporations controlled for the benefit of an individual or a related group of individuals would be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act in respect of such dividend.

      As an alternative to the amalgamation discussed above, MFC may propose a different form of amalgamation, arrangement, consolidation, reclassification or other transaction. The tax consequences of any such transaction will depend upon the exact manner in which the transaction is carried out, and may differ from those arising on the sale of CLFC Common Shares under the Offer. No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.

Non-Residents of Canada

      The following summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, deals at arm’s length with MFC and CLFC, holds CLFC Common Shares as capital property and does not use or hold, and is not deemed to use or hold, CLFC Common Shares in connection with carrying on business in Canada and, where the Shareholder acquires MFC Common Shares under the Offer, will hold such MFC Common Shares as capital property and will not use or hold, and will not be deemed to use or hold, such MFC Common Shares in connection with carrying on a business in Canada. Special rules which are not discussed in this summary may apply to a non-resident Shareholder that is an insurer for whom CLFC Common Shares or MFC Common Shares are “designated insurance property” under the Tax Act. Non-resident Shareholders should consult their own tax advisors for advice with respect to any foreign tax consequences.

          Sale of CLFC Common Shares under the Offer

      A non-resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of CLFC Common Shares to the Offeror under the Offer, or by virtue of the Compulsory Acquisition of CLFC Common Shares pursuant to the provisions of sections 307 to 316 of the ICA, unless the CLFC Common Shares constitute “taxable Canadian property” to the non-resident Shareholder. Generally, CLFC Common Shares will not be “taxable Canadian property” to a non-resident Shareholder unless, at any time during the five year period immediately preceding the disposition, 25% or more of the issued shares of any class of CLFC were held by the non-resident Shareholder, persons with whom the non-resident Shareholder did not deal at arm’s length, or the non-resident Shareholder together with persons with whom he or she did not deal at arm’s length. For this purpose, a person will be considered to own any shares in respect of which such person has an interest or option or other right to acquire.

      If CLFC Common Shares constitute taxable Canadian property to a particular non-resident Shareholder, such non-resident Shareholder will realize a capital gain (or capital loss) on the sale thereof to the Offeror under the Offer, generally computed in the manner, and subject to the tax treatment, described above under “Residents of Canada”. Any such capital gain may be exempt from tax under the Tax Act under the terms of an income tax treaty between Canada and the country in which the non-resident Shareholder resides.

      In the event that the CLFC Common Shares constitute taxable Canadian property to a particular non-resident Shareholder and the gain to be realized upon a disposition of such CLFC Common Shares under the Offer is not exempt from Canadian tax by virtue of an applicable income tax treaty, then the non-resident Shareholder will be an Eligible Holder and may, if MFC Common Shares were received, make a joint tax election with MFC in order that the exchange occur on a full or partial tax-deferred basis as described above under “Residents of Canada — Sale of CLFC Common Shares under the Offer — Exchange of CLFC Common Shares for Cash and MFC Common Shares — Election under section 85 of the Tax Act”. If such election is made, the MFC Common Shares received as consideration for the CLFC Common Shares will be deemed to be taxable Canadian property to such non-resident Shareholder. Non-resident Shareholders who are Eligible Holders should consult their own tax advisors.

      In the event the Offeror effects an amalgamation involving CLFC as described above under “Acquisition of CLFC Common Shares not Deposited — Subsequent Acquisition Transaction” in this Circular, non-resident Shareholders who do not tender their CLFC Common Shares under the Offer will have their CLFC Common Shares exchanged on the amalgamation for Preferred Shares, such Preferred Shares to be forthwith redeemed, at the option of the holder, for cash or for MFC Common Shares and cash subject to the proration provisions of the Offer. No tax will be payable by a non-resident Shareholder as a result of the amalgamation. However, upon the redemption of a Preferred Share, the holder thereof will be deemed to have received a taxable dividend equal to the amount by which the redemption price of the Preferred Shares exceeds their paid-up capital and such dividend will be subject to non-resident withholding tax at a rate of 25% or such lower rate as may be provided for under the terms of an applicable income tax treaty.

          Ownership of MFC Common Shares

      Dividends paid or deemed to be paid on MFC Common Shares to a non-resident will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under the provisions of an applicable tax treaty. A non-resident holder of MFC Common Shares will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of MFC Common Shares unless those shares constitute “taxable Canadian property” of such holder.

      The Canadian federal income tax consequences set forth above are for general information only. Holders of CLFC Common Shares are urged to consult their own tax advisors to determine the particular tax effects to them of the Offer.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Debevoise & Plimpton, U.S. counsel to MFC, the following summary fairly presents the principal U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of CLFC Common Shares who dispose of their shares pursuant to the Offer or pursuant to certain transactions described in “Acquisition of CLFC Common Shares Not Deposited” in this Circular. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change or different interpretations, possibly with retroactive effect. This summary is limited to the U.S. federal income tax consequences applicable to U.S. Holders who hold such shares as “capital assets” within the meaning of the Code. This summary is for general information only and does not address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax laws (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, partnerships, other pass-through entities, persons who hold their shares as part of a straddle, hedge, conversion transaction or other integrated investment or persons whose functional currency is not the U.S. dollar). This summary does not address any U.S. state and local or non-U.S. tax consequences.

      The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. Accordingly, U.S. Holders are advised to consult their own U.S. tax advisors as to the particular tax considerations for them including the applicability of any U.S. state, local or non-U.S. tax laws, any changes in applicable laws, and any pending or proposed legislation or regulations.

          U.S. Holders

      As used in this summary, the term “U.S. Holder” means a beneficial owner of a CLFC Common Share or a MFC Common Share, as applicable, that is, for U.S. federal income tax purposes:

(a)	an individual who is a citizen or resident of the United States;

(b)	a corporation or partnership created or organized in or under the laws of the United States or of any State or political subdivision thereof or therein, including the District of Columbia (other than a partnership that is not treated as a U.S. person under applicable Treasury regulations);

(c)	an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

(d)	a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

          Sale of CLFC Common Shares under the Offer

      The sale of CLFC Common Shares under the Offer will not qualify as a tax-free reorganization for U.S. federal income tax purposes and will therefore constitute a taxable transaction to each U.S. Holder selling shares regardless of whether the consideration received is cash or a combination of MFC Common Shares and cash. Each U.S. Holder will recognize capital gain or loss in an amount equal to the difference, if any, between (a) the aggregate consideration received by such U.S. Holder pursuant to the Offer (i.e., any U.S. dollar equivalent of cash and the aggregate fair market value of any MFC Common Shares received by such U.S. Holder) and (b) such U.S. Holder’s adjusted tax basis in the CLFC Common Shares exchanged therefor. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the CLFC Common Shares for more than one year at the Take-Up Date on which the Shareholder’s CLFC Common Shares are purchased by the Offeror and otherwise will be short-term capital gain or loss. Corporations generally are taxed at the same rates on capital gains as on ordinary income (with a maximum tax rate of 35%). Long-term capital gains recognized by a non-corporate U.S. Holder are generally taxed at a maximum rate of 20%. The deductibility of capital losses is subject to significant limitations. Capital gains or losses recognized by a U.S. Holder as a result of the Offer generally will be treated as arising from U.S. sources.

          Compulsory Acquisition

      As described in “Acquisition of CLFC Common Shares Not Deposited — Compulsory Acquisition” in this Circular, the Offeror may, in certain circumstances, acquire CLFC Common Shares pursuant to sections 307 to 316 of the ICA. The tax consequences of the disposition of CLFC Common Shares in such circumstances will generally be as described above under “Sale of CLFC Common Shares under the Offer” and a U.S. Holder will generally recognize capital gain (or loss) to the extent the aggregate fair market value of the consideration received exceeds (or is less than) the holder’s basis in the CLFC Common Shares sold.

          Subsequent Acquisition Transaction

      If the compulsory acquisition provisions of sections 307 to 316 of the ICA are not utilized, other means of acquiring the remaining issued and outstanding CLFC Common Shares may be proposed. In particular, as described in “Acquisition of CLFC Common Shares Not Deposited — Subsequent Acquisition Transaction” in this Circular, the Offeror may propose an amalgamation of a wholly-owned direct or indirect subsidiary of MFC and CLFC pursuant to which Shareholders who did not tender their CLFC Common Shares under the Offer would have their CLFC Common Shares exchanged on the amalgamation for Preferred Shares, such Preferred Shares to be forthwith redeemed, at the option of the holder, for cash or a combination of MFC Common Shares and cash subject to the proration provisions of the Offer. The tax consequences of the exchange of CLFC Common Shares for Preferred Shares and the subsequent exchange of such shares for cash and/or MFC Common Shares and cash will generally be as described above under “Sale of CLFC Common Shares under the Offer” and a U.S. Holder will generally recognize capital gain (or loss) to the extent that the value of the cash and MFC Common Shares received exceeds (or is less than) the holder’s basis in the CLFC Common Shares sold.

      As an alternative to the amalgamation discussed above, MFC may propose a different form of amalgamation, arrangement, consolidation, reclassification or other transaction. The tax consequences of any such transaction will depend upon the exact manner in which the transaction is carried out, and may differ from those arising on the sale of CLFC Common Shares under the Offer.

          Ownership of MFC Common Shares

      A U.S. Holder’s initial tax basis in the MFC Common Shares will be equal to the fair market value of the shares on the date on which such shares are acquired, and a U.S. Holder’s holding period for the MFC Common Shares will begin on the day after the date on which such shares are acquired.

      U.S. Holders receiving distributions with respect to MFC Common Shares will be required to include the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions) in their gross income as foreign source dividend income to the extent that such distributions are paid out of MFC’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that distributions exceed current or accumulated earnings and profits of MFC, they will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the MFC Common Shares and, thereafter, as capital gain (which will generally be treated as income from sources within the United States for foreign tax credit purposes). Dividends paid on MFC Common Shares generally will not be eligible for the dividends received deduction provided to corporations.

      For U.S. federal income tax purposes, a U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of MFC Common Shares in the same manner as described above for U.S. Holders with respect to the Offer.

          Special Rules

      If MFC were, now or at some time in the future, treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, U.S. Holders could be subject to certain adverse U.S. tax consequences, including the possible characterization of gain as ordinary income and the imposition of an interest charge on distributions on, and gain from the sale of, MFC Common Shares. A non-U.S. corporation will be classified as a PFIC if either (a) 75% or more of its gross income for a taxable year is “passive income” or (b) the average percentage of the value of the assets that produce or are held for the production of “passive income” is at least 50% of the total value of its assets. The PFIC rules contain a specific exclusion from the “passive income” definition for income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business. MFC has advised its U.S. counsel that, based on the nature of MFC’s income, assets and activities, and the manner in which MFC intends to operate its business in foreseeable future years, MFC does not expect that it will be classified as a PFIC for any tax year. However, an actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year.

      In addition, certain adverse U.S. income and tax reporting rules may apply to U.S. holders who, directly or indirectly, own stock of a non-U.S. corporation that earns “related person insurance income” (“RPII”), if 25% or more of the non-U.S. corporation’s direct or indirect shareholders are U.S. persons. If applicable, these rules would require U.S. Holders to include in taxable income each year their pro rata share of any RPII for the year, regardless of whether such income is distributed, and also to file I.R.S. Form 5471, disclosing certain information regarding their direct or indirect ownership of the non-U.S. corporation. Under a statutory exception, these rules do not apply if less than 20 percent of the non-U.S. corporation’s insurance income is derived from the insurance (or reinsurance) of insureds who are also U.S. shareholders of the company (or related to such a shareholder). MFC believes that RPII will constitute an insignificant portion of the insurance income of it, and of each of its subsidiaries that is a non-U.S. corporation (and, in any event, will not equal or exceed the 20% threshold), in current and foreseeable future years, and, consequently, that the special RPII rules will not apply to U.S. Holders of MFC Common Shares. However, an actual determination regarding the application of these rules is factual in nature and cannot be made until the close of the applicable tax year.

          Receipt of Payments in Canadian Dollars

      Canadian dollars that are received by a U.S. Holder in respect of distributions on MFC Common Shares will have a tax basis equal to their U.S. dollar value on the date of receipt. Canadian dollars that are received by a U.S. Holder in respect of the disposition of CLFC Common Shares or MFC Common Shares will generally have a tax basis equal to their U.S. dollar value on the date on which the U.S. Holder recognizes a gain or loss with respect to such shares in accordance with the U.S. Holder’s method of accounting. A U.S. Holder who does not immediately convert such Canadian dollars or Canadian dollar denominated obligations into U.S. dollars will recognize an exchange gain or loss on the subsequent sale or other disposition of the Canadian dollars in an amount equal to the difference, if any, between the amount realized on such sale or other disposition and such U.S. Holder’s adjusted tax basis in the Canadian dollars, and such gain or loss will be characterized as U.S. source ordinary income or loss.

          Credit for Canadian Taxes Paid or Withheld

      A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the disposition of CLFC Common Shares or the ownership of MFC Common Shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. There are significant and complex limitations that apply to foreign tax credits. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and U.S. Holders are urged to consult their own U.S. tax advisors with respect to foreign tax credit considerations in their individual circumstances.

Information Reporting and Back-Up Withholding

      Distributions received by a U.S. Holder in respect of MFC Common Shares and proceeds received by a U.S. Holder in respect of the disposition of CLFC Common Shares or MFC Common Shares may be subject to information reporting requirements. Backup withholding tax may apply under certain circumstances to those payments (a) at the fourth-lowest rate of tax applicable to unmarried individual U.S. persons (currently 30.0%) and (b) at the rate of 31% on payments made after calendar year 2010. Backup withholding tax will generally not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9, Request for Taxpayer Identification Number and Certification, or a Substitute Form W-9.

UNITED KINGDOM TAX CONSIDERATIONS

      In the opinion of Clifford Chance Limited Liability Partnership, United Kingdom counsel to MFC, the following summary fairly presents the principal United Kingdom taxation consequences of the Offer. This summary is based on current law and an understanding of current Inland Revenue practice as at the date of this Circular.

      This summary is intended as a general guide and apply to Shareholders resident (or, if individuals, ordinarily resident) for tax purposes in the United Kingdom who hold CLFC Common Shares as an investment (and not as securities to be realized in the course of a trade) and who are the absolute beneficial owners of those CLFC Common Shares. Shareholders who are in any doubt about their taxation position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisors immediately.

Residents of the United Kingdom

          Sale Of CLFC Common Shares Under The Offer

          Capital Gains Tax

      Liability to United Kingdom taxation on chargeable gains will depend on the individual circumstances of each Shareholder and on the form of consideration received.

          CASH

      To the extent that Shareholders whose CLFC Common Shares are taken up and paid for under the Offer receive cash for such shares, that will constitute a disposal, or part disposal, of such CLFC Common Shares for the purposes of United Kingdom taxation of chargeable gains which may, depending on the Shareholder’s individual circumstances (including the availability of exemptions and allowable losses), give rise to a liability to United Kingdom taxation of chargeable gains.

      It is understood that, in practice, it is likely that any cash received by Shareholders in lieu of fractional MFC Common Shares, or received as the $0.01 cash per CLFC Common Share portion of the Share Alternative, will not generally give rise to any charge to United Kingdom tax, but for the purposes of United Kingdom taxation of capital gains will be deducted from the acquisition cost otherwise attributable to the MFC Common Shares issued to such Shareholders under the Offer.

          SHARES

      Any Shareholder who, alone or together with persons connected with him or her, does not hold more than 5% of, or of any class of, shares in CLFC will not be treated as making a disposal of his or her CLFC Common Shares for the purposes of United Kingdom taxation of chargeable gains to the extent that such person receives MFC Common Shares in exchange for such CLFC Common Shares under the Offer. Any chargeable gain or allowable loss which would otherwise have arisen on a disposal of such CLFC Common Shares will be “rolled over” under Chapter II of Part IV Taxation of Chargeable Gains Act 1992 into such person’s newly issued MFC Common Shares and those MFC Common Shares will be treated as the same asset as such CLFC Common Shares.

      Any Shareholder who, alone or together with persons connected with him or her, holds more than 5% of, or of any class of, shares in CLFC will be eligible for the treatment described in the preceding paragraph only if the Offer is effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is an avoidance of liability to tax. Such Shareholders are advised that an application for clearance has been made by MFC under section 138 of the Taxation of Chargeable Gains Act 1992 for confirmation that the Inland Revenue is satisfied that the Offer will be effected for bona fide commercial reasons and will not form part of such a scheme or arrangement. The Offer is not conditional upon the receipt of such clearance.

      In addition, MFC has applied for confirmation from the Inland Revenue under section 707 of the Income and Corporation Taxes Act 1988 that certain provisions which might affect the tax treatment described above will not be applicable. The Offer is not conditional upon the receipt of such clearance.

      A subsequent disposal of all or any MFC Common Shares acquired under the Offer may result in a liability to United Kingdom taxation depending on individual circumstances.

          Compulsory Acquisition

      As described in “Acquisition of CLFC Common Shares Not Deposited — Compulsory Acquisition” in this Circular, the Offeror may, in certain circumstances, acquire CLFC Common Shares pursuant to sections 307 to 316 of the ICA. The tax consequences to a Shareholder of a disposition of CLFC Common Shares in such circumstances will be generally as described above.

          Subsequent Acquisition Transaction

      If the compulsory acquisition provisions of sections 307 to 316 of the ICA are not utilized, other means of acquiring the remaining issued and outstanding CLFC Common Shares may be proposed. In particular, as described in “Acquisition of CLFC Common Shares Not Deposited — Subsequent Acquisition Transaction” in this Circular, the Offeror may propose an amalgamation of a wholly-owned direct or indirect subsidiary of MFC and CLFC pursuant to which Shareholders who do not tender their CLFC Common Shares under the Offer would have their CLFC Common Shares exchanged on the amalgamation for Preferred Shares, such Preferred Shares to be forthwith redeemed, at the option of the holder, for cash or for MFC Common Shares and cash subject to the proration provisions of the Offer.

      Where a Shareholder disposes of CLFC Common Shares in these circumstances, depending on exactly how the amalgamation is carried out, the conditions for a “roll-over” under Chapter II of Part IV Taxation of Chargeable Gains Tax Act 1992 may not be met. In these circumstances, the transaction is likely to be a disposal for tax purposes, with either a capital gain or a capital loss arising. The Shareholder will be treated as realizing proceeds equal to the market value of the Preferred Shares.

      The redemption of the Preferred Shares in the circumstances described above will probably be treated as a disposal, the acquisition cost of the Preferred Shares being equal to the market value of the Preferred Shares at the date of their acquisition in exchange for the CLFC Common Shares. Alternatively, depending on exactly how the redemption is effected, it may satisfy the conditions for a “roll-over” under Chapter II of Part IV Taxation of Chargeable Gains Tax Act 1992 so that the acquisition cost of the Preferred Shares may be “rolled over” into such person’s newly issued MFC Common Shares and those MFC Common Shares will be treated as the same asset as the Preferred Shares.

      As an alternative to the amalgamation discussed above, MFC may propose a different form of amalgamation, arrangement, consolidation, reclassification or other transaction. The tax consequences of any such transaction will depend upon the exact manner in which the transaction is carried out, and may differ from those arising on the sale of CLFC Common Shares under the Offer.

          Taxation of Dividends on MFC Common Shares

      The tax position of Shareholders who receive MFC Common Shares in exchange for their CLFC Common Shares in respect of dividends paid by MFC on MFC Common Shares will be similar to that which would have applied had such Shareholders continued to hold and receive dividends on such CLFC Common Shares.

          Stamp Duty and Stamp Duty Reserve Tax

      No stamp duty or stamp duty reserve tax should be payable by Shareholders as a result of accepting the Offer.

      No stamp duty or stamp duty reserve tax should generally be payable by Shareholders on the issue of MFC Common Shares to such Shareholders under the Offer.

          Other UK Tax Issues

      Where a Shareholder is party to a Subsequent Acquisition Transaction involving the redemption of Preferred Shares which is deemed, for purposes of Canadian federal income tax, to be a dividend which is subject to a 25% withholding tax, the Shareholder may not be entitled to relief for such tax withheld pursuant to the Double Taxation Agreement between Canada and the United Kingdom.

      The above summary is intended only as a general guide to the taxation position under United Kingdom tax legislation and does not constitute tax or legal advice. Any Shareholder who is in doubt as to his or her taxation position or who requires more detailed information should consult his or her own professional tax advisor.

IRISH TAX CONSIDERATIONS

      In the opinion of McCann FitzGerald, Irish counsel to MFC, the following summary fairly presents the principal consequences under Irish tax law generally applicable to Shareholders who dispose of their CLFC Common Shares pursuant to the Offer or pursuant to certain transactions described in “Acquisition of CLFC Common Shares Not Deposited” in this Circular. This summary is based upon the current provisions of Irish tax law, the regulations thereunder and counsel’s understanding of the current administrative practices of the Irish Revenue Commissioners.

      This summary takes into account all specific proposals to amend Irish tax law and the regulations thereunder that have been publicly announced by the Minister for Finance prior to the date hereof (the “Irish Tax Proposals”), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the Irish Revenue Commissioners. No assurances can be given that the Irish Tax Proposals will be enacted as proposed, if at all.

      Certain practices of the Irish Revenue Commissioners exist in relation to securities held by certain financial institutions (the “Irish mark-to-market rules”). This summary does not take into account the Irish mark-to-market rules and Shareholders that are financial institutions for the purpose of those rules should consult their own tax advisors.

      The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

Residents of the Republic of Ireland

      The following summary is applicable to Shareholders who are resident for tax purposes in Ireland, who hold their CLFC Common Shares as capital assets. CLFC Common Shares will generally constitute capital assets to a holder thereof unless the holder holds such CLFC Common Shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or has acquired such CLFC Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. Shareholders who do not hold their CLFC Common Shares as capital assets should consult their own tax advisors regarding their particular circumstances, as the following summary does not apply to such Shareholders.

          Sale of CLFC Common Shares under the Offer

          Exchange of CLFC Common Shares for Cash Only

      A Shareholder whose CLFC Common Shares are taken up and paid for under the Offer who receives cash only will realize a capital gain (or capital loss) to the extent that the proceeds received for such CLFC Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted base cost to the holder of such CLFC Common Shares.

      The base cost of such CLFC Common Shares to the Shareholder is the original acquisition cost to that Shareholder together with incidental costs of acquisition. The adjusted base cost is that base cost as adjusted for inflationary movements. In computing the capital gain or loss, as appropriate, it is only possible to adjust the base cost for inflation in respect of movements in the consumer price index up to December 31, 2002. It should also be noted that indexation of the base cost for inflation cannot increase an actual gain or loss, nor can it either turn an actual gain into a loss, or an actual loss into a gain.

      Some Shareholders may have received their CLFC Common Shares as part of the conversion of Canada Life from a mutual life insurance company to a stock life insurance company in 1999, at which time CLFC became the parent holding company of Canada Life. For Irish tax purposes, it is likely that such Shareholders will be regarded as having received those shares for either a zero base cost, or, where additional consideration was given for such shares, for a base cost equal to that consideration.

          Exchange of CLFC Common Shares for Cash and MFC Common Shares

      A Shareholder whose CLFC Common Shares are taken up and paid for under the Offer who receives cash and MFC Common Shares will be treated as having made a part disposal of his CLFC Common Shares by reference to the cash proceeds received. The Shareholder will realize a capital gain (or capital loss) by reference to the cash proceeds received for such CLFC Common Shares, net of any reasonable costs of disposition, to the extent that such cash proceeds exceed (or are less than) the appropriate portion of the adjusted cost base to the holder of such CLFC Common Shares (“the part disposal base cost”). In this regard, for the purposes of computing the capital gain or loss, as appropriate, the part disposal base cost of the MFC Common Shares is determined by reference to the following formula:

Total base cost ×	A A + B

where A is the cash proceeds received, and B is the value of the MFC Common Shares that are received under the Offer.

      In computing the capital gain or loss, as appropriate, it is only possible to adjust the part disposal base cost for inflation in respect of movements in the consumer price index up to December 31, 2002.

      To the extent that MFC Common Shares are received in exchange for CLFC Common Shares, section 586 of the Tax Consolidation Act 1997 (“Section 586”) will apply such that no disposal for tax purposes is treated as occurring. The effect of Section 586 is that such MFC Common Shares acquire the same acquisition date as such CLFC Common Shares. In the context of subsequent disposals for tax purposes of such MFC Common Shares, the base cost for computational purposes will be the original base cost of the CLFC Common Shares less the part disposal base cost.

          Taxation of Capital Gains and Losses

      The rate of Irish capital gains tax is currently 20%. In computing the taxable amount on capital gains in a tax year, an individual is not taxable on the first Euro 1,270 of gains realized. Capital gains must be computed in Euro. Where foreign currency proceeds are received, it is necessary to convert them to Euro at the exchange rate prevailing at the date of the disposal. Similarly, acquisition costs incurred in a foreign currency must be converted to Euro by reference to the rate prevailing at the date of acquisition.

      If the Shareholder is an individual, trust or other non-corporate person, and a capital gain is realized in the tax year 2003, tax on that capital gain must be paid by October 31, 2003 if the gain arises in the period from January 1, 2003 to September 30, 2003. If the capital gain is realized in the period after September 30, 2003 up to December 31, 2003, the tax thereon will be payable by January 31, 2004. Irish capital gains tax is subject to self-assessment rules and a return of any capital gains realized in a tax year must be filed by October 31 in the tax year following that in which such gains were realized if a surcharge for late filing of a tax return is to be avoided.

      If the Shareholder is a company, its capital gains are subject to corporation tax at an effective rate of 20%. Ireland is currently in a transitional period in relation to arrangements for the payment of corporation tax by companies. These arrangements will ultimately result in a company having to pay 90% of its tax liability one month before the end of its accounting period. For accounting periods ending on or after January 1, 2003, a minimum payment of 36% of the company’s final corporation liability must be paid within one month before the end of the company’s accounting period. At least another 54% of the final corporation tax liability must be paid within the period ending six months after the end of the company’s accounting period, and the balance is payable within the period ending nine months after the end of the company’s accounting period. If any gain arises in an accounting period ending after 2003, the minimum payments will differ from those noted above.

      If any Shareholder realizes a capital loss, that loss may (with some limited exceptions) be offset against other capital gains arising during the same tax year or accounting period, as appropriate. Any balance unused can be carried forward indefinitely for offset against capital gains of future tax years or accounting periods.

          Compulsory Acquisition

      As described in “Acquisition of CLFC Common Shares Not Deposited — Compulsory Acquisition” in this Circular, the Offeror may, in certain circumstances, acquire CLFC Common Shares pursuant to sections 307 to 316 of the ICA. The tax consequences to a Shareholder of a disposition of CLFC Common Shares in such circumstances generally will be as described above.

          Subsequent Acquisition Transaction

      If the compulsory acquisition provisions of sections 307 to 316 of the ICA are not utilized, other means of acquiring the remaining issued and outstanding CLFC Common Shares may be proposed. In particular, as described in “Acquisition of CLFC Common Shares Not Deposited — Subsequent Acquisition Transaction” in this Circular, the Offeror may propose an amalgamation of a wholly-owned direct or indirect subsidiary of MFC and CLFC pursuant to which Shareholders who do not tender their CLFC Common Shares under the Offer would have their CLFC Common Shares exchanged on the amalgamation for Preferred Shares, such Preferred Shares to be forthwith redeemed, at the option of the holder, for cash or for MFC Common Shares and cash subject to the proration provision of the Offer.

      Where a Shareholder disposes of CLFC Common Shares in these circumstances, the application of Section 586 will be dependent upon the precise mechanism which will give effect to the amalgamation. If Section 586 does not apply, a disposal will occur for tax purposes, with either a capital gain or a capital loss arising. The Shareholder will be treated as realizing proceeds equal to the market value of the Preferred Shares. In any event, as noted below, the subsequent redemption of such Preferred Shares will give rise to a disposal for tax purposes.

      The redemption of the Preferred Shares in the circumstances described above will have tax consequences as outlined above in “Exchange of CLFC Common Shares for Cash Only”. Section 586 will not have application as any shares taken will not be shares of the redeeming company. If the receipt of the Preferred Shares is treated as a disposal, the base cost will be equal to the market value of the Preferred Shares at the date of their acquisition in exchange for the CLFC Common Shares.

          Taxation of Dividends on MFC Common Shares

      The tax position of Shareholders who receive MFC Common Shares in exchange for their CLFC Common Shares in respect of dividends paid by MFC on MFC Common Shares will be similar to that which would have applied had such Shareholders continued to hold and receive dividends on such CLFC Common Shares.

          Stamp Duty

      Irish stamp duty (which is a tax levied on instruments for the transfer of property, including shares) should not arise in respect of the Offer pursuant to section 88(1)(b)(iv) of the Stamp Duties Consolidation Act 1999 as the shares to be transferred are shares of a company that is not registered in Ireland.

          Other Irish Tax Issues

      Where a Shareholder is party to a Subsequent Acquisition Transaction and a redemption of Preferred Shares which is deemed, for purposes of Canadian federal income tax, to be a dividend which is subject to a 25% withholding tax, the Shareholder may not be entitled to relief for such tax withheld pursuant to the Double Taxation Agreement between Canada and Ireland. Relief would not be available where the payment received by an Irish tax resident is not treated as income. In computing any capital gain or loss in respect of such Preferred Shares, a deduction will be available in respect of any such tax withheld.

      The Irish tax consequences set forth above are for general information only. Holders of CLFC Common Shares are urged to consult their own tax advisors to determine the particular tax effects to them of the Offer.

REGULATORY MATTERS

      In connection with the Offer, the approval on terms satisfactory to the Offeror of various domestic and foreign regulatory authorities having jurisdiction over MFC or CLFC, and their respective subsidiaries and their respective businesses, is required. The principal approvals required are described below.

Financial Institutions Regulatory Matters

          Insurance Companies Act (Canada)

      The acquisition of a “significant interest” (as defined in the ICA) in a company subject to the ICA requires the written approval of the Minister of Finance under section 407(1) of the ICA, which approval will be required for the purchase of the CLFC Common Shares by the Offeror as contemplated by the Offer.

      The approval of the Minister of Finance under section 407(1) of the ICA is also required for the indirect purchase by the Offeror of all of the outstanding common shares of Canada Life and CNA Life Insurance Company of Canada.

      The approval of the Superintendent under section 69(1) of the ICA is also required for the issuance of MFC Common Shares in consideration for an equivalent value of CLFC Common Shares in respect of MFC Common Shares issued as payment for CLFC Common Shares.

          Trust and Loan Companies Act (Canada)

      CLFC has publicly announced that it has applied to incorporate a federal trust company. If the incorporation is completed before the first Take-Up Date, the acquisition of a “significant interest”, as defined in the Trust and Loan Companies Act (Canada), in the federal trust company will require the written approval of the Minister of Finance.

          U.S. Insurance Regulatory Filings

      The insurance laws of each of the domiciliary states of the U.S.-domiciled insurance company subsidiaries of CLFC require notice to and approval by the state regulator of any acquisition of control of an insurance company that is domiciled in the state. An application for approval of the acquisition of control is required to be filed by the Offeror with the state insurance regulator in the states of Michigan (the domiciliary state of Canada Life Insurance Company of America and the state of entry for Canada Life’s U.S. branch) and New York (the domiciliary state of Canada Life Insurance Company of New York). An application for approval will also be filed in the commonwealth of Puerto Rico, (the domiciliary jurisdiction of Canada Life Insurance Company of Puerto Rico, Inc.).

          Regulatory Approvals in the United Kingdom

      The prior approval of the Financial Services Authority, the financial services regulator in the United Kingdom, is required in respect of the Offeror’s acquisition of control over certain subsidiaries of CLFC which have their head office in the United Kingdom and carry on life assurance or investment management business. This acquisition of control will result from the purchase of the CLFC Common Shares by the Offeror as contemplated by the Offer.

          Regulatory Approvals in Ireland

      Regulatory approvals will also be required in respect of the operations of certain subsidiaries of CLFC based in Ireland.

Competition Law

          Competition Act (Canada)

      The merger provisions of the Competition Act permit the Commissioner to apply to the Competition Tribunal (the “Tribunal”) for an order in respect of a merger transaction (which includes a share acquisition) which prevents or lessens, or which is likely to prevent or lessen, competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a proposed merger, prohibiting completion of the transaction and, in the case of a completed merger, ordering a dissolution of the merger or a disposition of specified assets or shares.

      The premerger notification provisions of the Competition Act require the parties to certain proposed merger transactions that exceed specified size thresholds to provide the Commissioner with prior notice of and information relating to the transaction and the parties thereto, and to await the expiration of a prescribed “waiting period” before the transaction may be completed. Notification may be made on the basis of either a short-form filing (which gives rise to a 14-day statutory waiting period) or a long-form filing (which gives rise to a 42-day statutory waiting period). However, if a short-form filing is made, the Commissioner may, within the 14-day waiting period, require that a long-form filing be made, which extends the waiting period for a period of 42 days following receipt by the Commissioner of the long-form filing.

      Alternatively, a party to a notifiable transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”), which may be issued by the Commissioner if he is satisfied he would not have sufficient grounds on which to apply to the Tribunal for an order in respect of the transaction under the merger provisions of the Competition Act. Where an ARC is issued, the Commissioner subsequently cannot seek an order of the Tribunal in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Where a “no action” letter is issued in respect of a notifiable transaction, the Commissioner reserves the right to apply to the Tribunal for an order in respect of the transaction for a period of three years following its completion.

      While a notifiable transaction may not be completed until the applicable statutory waiting period has expired or an ARC has been issued, the Commissioner’s review of a notifiable transaction will often take up to several months, in which case the parties may be asked to delay completion of the transaction until the review is completed and the Commissioner has determined his position.

      The proposed purchase of CLFC Common Shares by the Offeror under the Offer constitutes a notifiable transaction. Accordingly, on or before January 3, 2003, the Offeror intends to submit to the Commissioner a long-form pre-merger notification filing.

      Based on publicly available information relating to the business of CLFC, the Offeror believes that the purchase of CLFC Common Shares by the Offeror under the Offer will not give rise to substantive competition law concerns in Canada.

          U.S. Federal and State Antitrust Laws

      The acquisition of CLFC by the Offeror pursuant to the Offer will require filings under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”). Under the HSR Act, the Offeror’s purchase of the CLFC Common Shares may not be consummated until the expiration of a 30 calendar-day waiting period following those filings by the Offeror, unless the FTC and the Antitrust Division terminate the waiting period prior thereto. Either the FTC or the Antitrust Division may extend that waiting period by 20 days from the date of the response to a request by the FTC or the Antitrust Division for additional information concerning the Offer, and thereafter by obtaining a court order or with the consent of the Offeror.

      At any time, and whether or not the applicable waiting period has expired, either the FTC or the Antitrust Division could take action affecting the Offer as they believe appropriate under the U.S. antitrust laws. Such action could include, for example, seeking to enjoin the Offeror’s purchase of the CLFC Common Shares pursuant to the Offer or seeking certain divestitures. In addition, appropriate authorities of any U.S. state could take similar action under state antitrust laws if found appropriate, and in certain circumstances third parties could seek relief under U.S. federal or state antitrust laws.

      The receipt of all required domestic and foreign governmental or regulatory consents or approvals relating to the Offeror’s acquisition of CLFC on terms satisfactory to the Offeror, including those referred to above, is a condition precedent to the Offeror’s obligations under the Offer. See section 4 of the Offer, “Conditions of the Offer”. There can be no assurances that such approvals will be obtained or, if obtained, will be obtained on terms satisfactory to the Offeror.

OTHER MATTERS RELATING TO THE OFFER

Depositary, U.S., U.K. and Irish Forwarding Agents and Information Agent

      The Offeror has engaged the Depositary and the U.S. Forwarding Agent for the receipt of share certificates and Ownership Statements in respect of the CLFC Common Shares and related Letters of Transmittal and other documents. The Depositary will also receive Notices of Guaranteed Delivery deposited to the Offer, give certain notices where necessary and make payment for CLFC Common Shares purchased by the Offeror pursuant to the Offer. The Offeror has engaged the Information Agent to provide a resource for information for Shareholders. The Depositary, the U.S. Forwarding Agent, the U.K. Forwarding Agent, the Irish Forwarding Agent and the Information Agent will receive reasonable and customary compensation from the Offeror for their services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

      No broker, dealer, bank or trust company shall be deemed to be the agent of the Offeror, the U.S. Forwarding Agent, the U.K. Forwarding Agent, the Irish Forwarding Agent or the Depositary for the purposes of the Offer.

Financial Advisor, Dealer Managers and Soliciting Dealer Group

      The Offeror has retained Scotia Capital Inc. to act as its financial advisor in connection with the Offer. The Offeror has also retained HSBC Securities (Canada) Inc. to act as its financial advisor for European aspects of the Offer. The Offeror has engaged the services of Scotia Capital Inc. and TD Securities Inc. to act as dealer managers in connection with the Offer in Canada, Scotia Capital (USA) Inc. to act as dealer manager in connection with the Offer to solicit acceptances from institutional investors in the United States and HSBC Bank plc to act as dealer manager in connection with the Offer to solicit acceptances from institutional investors in Europe. Scotia Capital Inc., TD Securities Inc., Scotia Capital (USA) Inc. and HSBC Bank plc will be reimbursed by the Offeror for out-of-pocket expenses, including fees of legal counsel, and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection with the Offer.

      Scotia Capital Inc. and TD Securities Inc. will form and manage a soliciting group (the “Soliciting Dealer Group”) to solicit acceptances of the Offer by Shareholders. The Soliciting Dealer Group will include members of the Investment Dealers Association of Canada and all stock exchanges in Canada. In general, the Offeror will pay to any member of the Soliciting Dealer Group whose name appears on the designated place on a duly executed and delivered Letter of Transmittal accompanying a deposit of Common Shares, a solicitation fee of $0.20 per CLFC Common Share deposited and taken up and paid for pursuant to the Offer, provided the solicitation fee in respect of any single depositing beneficial owner of CLFC Common Shares shall not be less than $85 nor more than $1,500 (provided that in the case of a beneficial owner of less than 200 CLFC Common Shares which are deposited to the Offer, no solicitation fee is payable). The Offeror may make other arrangements with soliciting dealers outside Canada.

      No brokerage fee or commission will be payable by any holder of CLFC Common Shares who accepts the Offer by transmitting his or her CLFC Common Shares directly to the Depositary or the U.S. Forwarding Agent, the U.K. Forwarding Agent, the Irish Forwarding Agent, or who utilizes the Dealer Managers or the services of a member of the Soliciting Dealer Group to accept the Offer. Shareholders should contact the Information Agent or a broker or other financial advisor for assistance in accepting the Offer and in depositing CLFC Common Shares with the Depositary or the U.S. Forwarding Agent, the U.K. Forwarding Agent or the Irish Forwarding Agent.

LEGAL MATTERS

      Each of Torys LLP, Canadian counsel to the Offeror, Debevoise & Plimpton, U.S. counsel to the Offeror, Clifford Chance LLP, United Kingdom counsel to the Offeror and McCann FitzGerald, Irish counsel to the Offeror, has provided legal advice upon certain corporate, securities and tax law matters in connection with the Offer. As of December 27, 2002, the partners and associates of each of Torys LLP, Debevoise & Plimpton, Clifford Chance LLP and McCann FitzGerald beneficially owned, directly or indirectly, less than 1.0% of the outstanding securities of any class of securities of the Offeror or of CLFC.

STATUTORY RIGHTS

      Securities legislation in certain of the provinces and territories of Canada provides holders of CLFC Common Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of CLFC Common Shares. However, such rights must be exercised within prescribed time limits. Holders of CLFC Common Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF AUDITORS

December 27, 2002

British Columbia Securities Commission

Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
The Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Department of Justice, Government of Yukon
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re: Manulife Financial Corporation (“MFC”)

We refer to the Offer and Circular of MFC dated December 27, 2002 relating to the offer to purchase all of the outstanding common shares of Canada Life Financial Corporation not already owned by MFC or its subsidiaries as general fund assets.

We consent to the use, through incorporation by reference in the above-mentioned Offer and Circular, of our report dated February 5, 2002 to the shareholders and directors of MFC on the following consolidated financial statements of MFC:

Consolidated Balance Sheets and Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2001 and 2000; and

Consolidated Statements of Operations, Equity and Cash Flows and Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years ended December 31, 2001 and 2000.

We also consent to the use in the above-mentioned Offer and Circular of our report dated December 27, 2002 to the directors of MFC on the following pro forma consolidated financial statements of MFC:

Pro Forma Consolidated Balance Sheet as at September 30, 2002; and

Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2002 and the year ended December 31, 2001.

We report that we have read the Offer and the Circular and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audits of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) ERNST & YOUNG LLP

CONSENTS OF COUNSEL

To: The Directors of Manulife Financial Corporation

      We hereby consent to the reference to our opinion contained under “Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated December 27, 2002 made by Manulife Financial Corporation to the holders of Common Shares of Canada Life Financial Corporation.

Toronto, Ontario December 27, 2002	(Signed) TORYS LLP

To: The Directors of Manulife Financial Corporation

      We hereby consent to the reference to our opinion contained under “United States Federal Income Tax Considerations” in the Circular accompanying the Offer dated December 27, 2002 made by Manulife Financial Corporation to the holders of Common Shares of Canada Life Financial Corporation.

New York, New York December 27, 2002	(Signed) DEBEVOISE & PLIMPTON

To: The Directors of Manulife Financial Corporation

      We hereby consent to the reference to our opinion contained under “United Kingdom Tax Considerations” in the Circular accompanying the Offer dated December 27, 2002 made by Manulife Financial Corporation to the holders of Common Shares of Canada Life Financial Corporation.

London, United Kingdom December 27, 2002	(Signed) CLIFFORD CHANCE LIMITED LIABILITY PARTNERSHIP

To: The Directors of Manulife Financial Corporation

      We hereby consent to the reference to our opinion contained under “Irish Tax Considerations” in the Circular accompanying the Offer dated December 27, 2002 made by Manulife Financial Corporation to the holders of Common Shares of Canada Life Financial Corporation.

Dublin, Ireland December 27, 2002	(Signed) MCCANN FITZGERALD

APPROVAL AND CERTIFICATE OF THE OFFEROR

      The contents of the Offer and the Circular (including all schedules thereto which are incorporated therein by reference) have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by, the Board of Directors of Manulife Financial Corporation. The foregoing, together with the documents incorporated by reference regarding Manulife Financial Corporation, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the documents incorporated by reference regarding Manulife Financial Corporation, does not contain any misrepresentation likely to affect the value or the market price of the CLFC Common Shares which are the subject of the Offer or the MFC Common Shares offered in exchange therefor.

Dated: December 27, 2002

MANULIFE FINANCIAL CORPORATION

(Signed) DOMINIC D’ALESSANDRO President and Chief Executive Officer	(Signed) PETER H. RUBENOVITCH Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors of Manulife Financial Corporation

(Signed) ARTHUR R. SAWCHUK Director	(Signed) THOMAS E. KIERANS Director

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

OF MANULIFE FINANCIAL CORPORATION

COMPILATION REPORT

To: The Directors of Manulife Financial Corporation

      We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Manulife Financial Corporation as at September 30, 2002 and the pro forma consolidated statements of operations for the nine months then ended and for the year ended December 31, 2001, which have been prepared solely for inclusion in the Offer and Circular relating to the purchase of all of the outstanding common shares of Canada Life Financial Corporation. In our opinion, the pro forma consolidated balance sheet and pro forma consolidated statements of operations have been properly compiled to give effect to the proposed acquisition and the assumptions described in the notes thereto.

Toronto, Ontario December 27, 2002	(Signed) ERNST & YOUNG LLP Chartered Accountants

COMMENTS FOR UNITED STATES READERS ON CANADA

AND UNITED STATES REPORTING DIFFERENCES

      The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma consolidated financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma consolidated financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma consolidated financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma consolidated financial statements.

Toronto, Ontario December 27, 2002	(Signed) ERNST & YOUNG LLP Chartered Accountants

MANULIFE FINANCIAL CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2002

(unaudited, Canadian $ in millions)

				Note	Pro Forma
	MFC	CLFC	Adjustments	Ref.	Consolidated

ASSETS
Invested assets
Bonds	47,515	20,933	1,702	2(b)(i)	70,150
Mortgages	8,685	7,845	875	2(b)(i)	17,405
Stocks	7,017	1,960	(469)	2(a)(i)	8,208
			(290)	2(b)(i)
			(10)	2(b)(vi)
Real estate	3,526	1,050	88	2(b)(i)	4,664
Policy loans	4,910	1,124	—		6,034
Cash and short-term investments	3,854	1,830	(2,333)	2(a)	3,319
			(32)	2(a)
Other investments	900	519	—		1,419

Total invested assets	76,407	35,261	(469)		111,199
Goodwill and intangible assets	625	137	2,394	2(b)	3,769
			(137)	2(b)(ii)
			750	2(b)(ii)
Other assets	3,461	1,265	(329)	2(b)(v)	4,397

Total assets	80,493	36,663	2,209		119,365

Segregated funds net assets	53,966	20,776	—		74,742

LIABILITIES AND EQUITY
Actuarial liabilities	56,031	27,835	2,489	2(b)(i)	87,534
			1,179	2(b)(iii)
Benefits payable and provision for unreported claims	2,609	1,057	—		3,666
Policyholder amounts on deposit	2,823	444	—		3,267
Deferred realized net gains	3,288	1,458	(1,458)	2(b)(iii)	3,288
Banking deposits	1,355	—	—		1,355
Other liabilities	2,536	1,050	112	2(c)	3,698

	68,642	31,844	2,322		102,808
Subordinated debt	1,433	550	33	2(b)(iv)	2,016
Non-controlling interest in subsidiaries	1,074	450	145	2(d)	1,669
Trust preferred securities issued by subsidiaries	781	—	—		781
Equity
Participating policyholders’ equity	95	43	—		138
Preferred shares	—	145	(145)	2(d)	—
Common shareholders’ equity
Common shares	600	317	3,495	2(a)	4,095
			(317)	2(e)
Shareholders’ retained earnings	7,868	3,314	(3,314)	2(e)	7,858
			(10)	2(b)(vi)

Total equity	8,563	3,819	(291)		12,091

Total liabilities and equity	80,493	36,663	2,209		119,365

Segregated funds net liabilities	53,966	20,776	—		74,742

MANULIFE FINANCIAL CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2002

(unaudited, Canadian $ in millions unless otherwise stated)

				Note	Pro Forma
	MFC	CLFC	Adjustments	Ref.	Consolidated

Revenue
Premium income	8,014	4,291	—		12,305
Investment income	3,072	1,554	(8)	2(f)	4,496
			(122)	2(h)
Other revenue	1,126	404	—		1,530

Total revenue	12,212	6,249	(130)		18,331

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	2,505	1,586	—		4,091
Maturity and surrender benefits	3,140	1,025	—		4,165
Annuity payments	987	998	—		1,985
Policyholder dividends and experience rating refunds	685	222	—		907
Net transfers to segregated funds	494	—	—		494
Change in actuarial liabilities	99	869	—		968
General expenses	1,801	565	28	2(g)	2,394
Commissions	896	381	—		1,277
Interest expense	180	29	(3)	2(b)(iv)	206
Premium taxes	84	49	—		133
Non-controlling interest in subsidiaries	55	17	7	2(d)	79
Trust preferred securities issued by subsidiaries	49	—	—		49

Total policy benefits and expenses	10,975	5,741	32		16,748

Income before income taxes	1,237	508	(162)		1,583
Income taxes	(236)	(142)	59	2(i)	(319)

Net income	1,001	366	(103)		1,264

Net loss attributed to participating policyholders	(5)	—	—		(5)

Net income attributed to shareholders	1,006	366	(103)		1,269
Preferred share dividends	—	(7)	7	2(d)	—

Net income attributed to common shareholders	1,006	359	(96)		1,269

Basic earnings per common share	2.10				2.22
Weighted average number of common shares outstanding (in millions)	480		92	3(b)	572

MANULIFE FINANCIAL CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2001

(unaudited, Canadian $ in millions unless otherwise stated)

				Note	Pro Forma
	MFC	CLFC	Adjustments	Ref.	Consolidated

Revenue
Premium income	10,247	5,358	—		15,605
Investment income	4,479	2,241	(32)	2(f)	6,525
			(163)	2(h)
Other revenue	1,505	465	—		1,970

Total revenue	16,231	8,064	(195)		24,100

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	3,186	1,987	—		5,173
Maturity and surrender benefits	4,171	1,680	—		5,851
Annuity payments	1,307	1,246	—		2,553
Policyholder dividends and experience rating refunds	900	305	—		1,205
Net transfers to segregated funds	1,470	—	—		1,470
Change in actuarial liabilities	(208)	972	—		764
General expenses	2,478	819	37	2(g)	3,334
Commissions	1,133	461	—		1,594
Interest expense	257	39	(4)	2(b)(iv)	292
Premium taxes	105	64	—		169
Non-controlling interest in subsidiaries	4	—	—		4
Trust preferred securities issued by subsidiaries	65	—	—		65

Total policy benefits and expenses	14,868	7,573	33		22,474

Income before income taxes	1,363	491	(228)		1,626
Income taxes	(196)	(153)	93	2(i)	(256)

Net income	1,167	338	(135)		1,370

Net income (loss) attributed to participating policyholders	8	(4)	—		4

Net income attributed to shareholders	1,159	342	(135)		1,366
Preferred share dividends	—	—	—		—

Net income attributed to common shareholders	1,159	342	(135)		1,366

Basic earnings per common share	2.40				2.38
Weighted average number of common shares outstanding (in millions)	482		92	3(b)	574

MANULIFE FINANCIAL CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, Canadian $ unless otherwise stated)

1.   BASIS OF PRESENTATION

      The unaudited pro forma consolidated financial statements (the “Statements”) give effect to the proposed acquisition by Manulife Financial Corporation (“MFC”) of all of the outstanding common shares (the “CLFC Common Shares”) of Canada Life Financial Corporation (“CLFC”) not already owned by MFC or its subsidiaries as general fund assets (the “Acquisition”), as if it had occurred as at September 30, 2002 for the purposes of the pro forma consolidated balance sheet and as at January 1, 2001 for the purposes of the pro forma consolidated statements of operations. The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles including the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada).

      The unaudited pro forma consolidated balance sheet as at September 30, 2002 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2002 and for the year ended December 31, 2001 have been prepared using the following information:

(a)	Unaudited interim consolidated financial statements of MFC as at and for the nine months ended September 30, 2002;

(b)	Audited consolidated financial statements of MFC as at and for the year ended December 31, 2001;

(c)	Unaudited interim consolidated financial statements of CLFC as at and for the nine months ended September 30, 2002;

(d)	Audited consolidated financial statements of CLFC as at and for the year ended December 31, 2001; and

(e)	Such other supplementary information as was considered necessary to reflect the Acquisition in the Statements.

      The information relating to CLFC, included in the Statements, was taken from publicly available documents. Management did not have access to the detailed records of CLFC in preparing the Statements. As a result, the pro forma adjustments and Statements may differ from the financial statements that would have been compiled and presented if management had access to all pertinent information.

      For the purposes of the Statements, the purchase method of accounting has been used for the CLFC acquisition described above. Accordingly, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. The Statements do not include the anticipated financial benefits from such items as cost savings, arising from the Acquisition nor do the Statements include the portion of restructuring and integration costs to be incurred by MFC. Certain elements of the CLFC consolidated financial statements have been reclassified to conform to the presentation used by MFC.

      The Statements are not intended to reflect the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated, or the results that may be obtained in the future. The Statements should be read in conjunction with the description of the Acquisition and the consolidated financial statements of MFC and CLFC incorporated by reference in this Circular dated December 27, 2002.

2.   THE ACQUISITION OF CANADA LIFE FINANCIAL CORPORATION

(a)	MFC has offered to acquire all of the outstanding CLFC Common Shares that are currently not beneficially owned by MFC or its subsidiaries (together, “Manulife Financial”) as general fund assets, in exchange for, at the election of each shareholder tendering to the Acquisition:

•	$40 in cash per CLFC Common Share (the “Cash Alternative”); or

•	1.055 common shares of MFC (“MFC Common Shares”) and $0.01 in cash per CLFC Common Share (the “Share Alternative”);

subject to proration in accordance with the terms of the Offer if the number of CLFC Common Shares tendered to the Cash Alternative exceeds 40% of the total number of CLFC Common Shares tendered to the

Acquisition or if the number of CLFC Common Shares tendered to the Share Alterative exceeds 60% of the total number of CLFC Common Shares tendered to the Acquisition.

Based on the assumptions as described below, $2,333 million of cash will be paid and approximately 92 million MFC Common Shares will be issued at an ascribed price of $37.90 per share, representing an aggregate value of approximately $5,828 million, plus estimated transaction costs (net of income taxes) incurred by MFC of $32 million. The Statements assume the following:

(i)	Manulife Financial currently owns as general fund assets approximately 14.7 million CLFC Common Shares with a carrying value of approximately $469 million;

(ii)	Excluding the CLFC Common Shares that are already owned by Manulife Financial as general fund assets, the total number of outstanding CLFC Common Shares is approximately 145.7 million as at September 30, 2002. All of these CLFC Common Shares will be acquired by MFC under the terms of the Acquisition; and

(iii)	For purposes of calculating the purchase consideration used in the Statements, the price of MFC Common Shares to be issued is assumed to be $37.90, which represents the closing price of MFC Common Shares on the Toronto Stock Exchange on the last trading day prior to the announcement of the proposed Acquisition on December 9, 2002. The actual ascribed price of the MFC Common Shares to be issued will be based on the actual measurement date of the Acquisition.

(b)	For the purposes of the Statements, the Acquisition is accounted for using the purchase method of accounting.

(Canadian $
in millions)

Total purchase consideration
Purchase price
Cash	$2,333
MFC Common Shares	3,495

5,828
Carrying value of CLFC Common Shares already beneficially owned by MFC	469
Estimated transaction costs, net of income taxes — Note 2(c)	32

Total	6,329

Net balance sheet assets acquired
Carrying value of CLFC’s net balance sheet assets prior to the Acquisition	3,631
Estimated fair value adjustments	416

Estimated fair value of net balance sheet assets acquired	4,047
Less capitalized costs, net of income taxes — Note 2(c)	(112)

3,935

Goodwill	$2,394

            The purchase price is allocated to balance sheet assets (including identifiable intangible assets arising from the purchase) and liabilities acquired based on their estimated fair value. Certain fair value adjustments to the CLFC balance sheet in connection with the Acquisition are described in Notes 2(b)(i) to (vi). The excess of the total purchase consideration over the estimated fair value of the net assets acquired, together with capitalized costs, is allocated to goodwill.

            The estimated fair market value of CLFC’s invested assets and policy liabilities was based on publicly available information. With respect to accounting and actuarial policies or practices, any differences between CLFC and MFC have not been reflected in these amounts. The actual adjustments will depend on a number of factors, including the measurement date of the Acquisition and changes in the market value of net balance sheet assets and operating results of CLFC between September 30, 2002 and the acquisition date. MFC expects to make such adjustments at the closing of the Acquisition. Such adjustments will affect the value of assets, liabilities or goodwill and any such adjustments may be material.

(i)	Fair value adjustments to CLFC’s invested assets reflect the difference between estimated fair market value and carrying value of its invested assets, including an increase of $1,702 million in bond investments, $875 million in mortgage investments and $88 million in real estate investments, as well as a reduction of $290 million in stock investments. These net fair value adjustments amount to an aggregate increase of $2,375 million, of which $2,489 million represents adjustments to CLFC’s invested assets backing actuarial liabilities. As a result, CLFC’s actuarial liabilities have been increased by a commensurate amount.

(ii)	Fair valuation of assets also includes the elimination of CLFC’s existing goodwill of $137 million and the recognition of certain intangible assets arising from the Acquisition, such as CLFC’s brand name, distribution network, licensing agreements and contractual rights, totalling approximately $750 million. Of the total intangible assets, approximately $550 million has been assigned as the value of intangible assets that have finite lives and will be amortized over their estimated useful lives.

(iii)	As part of the fair value adjustments, CLFC’s deferred realized net gains having a carrying value of $1,458 million have been eliminated. Actuarial liabilities have accordingly been increased by $1,179 million to reflect the estimated portion of the gains attributable to policyholder liabilities. The remaining $279 million of deferred realized net gains are attributable to shareholders.

(iv)	Estimated fair value of CLFC’s subordinated debt is $33 million above its carrying value. This fair value increase will be amortized over the remaining term of the subordinated debt.

(v)	Other assets have also been decreased by $329 million to reflect the estimated net income tax effects on the fair value adjustments to CLFC’s balance sheet assets and liabilities as described above.

(vi)	CLFC owns MFC Common Shares with an estimated market value of $10 million.

(c)	As a result of the Acquisition, CLFC will incur estimated costs of $112 million after income taxes. These costs will be capitalized as part of total acquisition costs. The estimated transaction costs of $32 million (after income taxes) incurred by MFC are included in the purchase consideration — see Notes 2(a) and 2(b).

Estimated transition costs to be incurred by MFC are $32 million, after income taxes. These costs will be recorded as an expense in the consolidated statements of operations of MFC following the completion of the Acquisition. The impact of this charge is excluded from the pro forma consolidated statements of operations.

(d)	CLFC’s preferred shares will effectively become an issue of a subsidiary of MFC following the Acquisition. Accordingly, CLFC’s preferred shares and dividends have been reclassified to Non-controlling interest in subsidiaries.

(e)	CLFC’s Common Shares and shareholders’ retained earnings have been eliminated to reflect the effect of the Acquisition.

The pro forma consolidated statements of operations for the nine months ended September 30, 2002 and for the year ended December 31, 2001 incorporate the following adjustments:

(f)	Represents the portion of the amortization of unrealized net gains and deferred realized net gains attributable to shareholders as a result of fair market value adjustments to assets and liabilities in connection with the Acquisition — see Note 2(b)(i) and Note 2(b)(iii).

(g)	Represents the amortization of identifiable intangible assets arising from the Acquisition — see Note 2(b)(ii).

(h)	Represents the reduction in investment income as a result of the cash consideration paid to CLFC shareholders.

(i)	Represents the income tax effects of the above adjustments to the consolidated statements of operations.

3.   EARNINGS PER SHARE

      Pro forma basic earnings per common share for the nine months ended September 30, 2002 and for the year ended December 31, 2001 have been calculated based on the estimated weighted average number of common shares on a pro forma basis, as described below:

(a)	The weighted average number of MFC Common Shares outstanding is 480 million for the nine months ended September 30, 2002 and 482 million for the year ended December 31, 2001.

(b)	The pro forma weighted average number of MFC Common Shares outstanding after giving effect to the acquisition of CLFC is 572 million for the nine months ended September 30, 2002 and 574 million for the year ended December 31, 2001. The weighted average number of MFC Common Shares outstanding in both periods reflect the issuance of the 92 million MFC Common Shares as described in Note 2(a).

The U.S. Forwarding Agent for the Offer is:

By Mail: Mellon Investor Services LLC Attention: Reorganization Department Post Office Box 3301 South Hackensack, New Jersey 07606-1901	By Hand: Mellon Investor Services LLC 120 Broadway, 13th Floor New York, New York 10271 Attention: Reorganization Department

The U.K. Forwarding Agent for the Offer is:

Capita IRG plc
New Issues Department
P.O. Box 166
Bourne House
34 Beckenham Road
Beckenham, Kent
United Kingdom
BR3 4TH

The Irish Forwarding Agent for the Offer is:

Capita Corporate Registrars plc
Unit 5
Manor Street Business Park
Manor Street
Dublin 7
Ireland

The Depositary for the Offer is:

CIBC Mellon Trust Company

Offices of the Depositary
Telephone: (416) 643-6268
Toll-Free: 1-800-783-9495

Toronto:	Toronto:

By Mail: P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Hand or Courier: 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9

Montreal: By Hand or Courier: 2001 University Street Floor 16 Montreal, PQ H3A 2A6	Calgary: By Hand or Courier: 600 The Dome Tower 333 – 7th Avenue S.W. Floor 6 Calgary, AB T2P 2Z1	Vancouver: By Hand or Courier: 1066 West Hastings Street Suite 1600 Vancouver, BC V6E 3X1

The Dealer Managers for the Offer are:

In Canada: Scotia Capital Inc. Scotia Plaza, 64th Floor 40 King Street West Box 4085, Station “A” Toronto, Ontario M5W 2X6 Tel: (416) 863-7401	TD Securities Inc. TD Tower, 8th Floor 66 Wellington Street West Toronto, Ontario M5K 1A2 Tel: (416) 308-3425	In the United States: Scotia Capital (USA) Inc. One Liberty Plaza, 25th Floor 165 Broadway New York, New York 10006 Tel: 1-888-251-4484	In Europe: HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom Tel: 020-7991-8888 (ask for Equity Capital Markets)

Any questions or requests for assistance or additional copies of this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and address set forth below.
You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent:

105 Madison Avenue

New York, New York 10016

Call Toll Free: 1-800-322-2885 (English)

                  1-888-410-7852 (French)

United Kingdom/Europe: 020-7864-9132

Ireland: 01-277-1029
Rest of World: Call Collect - (U.S.) 212-929-5500

Attachment B

THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY MANULIFE FINANCIAL CORPORATION TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS UNDER THE SHAREHOLDER RIGHTS PLAN) OF CANADA LIFE FINANCIAL CORPORATION.

The Instructions below should be read carefully before completing this Letter of Transmittal.

LETTER OF TRANSMITTAL AND ELECTION FORM

for use by holders of common shares of

CANADA LIFE FINANCIAL CORPORATION

in accepting the Offer dated December 27, 2002 by

MANULIFE FINANCIAL CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (LOCAL TIME)

ON FEBRUARY 28, 2003 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

      The Information Agent (see back cover page for address and telephone numbers) or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal. Shareholders whose CLFC Common Shares are held in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee for assistance in depositing those CLFC Common Shares.

      This Letter of Transmittal and Election Form (the “Letter of Transmittal”) or a manually executed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany either share certificates or Ownership Statements in respect of CLFC common shares (the “CLFC Common Shares”) in either case deposited pursuant to the offer (the “Offer”) made by Manulife Financial Corporation (“MFC” or the “Offeror”).

      The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Shareholders should also read the section in this Letter of Transmittal entitled “Additional Terms and Conditions” beginning on page 8. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the accompanying Offer and Circular have the meanings set out therein.

DIRECTION REGARDING OWNERSHIP STATEMENTS

      If the undersigned has submitted Ownership Statement(s) with this Letter of Transmittal, the undersigned hereby directs Canada Life Financial Corporation (“CLFC”) and CLFC’s registrar and transfer agent, Computershare Trust Company of Canada, to immediately issue a share certificate in respect of the CLFC Common Shares represented by such Ownership Statement(s) in the name of the undersigned, as the name appears on the securities register maintained by or on behalf of CLFC, and to immediately deliver such share certificate to the Depositary at the Depositary’s Toronto office as noted herein in acceptance of the Offer.

TO:	MANULIFE FINANCIAL CORPORATION
AND TO:	CIBC MELLON TRUST COMPANY, as Depositary
AND TO:	MELLON INVESTOR SERVICES LLC, as U.S. Forwarding Agent
AND TO:	CAPITA IRG plc, as U.K. Forwarding Agent
AND TO:	CAPITA CORPORATE REGISTRARS plc, as Irish Forwarding Agent
AND TO:	CANADA LIFE FINANCIAL CORPORATION, only for the purposes of the direction on page 1
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, only for the purposes of the direction on page 1

 BOX 1:

SHARE CERTIFICATES OR OWNERSHIP STATEMENTS

The undersigned delivers to you the enclosed share certificate(s) or Ownership Statement(s) in respect of CLFC Common Shares. The following are the details of the enclosed share certificate(s) or Ownership Statement(s):

Share Certificate Number or
Account Number on	Registration as it appears on the Share Certificate or	Number of CLFC Common
Ownership Statement	Ownership Statement (please print)	Shares Deposited*

TOTAL

(If space is insufficient, please attach a list in the above form.)

*Unless otherwise indicated, the total number of CLFC Common Shares represented by all share certificate(s) or Ownership Statement(s) delivered will be deemed to have been deposited. See Instruction 6.

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BOX 2:

ELECTION FOR CASH OR SHARES

Under the Offer, the undersigned hereby elects to receive one of the following forms of consideration for the deposited CLFC Common Shares represented by the share certificate(s) or Ownership Statement(s) listed in Box 1 above. Shareholders may elect to receive the Cash Alternative (Choice A) or the Share Alternative (Choice B).

Shareholders may choose only ONE of the choices below:

☐ CHOICE A — THE CASH ALTERNATIVE

CLFC Common Shares to receive Cdn.$40.00 cash for each CLFC Common Share deposited under this Choice A by the undersigned.

OR

☐ CHOICE B — THE SHARE ALTERNATIVE

CLFC Common Shares to receive 1.055 MFC Common Shares and Cdn.$0.01 cash for each CLFC Common Share deposited under this Choice B by the undersigned.

If neither of the foregoing choices is made or the choice is not properly made, the undersigned is deemed to have elected the form of consideration available after the elections of Shareholders who properly elect the Cash Alternative or the Share Alternative are determined.

No fractional MFC Common Shares will be delivered in exchange for CLFC Common Shares pursuant to the Offer. Each Shareholder entitled to a fractional MFC Common Share will receive a cash payment determined on the basis of Cdn.$37.90 for each whole MFC Common Share.

The undersigned acknowledges that the consideration payable under the Offer and this election is subject to proration as set forth in section 1 of the Offer, “The Offer”.

If a Shareholder delivers a Notice of Guaranteed Delivery in respect of the CLFC Common Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received shall supersede any election made in this Letter of Transmittal. See Instruction 12.

BOX 3:

CANADIAN TAX DEFERRAL

     If you are an Eligible Holder (as defined below) you are eligible to make a joint election with MFC to transfer your CLFC Common Shares on a full or partial tax-deferred basis for Canadian federal income tax purposes where MFC Common Shares are received as consideration for the CLFC Common Shares that are taken up under the Offer. See “Canadian Federal Income Tax Considerations” in the Circular.

☐	Please check if you are an Eligible Holder, want to make the necessary joint tax election with MFC to transfer your CLFC Common Shares on a full or partial tax-deferred basis and want a tax instruction letter.

     The Offeror will send a tax instruction letter, which will contain instructions on how to make the above joint tax election with MFC, to all Shareholders with mailing addresses in Canada. Other Eligible Holders should check the box above to request a copy of the tax instruction letter. The tax instruction letter will be sent at or about the time that the Shareholders are sent the Offer consideration to which they are entitled.

     Eligible Holders who elect to receive the Cash Alternative or the Share Alternative should note that, because of the possibility of proration as described in section 1 of the Offer, “The Offer”, Shareholders could receive more cash or MFC Common Shares than they otherwise desire. Accordingly, even if you have elected to receive cash for all of your CLFC Common Shares tendered to the Offer, you should check the box above if you wish to make the joint tax election in the event that you do receive MFC Common Shares as a result of proration. Eligible Holders should also note that depending upon the circumstances of the particular Eligible Holder, the receipt of cash could give rise to a capital gain.

     An “Eligible Holder” is a Shareholder who is (i) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (ii) a non-resident of Canada for the purposes of the Tax Act, whose CLFC Common Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of CLFC Common Shares by reason of an exemption contained in an applicable income tax treaty, or (iii) a partnership if one or more members of the partnership are described in (i) or (ii). Please see “Canadian Federal Income Tax Considerations” in the Circular.

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SHAREHOLDER INFORMATION AND INSTRUCTIONS

      Before signing at the bottom of the following page, please review carefully and complete the following boxes as appropriate.

A.	REGISTRATION AND PAYMENT
INSTRUCTIONS

ISSUE CHEQUE/ MFC COMMON SHARES IN THE NAME OF:

(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

B.	DELIVERY INSTRUCTIONS

SEND CHEQUE/ MFC COMMON SHARES

(unless Box D below is checked) TO:
(please print or type)

☐ Same address as Box A or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

C.	U.S. RESIDENTS/ CITIZENS

•	U.S. residents/ citizens must provide their Taxpayer Identification Number .

•	Shareholders who are U.S. residents must return a completed “Substitute Form W-9” on page 10 of this Letter of Transmittal or be subject to backup withholding of federal income tax in respect of payments from MFC.

•	U.S. SHAREHOLDERS WHO HOLD OWNERSHIP STATEMENTS MUST HAVE THEIR SIGNATURES GUARANTEED BY AN ELIGIBLE INSTITUTION (SEE INSTRUCTION 3).

D.	SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD CHEQUE/ MFC COMMON SHARES FOR PICKUP AT THE OFFICE OF DEPOSIT

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E.	DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

(SHAREHOLDERS WHO HOLD OWNERSHIP STATEMENTS CANNOT USE THIS PROCEDURE.)

☐	CHECK HERE IF CLFC COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND, IF SUCH NOTICE WAS SENT, COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

F.	INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
(See Instruction 7) (please print or type)

(Firm)	(Telephone Number) (Fax Number)

(Registered Representative)	(Address)

(Registered Representative Identification Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the additional terms and conditions set forth in the section entitled “Additional Terms and Conditions” beginning on page 8 of this Letter of Transmittal.

Signature guaranteed by (only if required under Instruction 3):	Dated:

Shareholder signature:

Authorized Signature	Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

Additional signatures for joint shareholders (if required):

Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Shareholder or Authorized Representative (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

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INSTRUCTIONS

1.  Use of Letter of Transmittal

(a)	This Letter of Transmittal or a manually executed facsimile thereof, properly completed and signed, covering the CLFC Common Shares deposited pursuant to the Offer, in either case with the signature(s) guaranteed if required in Instruction 3 below, and any other required documents, must be received by the Depositary together with the share certificate(s) or Ownership Statement(s) in respect of such CLFC Common Shares in order for Shareholders to obtain the consideration to which they are entitled. Shareholders are urged to deliver their properly completed Letter of Transmittal, together with their share certificate(s) or Ownership Statement(s), for receipt by the Depositary on or before the Expiry Time.

(b)	The method used to deliver this Letter of Transmittal and any accompanying share certificate(s) or Ownership Statement(s) and any other required document, is at the option and risk of the depositing Shareholder, and delivery will be deemed effective only when such documents are actually received. MFC recommends that the necessary documentation be delivered by hand to the Depositary at one of the addresses specified below and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that proper insurance be obtained.

(c)	Shareholders whose CLFC Common Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee for assistance in depositing those CLFC Common Shares.

2.  Signatures

(a)	This Letter of Transmittal must be filled in, dated and signed by the holder of CLFC Common Shares or by such holder’s duly authorized representative (in accordance with Instruction 4 below).

(b)	If this Letter of Transmittal is signed by the registered owner(s) of the CLFC Common Shares to which it relates, as shown on the accompanying share certificate(s) or Ownership Statement(s), as the case may be, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such share certificate(s) or Ownership Statement(s) without any change whatsoever, and the share certificate(s) need not be endorsed or the Ownership Statement(s) need not be signed, as the case may be. If the CLFC Common Shares represented by such share certificate(s) or Ownership Statement(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the CLFC Common Shares to which it relates, or if a cheque and/or share certificates or ownership statements in respect of MFC Common Shares are to be issued to a person other than the registered owner(s):

(i)	the deposited share certificate(s) or Ownership Statement(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the share certificate(s) or Ownership Statement(s) and must be guaranteed by an Eligible Institution as noted in Instruction 3 below.

3.  Guarantee of Signatures

     A signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution) if: (a) this Letter of Transmittal is accompanied by an Ownership Statement(s) in respect of CLFC Common Shares deposited by a Shareholder resident in the U.S.; (b) this Letter of Transmittal is signed by a person other than the registered owner(s) of the share certificates or Ownership Statements in respect of CLFC Common Shares (in accordance with Instruction 2 above); (c) the cheques and/or share certificates or ownership statements in respect of MFC Common Shares are to be issued to a person other than such registered Shareholder; or (d) CLFC Common Shares not purchased are to be returned to a person other than such registered Shareholder.

     An “Eligible Institution” means a Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of The National Association of Securities Dealers or banks or trust companies in the United States.

4.  Fiduciaries, Representatives and Authorizations

     Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Either of the Offeror or the Depositary, in their sole judgement, may require additional evidence of authority or additional documentation.

5.  Delivery Instructions

     If any cheque(s), share certificate(s) or ownership statement(s) are to be sent to someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Box B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Box B is not completed, any cheque(s) or share certificate(s) or ownership statement(s) in respect of MFC Common Shares issued in exchange for CLFC Common Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder

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as it appears on the securities register of CLFC. Any cheque(s), share certificate(s) and ownership statement(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.  Partial Tenders

     If less than the total number of CLFC Common Shares represented by any share certificate or Ownership Statement submitted is to be deposited under the Offer, fill in the number of CLFC Common Shares to be deposited in Box 1 on this Letter of Transmittal. In such case, a new share certificate or Ownership Statement for the number of CLFC Common Shares not deposited (or, if necessary, the originally submitted Ownership Statement) will be sent to the Shareholder as soon as practicable following the Expiry Time, unless otherwise provided in Box B on this Letter of Transmittal. Unless otherwise indicated in the appropriate box on this Letter of Transmittal, the total number of CLFC Common Shares represented by all share certificates or Ownership Statements delivered will be deemed to have been deposited.

     Although a Shareholder may choose to deposit less than the total number of CLFC Common Shares, the Shareholder must choose only one of the Cash Alternative (Choice A) or Share Alternative (Choice B).

7.  Solicitation

     Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal and attach a list of beneficial holders, if applicable.

8.  MFC Ownership Statements

     A Shareholder who tenders a CLFC Ownership Statement(s) to the Offer will receive an MFC ownership statement if he or she receives MFC Common Shares in exchange for CLFC Common Shares under the Offer. An MFC ownership statement is a record of the ownership interest of a shareholder and will entitle the shareholder to all the same rights as a holder of an MFC share certificate. A shareholder may elect to receive a share certificate in respect of MFC Common Shares at any time following receipt of the MFC ownership statement.

9.  Commissions and Stock Transfer Taxes

     No brokerage fees or commissions will be payable if the Offer is accepted by depositing CLFC Common Shares directly with the Depositary or if the services of the Dealer Managers are used to accept the Offer. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Purchased CLFC Common Shares to the Offeror by the registered owner pursuant to the Offer. If, however, MFC Common Shares to be received pursuant to the Offer are to be issued to, or if the share certificates or Ownership Statements in respect of CLFC Common Shares not deposited or purchased are to be registered in the name of any person other than the registered Shareholder or if share certificates or Ownership Statements in respect of CLFC Common Shares are registered in the name of any person other than the person signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered Shareholder or such other person) payable on account of the transfer to such person will be payable by the seller which may result in a deduction from the purchase price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

10. Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all share certificates or Ownership Statements in respect of CLFC Common Shares, additional share certificate numbers or Ownership Statement account numbers may be included on a separate signed list annexed to this Letter of Transmittal.

(b)	If CLFC Common Shares are registered in different names (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be completed and signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted and no fractional MFC Common Shares will be issued.

(d)	The Offer and any agreement resulting from acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e)	Additional copies of this Letter of Transmittal and the Offer and Circular may be obtained from the Information Agent at its office specified below.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g)	All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any CLFC Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole judgement. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful for it to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to permit the Offer to be accepted in a manner other than as set forth herein and to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received or in the deposit of any CLFC Common Shares. None of the Offeror, the Depositary, the U.S. Forwarding Agent, the U.K. Forwarding Agent, the Irish Forwarding Agent or any other person shall be required to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give such notice. The Offeror’s interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery shall be final and binding.

11. Lost Ownership Statements or Share Certificates

(a)	If an Ownership Statement has been lost, destroyed, mutilated or mislaid, the holder of that Ownership Statement should immediately call CLFC’s registrar and transfer agent, Computershare Trust Company of Canada, toll-free in Canada or the United States, at 1-888-284-9137, or in the rest of the world, call collect (8 a.m. to 5 p.m., Montreal time) (514) 982-7270 to obtain a replacement

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Ownership Statement upon the holder satisfying such requirements as may be imposed by CLFC in connection with the issuance of a replacement Ownership Statement.

(b)	If a share certificate in respect of CLFC Common Shares of a holder has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond regarding the issuance of a replacement share certificate upon the holder satisfying such requirements as may be imposed by CLFC in connection with the issuance of a replacement share certificate.

12. Notice of Guaranteed Delivery

     Shareholders, other than holders of Ownership Statements, whose CLFC Common Share certificates are not immediately available or who cannot cause their CLFC Common Share certificates and all other required documents to be delivered to the Depositary in Toronto at or before the Expiry Time must complete and execute the accompanying Notice of Guaranteed Delivery (printed on blue paper) or a facsimile thereof and deliver their CLFC Common Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer, “How to Tender CLFC Common Shares to the Offer — Procedure for Guaranteed Delivery”.

     Shareholders who hold Ownership Statements cannot use these guaranteed delivery procedures.

13. Assistance

     THE INFORMATION AGENT (SEE BACK COVER PAGE FOR ADDRESS AND TELEPHONE NUMBER) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

ADDITIONAL TERMS AND CONDITIONS

     As used in this Letter of Transmittal, the term “CLFC Common Shares” includes the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan.

     The person signing this Letter of Transmittal (the “signatory”) hereby acknowledges receipt of the Offer and the accompanying Circular and acknowledges that upon the take-up by the Offeror of CLFC Common Shares tendered to the Offer, there will be a binding agreement between the signatory and the Offeror upon the terms and subject to the conditions of the Offer. The signatory hereby represents and warrants that: (i) the signatory has full power and authority to deposit, sell, assign and transfer the CLFC Common Shares (and any (a) securities, rights, warrants, dividends, distributions, assets or other interests accrued, declared, issued, transferred, made or distributed on or in respect of such CLFC Common Shares on or after December 9, 2002 other than ordinary course quarterly cash dividends not exceeding Cdn.$0.15 per CLFC Common Share; and (b) SRP Rights, whether or not separated from the CLFC Common Shares ((a) and (b) collectively, “Other Securities”)) represented by the enclosed share certificate(s) or Ownership Statement(s); (ii) the signatory owns the CLFC Common Shares (and any Other Securities) represented by the enclosed share certificate(s) or Ownership Statement(s) within the meaning of applicable securities laws; (iii) the deposit of such CLFC Common Shares (and any Other Securities) complies with applicable securities laws; and (iv) when such CLFC Common Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, charges, encumbrances, restrictions, claims, adverse interests and equities.

     IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, subject only to the rights of withdrawal set out in the Offer, the signatory hereby irrevocably accepts the Offer, on and subject to the terms and conditions of the Offer, and sells, assigns and transfers to the Offeror all of the right, title and interest of the signatory in and to the CLFC Common Shares and any and all Other Securities represented by the enclosed share certificate(s) or Ownership Statement(s) registered in the name of the signatory on the securities register maintained by or on behalf of CLFC and deposited pursuant to the Offer and purchased by the Offeror (the “Purchased CLFC Common Shares”), together with all rights and benefits arising therefrom. If, on or after December 9, 2002, CLFC should declare or pay any dividend, other than ordinary course quarterly cash dividends not exceeding Cdn.$0.15 per CLFC Common Share, or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Purchased CLFC Common Shares, payable or distributable to the signatory as a registered Shareholder on a date prior to the transfer into the name of the Offeror or its nominees or transferees on CLFC’s transfer registers of CLFC Common Shares deposited by the signatory and accepted for payment pursuant to the Offer, then (i) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the signatory for the account of the Offeror until the Offeror pays for such Purchased CLFC Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per CLFC Common Share payable by the Offeror pursuant to the Offer, the purchase price per CLFC Common Share will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest, and in the case of any cash dividends, distributions or payments in an amount that exceeds the purchase price per CLFC Common Share, the whole of any such cash dividend, distribution or payment, will be received and held by the signatory for the account of the Offeror and shall be required to be promptly remitted and transferred by the signatory to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest, other than ordinary course quarterly cash dividends not exceeding Cdn.$0.15 per CLFC Common Share, and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole judgement.

     The signatory acknowledges and agrees that no amount of the consideration paid by the Offeror to the signatory pursuant to the Offer is allocable to the SRP Rights for any purpose, including for the purpose of computing the signatory’s income under the Income Tax Act (Canada).

     The signatory acknowledges and agrees that if, on or after the date of the Offer, CLFC should split, combine or otherwise change any of the CLFC Common Shares or its capitalization, or shall disclose that it has taken any such action, then the Offeror may in its sole judgement make such

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adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such split, combination or other change.

     The signatory hereby irrevocably constitutes and appoints Dale W.J. Scott, Senior Vice President and General Counsel, and Richard A. Lococo, Vice President and Deputy General Counsel, each of whom is a senior officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact, and proxies of the signatory with respect to the Purchased CLFC Common Shares, and with respect to any and all Other Securities, effective from and after the date the Offeror takes up and pays for the Purchased CLFC Common Shares (the “Effective Date”), with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the signatory: (i) register or record the transfer or cancellation of such Purchased CLFC Common Shares and Other Securities consisting of securities on the appropriate registers maintained by or on behalf of CLFC; (ii) for so long as any such Purchased CLFC Common Shares are registered or recorded in the name of the signatory (whether or not they are so registered or recorded as at the time of completion of this Letter of Transmittal), execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Purchased CLFC Common Shares and any or all Other Securities, and to designate in any such instruments of proxy any person or persons as the proxyholder of the signatory in respect of such Purchased CLFC Common Shares and any or all Other Securities; (iii) except as provided in section 11 of the Offer, “Reorganization, Dividends and Distributions”, execute and negotiate any cheques or other instruments representing any distributions payable to or to the order of, or endorsed in favour of, the signatory; (iv) exercise any rights of a holder of such Purchased CLFC Common Shares and any Other Securities; and (v) execute all such further and other documents, transfers and other assurances as may be necessary or desirable in the sole judgement of the Offeror to effectively convey Purchased CLFC Common Shares and Other Securities to the Offeror.

     Upon the take-up and payment for the CLFC Common Shares deposited by the signatory pursuant to the Offer, the signatory revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, hereinbefore conferred or agreed to be conferred by the signatory at any time with respect to the Purchased CLFC Common Shares and any Other Securities and covenants that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, will be granted with respect thereto by or on behalf of the signatory.

     The signatory agrees, from and after the take-up and payment for the CLFC Common Shares deposited by the signatory pursuant to the Offer: (i) not to vote any of the Purchased CLFC Common Shares or Other Securities at any meeting of holders of those securities; (ii) not to exercise any other rights or privileges attached to any such Purchased CLFC Common Shares or Other Securities; and (iii) to deliver to the Offeror any and all instruments of proxy, authorizations or consents received in respect of such Purchased CLFC Common Shares or Other Securities.

     The signatory hereby agrees to execute all such further and other documents, transfers and other assurances as may be necessary or desirable in the sole judgement of the Offeror to effectively convey Purchased CLFC Common Shares and Other Securities to the Offeror.

     The signatory waives any right to receive notice of purchase of the signatory’s deposited Purchased CLFC Common Shares.

     Each authority herein conferred or agreed to be conferred by the signatory shall not be revoked by the death or any subsequent legal incapacity of the signatory and all obligations of the signatory herein shall be binding upon the heirs, personal representatives and successors of the signatory. Except as otherwise stated in the Offer, this deposit is irrevocable.

     The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the signatory previously and shall not be terminated by the execution by the signatory in the future of a CPOA, and the signatory hereby agrees not to take any action in future which results in the termination of the authority herein conferred.

     The signatory hereby directs the Depositary to issue or cause to be issued a cheque and/or MFC share certificates or ownership statements, as appropriate, in respect of the Purchased CLFC Common Shares sold and transferred hereby, and mail the same by first class mail or make available for delivery and deliver the same, in accordance with the instructions given below (or, if no instructions are given, in the name and to the address, if any, of the signatory as the same appears on the securities register maintained by or on behalf of CLFC). Should any of the Purchased CLFC Common Shares not be purchased, the signatory directs the Depositary to return the share certificates or Ownership Statements in respect of CLFC Common Shares not purchased (and other relevant documents) in accordance with the instructions in the preceding sentence.

     By reason of the use by the signatory of an English language form of Letter of Transmittal, the signatory shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation par le signataire de la version anglaise de la lettre d’envoi, le signataire et les destinataires sont réputés avoir requis que tout contrat attesté par l’offre telle qu’acceptée par la présente lettre d’envoi et tout autre document s’y rapportant, soient rédigés exclusivement en anglais.

     For all Shareholders, prorations will be made in accordance with section 1 of the Offer, “The Offer”, if the elections made exceed either the Maximum Take-Up Date Cash Tender or the Maximum Take-Up Date Share Tender. The proration and allocation rules in that section provide that the elected form of Offer consideration to be paid or issued to Shareholders may be prorated if the number of CLFC Common Shares tendered to the Cash Alternative exceeds 40% of the total number of CLFC Common Shares tendered to the Offer or if the number of CLFC Common Shares tendered to the Share Alternative exceeds 60% of the total number of CLFC Common Shares tendered to the Offer. See section 1 of the Offer, “The Offer”.

     The signatory acknowledges that he or she may receive both cash and MFC Common Shares (including where the signatory has elected to receive the Cash Alternative but the proration provisions of the Offer apply). In such circumstances, the signatory shall transfer each CLFC Common Share to the Offeror for a combination of cash and MFC Common Shares, with the cash portion of such consideration received by the signatory for each CLFC Common Share being equal to the aggregate cash consideration received divided by the number of CLFC Common Shares so transferred by the signatory.

     If a Shareholder deposits an Ownership Statement, the instructions made in this Letter of Transmittal shall supersede any instruction made in that Ownership Statement.

9

SUBSTITUTE FORM W-9

FOR UNITED STATES SHAREHOLDERS

If you are a Shareholder who is a U.S. citizen or resident, you must include your Taxpayer Identification Number (“TIN”). Failure to provide your TIN may subject you to backup withholding tax and may result in additional penalties being imposed by the Internal Revenue Service (“IRS”).

Instructions for Providing Your Taxpayer Identification Number

For individuals, your TIN is your Social Security Number. However, if you are a resident alien and do not have and are not eligible to get a Social Security Number, your TIN is your Internal Revenue Service Individual Taxpayer Identification Number. If you are a sole proprietor and you have an Employer Identification Number, you may enter your Social Security Number or your Employer Identification Number. For any other entities, your TIN is your Employer Identification Number. If you do not have a TIN, you should apply for one immediately from your local Social Security Administrator office or your local IRS office. You should also write “Applied For” in the space below for the TIN.

Under penalties of perjury, I (we) certify that (1) the number shown on this form is my correct TIN (or I (we) am (are) waiting for a TIN to be issued to me (us)) and (2) I (we) am (are) not subject to backup withholding tax because (a) I (we) am (are) exempt from backup withholding tax, or (b) I (we) have not been notified by the IRS that I (we) am (are) subject to backup withholding tax as a result of a failure to report all interest or dividends, or (c) the IRS has notified me (us) that I (we) am (are) no longer subject to backup withholding tax.

IMPORTANT: You must cross out clause (2) above if you are subject to backup withholding tax.

Taxpayer Identification Number

Your Signature	Date

If a CLFC Common Share is owned by more than one named owner, all named owners must sign below.

Taxpayer Identification Number

Your Signature	Date

Your Signature	Date

Your Signature	Date

If you need additional lines for signatures, please attach a separate page containing the signatures and Taxpayer Identification Numbers.

IF YOU DO NOT RETURN A COMPLETED SUBSTITUTE FORM W-9, YOU MAY BE SUBJECT TO BACKUP WITHHOLDING OF FEDERAL INCOME TAX AND IRS PENALTIES.

10

The U.S. Forwarding Agent for the Offer is:

By Mail: Mellon Investor Services LLC Attention: Reorganization Department Post Office Box 3301 South Hackensack, New Jersey 07606-1901	By Hand: Mellon Investor Services LLC 120 Broadway, 13th Floor New York, New York 10271 Attention: Reorganization Department

The U.K. Forwarding Agent for the Offer is:

Capita IRG plc
New Issues Department
P.O. Box 166
Bourne House
34 Beckenham Road
Beckenham, Kent
United Kingdom
BR3 4TH

The Irish Forwarding Agent for the Offer is:

Capita Corporate Registrars plc
Unit 5
Manor Street Business Park
Manor Street
Dublin 7
Ireland

The Depositary for the Offer is:

CIBC Mellon Trust Company

Offices of the Depositary
Telephone: (416) 643-6268
Toll-Free: 1-800-783-9495

Toronto:	Toronto:

By Mail: P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Hand or Courier: 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9

Montreal: By Hand or Courier: 2001 University Street Floor 16 Montreal, PQ H3A 2A6	Calgary: By Hand or Courier: 600 The Dome Tower 333 – 7th Avenue S.W. Floor 6 Calgary, AB T2P 2Z1	Vancouver: By Hand or Courier: 1066 West Hastings Street Suite 1600 Vancouver, BC V6E 3X1

The Dealer Managers for the Offer are:

In Canada: Scotia Capital Inc. Scotia Plaza, 64th Floor 40 King Street West Box 4085, Station “A” Toronto, Ontario M5W 2X6 Tel: (416) 863-7401	TD Securities Inc. TD Tower, 8th Floor 66 Wellington Street West Toronto, Ontario M5K 1A2 Tel: (416) 308-3425	In the United States: Scotia Capital (USA) Inc. One Liberty Plaza, 25th Floor 165 Broadway New York, New York 10006 Tel: 1-888-251-4484	In Europe: HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom Tel: 020-7991-8888 (ask for Equity Capital Markets)

Any questions or requests for assistance or additional copies of this Letter of Transmittal, the Offer and Circular and the Notice of Guaranteed Delivery may be directed to the
Information Agent at the telephone numbers and address set forth below.

You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent:

105 Madison Avenue

New York, New York 10016

Call Toll Free: 1-800-322-2885 (English)
1-888-410-7852 (French)

United Kingdom/Europe: 020-7864-9132

Ireland: 01-277-1029
Rest of World: Call Collect – (U.S.) 212-929-5500

Des exemplaires en français de la lettre d’envoi, de la présente offre et note d’information et de l’avis de livraison garantie vous seront transmis avec plaisir.

Veuillez communiquer avec l’agent d’information au 1-888-410-7852.

Attachment C

THIS IS NOT A LETTER OF TRANSMITTAL.   THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY MANULIFE FINANCIAL CORPORATION FOR ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS UNDER THE SHAREHOLDER RIGHTS PLAN) OF CANADA LIFE FINANCIAL CORPORATION.

NOTICE OF GUARANTEED DELIVERY

for deposit of common shares of

CANADA LIFE FINANCIAL CORPORATION

to be deposited pursuant to the Offer dated December 27, 2002 by

MANULIFE FINANCIAL CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (LOCAL TIME)
ON FEBRUARY 28, 2003 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

      This Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”) must be used to accept the offer (the “Offer”) dated December 27, 2002 made by Manulife Financial Corporation (“MFC” or the “Offeror”) to holders of common shares of Canada Life Financial Corporation (“CLFC”) together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan (collectively, the “CLFC Common Shares”), if share certificate(s) representing the CLFC Common Shares are not immediately available, or the share certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time of the Offer. The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and Circular that accompanies this Notice of Guaranteed Delivery.

SHAREHOLDERS WHO HOLD OWNERSHIP STATEMENTS CANNOT USE THIS
GUARANTEED DELIVERY PROCEDURE.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

      As set forth in section 3 of the Offer, “How to Tender CLFC Common Shares to the Offer — Procedure for Guaranteed Delivery”, if a Shareholder who does not hold an Ownership Statement evidencing ownership of CLFC Common Shares wishes to deposit CLFC Common Shares pursuant to the Offer and either the share certificate(s) in respect of such CLFC Common Shares are not immediately available, or the share certificate(s) and all other required documents cannot be delivered to the Depositary in Toronto at or prior to the Expiry Time, such CLFC Common Shares may nevertheless be deposited validly under the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a facsimile transmission hereof, together with a guarantee by an Eligible Institution in the form set forth below, is received by the Depositary at its office in Toronto listed below prior to the Expiry Time; and

(c)	the share certificate(s) representing deposited CLFC Common Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal and Election Form (the “Letter of Transmittal”), or a manually executed facsimile thereof, covering such CLFC Common Shares and any other documents required by the Letter of Transmittal, are received at the office of the Depositary in Toronto listed below on or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Effective Date. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the same office of the Depositary in Toronto where the Notice of Guaranteed Delivery was delivered.

      An “Eligible Institution” means a Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of The National Association of Securities Dealers or banks or trust companies in the United States.

      This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its Toronto office listed below so as to be received by the Depositary not later than the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth below.

TO: CIBC Mellon Trust Company, as Depositary

Telephone: (416) 643-6268

Toll-Free: 1-800-783-9495

By Mail:	By Hand or Courier:	By Fax:

P.O. Box 1036	199 Bay Street	(416) 643-3104
Adelaide Street Postal Station	Commerce Court West
Toronto, ON	Securities Level
M5C 2K4	Toronto, ON
M5L 1G9

      DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY TO A FAX NUMBER OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

      This Notice of Guaranteed Delivery is not to be used to guarantee signatures on the Letter of Transmittal. If a signature for the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

      The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the CLFC Common Shares described below pursuant to the guaranteed delivery procedure set forth in section 3 of the Offer, “How to Tender CLFC Common Shares to the Offer — Procedure for Guaranteed Delivery”.

Share Certificate Number	Registration as it appears on the Share Certificate	Number of CLFC Common
(if available)	(please print)	Shares

TOTAL

(If space is insufficient, please attach a list in the above form.)

Telephone number during business hours:	( )

Signature:	Dated:

2

ELECTION FOR CASH OR SHARES

Under the Offer, the undersigned hereby elects to receive one of the following forms of consideration for the deposited CLFC Common Shares represented by the share certificate(s) listed above. Shareholders may elect to receive the Cash Alternative (Choice A) or the Share Alternative (Choice B).

Shareholders may choose only ONE of the choices below:

☐ CHOICE A — THE CASH ALTERNATIVE

CLFC Common Shares to receive Cdn.$40.00 cash for each CLFC Common Share deposited under this Choice A by the undersigned.

OR

☐ CHOICE B — THE SHARE ALTERNATIVE

CLFC Common Shares to receive 1.055 MFC Common Shares and Cdn.$0.01 cash for each CLFC Common Share deposited under this Choice B by the undersigned.

If neither of the foregoing choices is made or the choice is not properly made, the undersigned is deemed to have elected the form of consideration available after the elections of Shareholders who properly elect the Cash Alternative or the Share Alternative are determined.

No fractional MFC Common Shares will be delivered in exchange for CLFC Common Shares pursuant to the Offer. Each Shareholder entitled to a fractional MFC Common Share will receive a cash payment determined on the basis of Cdn.$37.90 for each whole MFC Common Share.

The undersigned acknowledges that the consideration payable under the Offer and this election is subject to proration as set forth in section 1 of the Offer, “The Offer”. For all Shareholders, prorations will be made in accordance with that section if the elections made exceed either the Maximum Take-Up Date Cash Tender or the Maximum Take-Up Date Share Tender. The proration and allocation rules provide that cash or MFC Common Shares to be paid or issued to Shareholders may be prorated if the number of CLFC Common Shares tendered to the Cash Alternative exceeds 40% of the total number of CLFC Common Shares tendered to the Offer or if the number of CLFC Common Shares tendered to the Share Alternative exceeds 60% of the total number of CLFC Common Shares tendered to the Offer. See section 1 of the Offer, “The Offer”.

The undersigned acknowledges that he or she may receive both cash and MFC Common Shares (including where the undersigned has elected to receive the Cash Alternative but the proration provisions of the Offer apply). In such circumstances, the undersigned shall transfer each CLFC Common Share to the Offeror for a combination of cash and MFC Common Shares, with the cash portion of such consideration received by the undersigned for each CLFC Common Share being equal to the aggregate cash consideration received divided by the number of CLFC Common Shares so transferred by the undersigned.

An election (or deemed election) as to the consideration to be received by a Shareholder made in this Notice of Guaranteed Delivery shall supersede any election made in a Letter of Transmittal.

3

GUARANTEE

(Not to be used for signature guarantee)

     The undersigned, an Eligible Institution, hereby guarantees delivery to the office of the Depositary in Toronto specified herein of the certificates in respect of CLFC Common Shares tendered hereby, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and any other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Effective Date.

Dated:

(Name of Firm)	(Authorized Signature)

(Address of Firm)	(Name)

(Title)

(Telephone Number)	(Date)

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM.  SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Any questions or requests for assistance or additional copies of this Notice of Guaranteed
Delivery, the Offer and Circular and the Letter of Transmittal may be directed to the
Information Agent at the telephone numbers and address set forth below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent:

105 Madison Avenue

New York, New York 10016

Call Toll Free: 1-800-322-2885 (English)

                  1-888-410-7852 (French)

United Kingdom/Europe: 020-7864-9132

Ireland: 01-277-1029
Rest of World: Call Collect - (U.S.) 212-929-5500

Des exemplaires en français de l’avis de livraison garantie, de la présente offre et note
d’information et de la lettre d’envoi vous seront transmis avec plaisir.

Veuillez communiquer avec l’agent d’information au 1-888-410-7852.

4

Attachment D

Dominic D’Alessandro President and Chief Executive Officer
December 27, 2002

Dear Canada Life Shareholder;

We are pleased to enclose Manulife Financial’s Offer to purchase all the common shares of Canada Life Financial Corporation. We believe you will find our Offer attractive, both for its full and fair valuation of your Canada Life shares and for the opportunity it creates for you to continue as a shareholder of the combined company, which will be a Canadian-based global force in financial services.

Manulife’s Offer provides you with a 30 per cent premium above the weighted average market price for Canada Life shares during the 20 trading days before the December 9, 2002 announcement of our Offer. The Offer also gives you a choice: you can elect to receive Cdn. $40 in cash or a Manulife Share Alternative for each of your Canada Life shares.

We encourage you to read the terms and conditions of Manulife’s Offer, provided in this package. To help you understand these formal documents, we also encourage you to:

•	consult with your financial advisor

•	read the plainly worded Questions and Answers

•	call our hotlines to speak directly to someone for further information (numbers are below)

•	visit www.manulife.com to learn more about our company’s 115-year history and its operations in 15 countries and territories worldwide.

We want you to make an informed choice because we believe the more you know about Manulife’s Offer, the more you will want to take advantage of it.

You will need to make your choice by completing the enclosed green Letter of Transmittal, and return it in the envelope provided before February 28, 2003.

If you are a customer of Canada Life, you may be assured that the successful completion of our Offer will have no effect on your life insurance or annuity policy, other than that it will be held by a financially strong, highly rated life insurance company. With the completion of this Offer, the combined company would be the fourth largest public life insurance company in North America and the tenth largest public life insurer in the world.

We ask you to consider our Offer and invite you to join us in building a strong, competitive and valuable international financial services company.

Yours very truly,

Dominic D’Alessandro
President and Chief Executive Officer

For more information call: North America: (English) 1-800-322-2885; (French) 1-888-410-7852;
United Kingdom/Europe; 020-7884-9132; Ireland; 01-277-1029; Rest of World: call collect (U.S.) 212-929-5500

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

5

Attachment E

Questions & Answers About the Manulife Offer

Q1:     What do I do to accept this offer?

A: You can tender your shares until February 28, 2003, by simply filling out the green Letter of Transmittal and mailing it, along with your share certificate or ownership statement, in the enclosed reply envelope. If you cannot locate your share certificate or ownership statement, please contact one of our hotlines at our Information Agent.

To learn more, go to pages 1-2 of the Offer Circular

Q2:     Why is Manulife making this offer for Canada Life?

A: Manulife is a leading Canadian-based financial services company offering insurance products and wealth management services in 15 countries and territories around the world. We believe that, by combining the complementary operations of the two companies, we can move more quickly to establish ourselves in the top tier in global financial services. From that position, Manulife can continue its track record of generating value for shareholders.

Q3:     What is Manulife offering for Canada Life?

A: Manulife’s offer gives Canada Life shareholders a 30 per cent premium over the weighted average market price of the shares over the 20 days before the December 9 announcement of the offer. It also gives you a choice: to receive either Cdn. $40.00 cash, or 1.055 common shares of Manulife plus Cdn. $0.01 for each Canada Life share you own, subject to pro-ration.

To learn more, go to page 1 of the Offer Circular

Q4:     What is “pro-ration” and how does it work?

A: The maximum cash available under the offer is approximately Cdn. $2.3 billion and the maximum number of Manulife shares available is approximately 92 million. If shareholders elect to receive more than either of the maximum of the total available cash or shares, their payment will be adjusted to a combination of cash and shares reflecting the total cash to shares ratio.

To learn more, go to pages 10-13 of the Offer Circular

Q5:     Are there conditions to the offer?

A: The Manulife offer is subject to conditions that are normal in a transaction like this, such as all necessary regulatory approvals. It is also conditional on enough shares being tendered to the offer such that Manulife would own 66 2/3 percent of Canada Life’s common shares, including the 9.1 per cent it already owns.

To learn more, go to pages 16-18 of the Offer Circular

For more information call:

North America: (English) 1-800-322-2885; (French) 1-888-410-7852;
United Kingdom and Europe: 020-7864-9132; Ireland: 01-277-1029;
Rest of world: call collect to (U.S.) 212-929-5500

Q6:     Is there a vote on this offer?

A: There is no need for a vote or meeting of shareholders. You “vote in favour” of the offer by tendering your shares.

Q7:     Can I change my mind after I tender?

A: Manulife is confident that you will find our offer attractive, reflecting the full and fair value of your shares in Canada Life. However, if you change your mind after tendering, you can withdraw your shares at any time until Manulife takes up and pays for them.

To learn more, go to pages 20-21 of the Offer Circular

Q8:     Does this affect my Canada Life insurance or annuity policy?

A: This offer has no effect on your policy, its benefits or obligations.

Q9:     What is the tax treatment if I agree to tender?

A: The tax implications vary by country of residence and your personal circumstances. We suggest you speak with your tax advisor or other financial professional.

To learn more, go to pages 46-58 of the Offer Circular

Q10:   When do you expect the transaction to be completed?

A: The offering period ends on February 28. We expect to be able to take up and pay for the shares shortly thereafter, subject to receiving the necessary regulatory approvals.

To learn more, go to page 13 of the Offer Circular

Q11:   Where do I go for more information?

A: We have set up hotlines at our Information Agent in North America and Europe to answer any questions relating to this offer. Call free of charge to the numbers below.

North America (Monday to Saturday)                    English: 1-800-322-2885
(8:00 a.m. to 10:00 p.m. ET)                                        French: 1-888-410-7852

United Kingdom/Europe (Monday to Friday)     020-7864-9132
(8:30 a.m. to 5:30 p.m. GMT)

Ireland (Monday to Friday)                                       01-277-1029
(8:30 a.m. to 5:30 p.m. GMT)

Rest of the World (Monday to Saturday)               Call collect to (U.S.) 212-929-5500
(8:00 a.m. to 10:00 p.m. ET)

You can also learn more about Manulife and further details at www.manulife.com.

EXHIBIT INDEX

Exhibit Number	Description

1	Annual Information Form of Manulife dated May 1, 2002.

2	Manulife’s audited comparative consolidated financial statements for the year ended December 31, 2001, together with the auditors’ report thereon as set out on pages 26 to 53 of Manulife’s 2001 Annual Report for the year ended December 31, 2001.

3	Management’s Discussion and Analysis for the audited comparative consolidated financial statements referred to in Exhibit 2 as set out on pages 6 to 25 of Manulife’s 2001 Annual Report for the year ended December 31, 2001.

4	Manulife’s unaudited comparative interim consolidated financial statements for the nine months and three months ended September 30, 2002, as set out on pages 9 to 21 of Manulife’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002.

5	Management’s Discussion and Analysis for the unaudited comparative consolidated financial statements referred to in Exhibit 4 as set out on pages 6 to 8 of Manulife’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002.

6	Manulife’s Management Proxy Circular dated February 28, 2002, regarding Manulife’s annual meeting of shareholders held on April 30, 2002, excluding the sections entitled “Statement of Corporate Governance Practices”, “Mandate and Report of the Management Resources and Compensation Committee” and “Performance Graph”.

7	Material Change Report of Manulife dated December 12, 2002 with respect to the Offer.

8	Audited comparative financial statements of Canada Life for the year ended December 31, 2001, together with the auditors’ report thereon as set out on pages 58 to 91 of Canada Life’s 2001 Annual Report for the year ended December 31, 2001.

9	Canada Life’s unaudited comparative interim consolidated financial statements for the nine months and three months ended September 30, 2002, as set out on pages 9 to 19 of Canada Life’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002 (Incorporated by reference to Canada Life’s Form 6-K as filed on November 6, 2002).